UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): September 8, 2021

VICI Properties Inc.

(Exact Name of Registrant as Specified in its Charter)

Maryland	001-38372	81-4177147
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

535 Madison Avenue, 20th Floor

New York, New York 10022

(Address of Principal Executive Offices) (Zip Code)

Registrant’s telephone number, including area code: (646) 949-4631

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common stock, $0.01 par value	VICI	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

☐	Emerging growth company

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

Financial Information of MGP And MGP OP

As previously disclosed, on August 4, 2021, VICI Properties Inc., a Maryland corporation (the “Company”), MGM Growth Properties LLC, a Delaware limited liability company (“MGP”), MGM Growth Properties Operating Partnership LP, a Delaware limited partnership (“MGP OP”), VICI Properties LP, a Delaware limited partnership (“Existing VICI OP”), Venus Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of Existing VICI OP (“REIT Merger Sub”), VICI Properties OP LLC, a Delaware limited liability company and an indirect wholly owned subsidiary of the Company (“New VICI Operating Company”), and MGM Resorts International, a Delaware corporation (“MGM”), entered into a definitive Master Transaction Agreement (the “Master Transaction Agreement”). Upon the terms and subject to the conditions set forth in the Master Transaction Agreement, prior to or on the closing date under the Master Transaction Agreement, the Company will contribute its interest in Existing VICI OP to New VICI Operating Company, which will serve as a new operating company for the Company. Following the contribution transaction, MGP will merge with and into REIT Merger Sub, with REIT Merger Sub surviving the merger (the “REIT Merger”). Immediately following consummation of the REIT Merger, REIT Merger Sub will distribute the interests of the general partner of MGP OP to Existing VICI OP and, immediately following such distribution, REIT Merger Sub will merge with and into MGP OP, with MGP OP surviving the merger (the “Partnership Merger” and, together with the REIT Merger, the “Mergers”).

The Company is filing this Current Report on Form 8-K to provide certain financial information with respect to the proposed Mergers. Specifically, this Current Report on Form 8-K provides: (1) the audited consolidated financial statements of MGP and MGP OP as of December 31, 2020 and 2019, and for each of the years in the three year period ended December 31, 2020, attached hereto as Exhibit 99.1 and incorporated herein by reference, (2) the unaudited consolidated financial statements of MGP and MGP OP as of June 30, 2021 and for the six month periods ended June 30, 2021 and 2020, attached hereto as Exhibit 99.2 and incorporated herein by reference, and (3) the Company’s unaudited pro forma condensed combined financial statements as of and for the six month period ended June 30, 2021 and for the year ended December 31, 2020, relating to the proposed Mergers, the other transactions contemplated by the Master Transaction Agreement and certain other pending or recently closed transactions, attached hereto as Exhibit 99.3 and incorporated herein by reference. Such unaudited pro forma condensed combined financial statements have been prepared on the basis of certain assumptions and estimates and are subject to other uncertainties and do not purport to reflect what the actual results of operations or financial condition of the combined company would have been had the Mergers been consummated on the dates assumed for purposes of such pro forma financial statements or to be indicative of the financial condition or results of operations of the combined company as of or for any future date or period. For further information, see Exhibit 99.3. The information in Exhibits 99.1 and 99.2 was provided by MGP and MGP OP.

Supplemental Risk Factors, VICI Board of Directors’ Reasons for the Transactions and Property Statistics of MGP

The Company is also filing this Current Report on Form 8-K to provide certain supplemental risk factors (the “Supplemental Risk Factors”) and the recommendations of the VICI Board of Directors and its reasons for the Transactions (the “VICI Reasons for the Transactions”) that were originally reflected in the Registration Statement on Form S-4 filed with the SEC by the Company on September 8, 2021 (which Registration Statement is not incorporated by reference in or a part of this Current Report on Form 8-K). The Supplemental Risk Factors and VICI Reasons for the Transactions are attached hereto as Exhibit 99.4 and 99.5, respectively, and incorporated herein by reference.

The Company is also filing this Current Report on Form 8-K to provide certain property statistics of MGP (the “MGP Property Statistics”). The MGP Property Statistics are attached hereto as Exhibit 99.6 and incorporated herein by reference.

Forward Looking Statements

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the proposed transaction described herein, including statements regarding the anticipated benefits of the transaction, the anticipated timing of the transaction and the markets of each company. These forward-looking statements generally are identified by the words “anticipates,” “assumes,” “believes,” “estimates,” “expects,” “guidance,” “intends,” “plans,” “projects,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

Currently, one of the most significant factors that could cause actual outcomes to differ materially from our forward-looking statements is the impact of the COVID-19 pandemic on the Company’s, MGP’s and each company’s respective tenants’ financial condition, results of operations, cash flows and performance. The extent to which the COVID-19 pandemic continues to adversely affect each company’s tenants, and ultimately impacts each company’s business, financial condition, results of operations, cash flows and performance depends on future developments which cannot be predicted with confidence. Many additional factors could cause actual future events and results to differ materially from the forward-looking statements, including but not limited to: (i) the possibility that the Company stockholders do not approve the proposed transaction or that other conditions to the closing of the proposed transaction are not satisfied or waived at all or on the anticipated timeline, (ii) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction, (iii) the risk that MGP’s business will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected, (iv) unexpected costs or liabilities relating to the proposed transaction, (v) potential litigation relating to the proposed transaction that could be instituted against the Company or MGP or their respective directors or officers and the resulting expense or delay, (vi) the risk that disruptions caused by or relating to the proposed transaction will harm the Company’s or MGP’s business, including current plans and operations, (vii) the ability of the Company or MGP to retain and hire key personnel, (viii) potential adverse reactions by tenants or other business partners or changes to business relationships, including joint ventures, resulting from the announcement or completion of the proposed transaction, (ix) risks relating to the market value of the Company’s common stock to be issued in the proposed transaction, (x) risks associated with third-party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (xi) the impact of public health crises, such as pandemics (including the COVID-19 pandemic) and epidemics and any related company or government policies and actions intended to protect the health and safety of individuals or government policies or actions intended to maintain the functioning of national or global economies and markets, (xii) general economic and market developments and conditions, (xiii) restrictions during the pendency of the proposed transaction or thereafter that may impact the Company’s or MGP’s ability to pursue certain business opportunities or strategic transactions, (xiv) either company’s ability to maintain its status as a real estate investment trust for U.S. federal income tax purposes, and (xv) the occurrence of any event, change or other circumstances that could give rise to the termination of the Master Transaction Agreement relating to the proposed transaction. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of the Company described in the “Risk Factors” section of its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Investors are cautioned to interpret many of the risks identified in the “Risk Factors” section of these filings as being heightened as a result of the ongoing and numerous adverse impacts of the COVID-19 pandemic. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. The Company gives no assurance that it will achieve its expectations.

Additional Information about the Proposed Transaction and Where to Find It

This Current Report on Form 8-K relates to a proposed transaction between the Company and MGP. In connection with the Mergers, the Company filed with the SEC a registration statement on Form S-4 that includes a proxy statement of the Company and that also constitutes a prospectus of the Company and information statement of MGP. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/INFORMATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by the Company by contacting VICI Properties Investor Relations at Investors@viciproperties.com or (646) 949-4631. Investors and security holders may obtain free copies of the documents filed with the SEC by MGP by contacting MGP Investor Relations at IR@mgmgrowthproperties.com or (702) 669-1470.

Participants in the Solicitation

The Company and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of the Company is available in the Company’s proxy statement for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 15, 2021. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the definitive proxy statement/information statement/prospectus and other relevant materials filed with the SEC regarding the Mergers. Investors should read the definitive proxy statement/information statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the Company using the sources indicated above.

No Offer or Solicitation

This Current Report on Form 8-K and the information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01.	Financial Statements and Exhibits.

(a)    Financial Statements of Businesses to be Acquired

The audited consolidated financial statements of MGP and MGP OP as of December 31, 2020 and 2019 and for each of the years in the three year period ended December 31, 2020 are filed herewith as Exhibit 99.1 and incorporated in this Item 9.01(a) by reference.

The unaudited consolidated financial statements of MGP and MGP OP as of June 30, 2021 and for the six month periods ended June 30, 2021 and 2020 are filed herewith as Exhibit 99.2 and incorporated in this Item 9.01(a) by reference.

(b)    Pro Forma Financial Information

The unaudited pro forma condensed combined financial statements of the Company as and for the six month period ended June 30, 2021 and for the year ended December 31, 2020, giving effect to the Mergers, the other transactions contemplated by the Master Transaction Agreement and certain other pending or recently closed transactions, are filed herewith as Exhibit 99.3 and incorporated in this Item 9.01(b) by reference.

(d)    Exhibits

Exhibit No.	Description

23.1	Consent of Deloitte & Touche LLP for MGM Growth Properties LLC

23.2	Consent of Deloitte & Touche LLP for MGM Growth Properties Operating Partnership LP

99.1	Audited consolidated financial statements of MGM Growth Properties LLC and MGM Growth Properties Operating Partnership LP as of December 31, 2020 and 2019, and for each of the years in the three year period ended December 31, 2020

99.2	Unaudited consolidated financial statements of MGM Growth Properties LLC and MGM Growth Properties Operating Partnership LP as of June 30, 2021 and for the six month periods ended June 30, 2021 and 2020

99.3	Unaudited pro forma condensed combined financial statements of the Company as of and for the six month period ended June 30, 2021 and for the year ended December 31, 2020

99.4	Supplemental Risk Factors

99.5	Recommendations of the VICI Board of Directors and Its Reasons for the Transactions

99.6	Property Statistics of MGM Growth Properties LLC

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VICI PROPERTIES INC.

Date: September 8, 2021	By:	/s/ Samantha S. Gallagher
Samantha S. Gallagher
Executive Vice President, General Counsel and Secretary

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-256524 on Form S-3 and Registration Statement No. 333-220949 on Form S-8 of VICI Properties Inc. of our reports dated February 23, 2021, relating to the financial statements of MGM Growth Properties LLC and the effectiveness of MGM Growth Properties LLC’s internal control over financial reporting appearing in this Current Report on Form 8-K dated September 8, 2021.

/s/ DELOITTE & TOUCHE LLP

Las Vegas, Nevada

September 8, 2021

Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-256524 on Form S-3 and Registration Statement No. 333-220949 on Form S-8 of VICI Properties Inc. of our report dated February 23, 2021, relating to the financial statements of MGM Growth Properties Operating Partnership LP appearing in this Current Report on Form 8-K dated September 8, 2021.

/s/ DELOITTE & TOUCHE LLP

Las Vegas, Nevada

September 8, 2021

Exhibit 99.1

ITEM 8.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial information in the financial statement schedule should be read in conjunction with the consolidated financial statements. We have omitted schedules other than the one listed above because they are not required or are not applicable, or the required information is shown in the financial statements or notes to the financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of MGM Growth Properties LLC

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of MGM Growth Properties LLC and subsidiaries (the “Company”) as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2020, of the Company and our report dated February 23, 2021 expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting for the Company. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Las Vegas, Nevada

February 23, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of MGM Growth Properties LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of MGM Growth Properties LLC and subsidiaries (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of operations and comprehensive income, cash flows, and shareholders’ equity for each of the three years in the period ended December 31, 2020, and the related notes and the schedule listed at Item 15(a)(2) (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 23, 2021 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Change in Accounting Principle

The Company adopted FASB ASC Topic 842, Leases, using the modified retrospective approach, effective January 1, 2019.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

“MGP BREIT Venture Transaction - Lease Classification” - Refer to Notes 1 and 6 to the financial statements

Critical Audit Matter Description

During the year ended December 31, 2020, the Company completed the MGP BREIT Venture Transaction and in connection with the transaction, amended the existing MGM-MGP Master Lease to remove the Mandalay Bay property and reduce the annual cash rent paid by $133 million. As a result of this amendment, the Company was required to reassess the lease classification of the MGM-MGP Master Lease under ASC 842 as a lessor. The Company reassessed the lease classification of the lease, which included estimating the fair value of the leased assets using an income approach and the residual value used in the determination of the implicit rate, and concluded that the lease will continue to be accounted for as an operating lease.

We identified the reassessment of the lease classification of the MGM-MGP Master Lease under ASC 842 as a critical audit matter because the reassessment required management to make significant accounting estimates and assumptions related to the fair value of the leased assets at the transaction date and the residual value of the assets at the end of the lease term. Specifically, determination of the fair value of the leased assets and the residual value of the leased assets used in the determination of the implicit rate requires significant estimates as to the discount rate used to discount forecasted cashflows under an income approach and judgments as to whether the tenant will exercise renewal options. Given these significant estimates and judgments, performing audit procedures to evaluate the reasonableness of management’s determination of the implicit rate and management’s assumption that the tenant will exercise all the renewal options in the MGM-MGP Master Lease, required a high degree of auditor judgment including the need to involve our fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the determination of the implicit rate and the assumption that the tenant will exercise all the renewal options included the following, among others:

•

We tested the effectiveness of the control over management’s assessment of the proper lease classification in connection with the MGP BREIT Venture Transaction, including controls related to management’s determination of the implicit rate and management’s assumption that tenant will exercise all the renewal options.

•	We evaluated the classification of the MGM-MGP Master Lease under ASC 842, including recalculating the implicit rate of the lease.
•

With the assistance of our fair value specialists, we evaluated the reasonableness of the implicit rate, including the determination of the residual value, applied to the cashflows in the estimate of the fair value by developing a range of independent estimates and comparing those to the discount rates selected by management.

•	We evaluated the significant judgments made by management in concluding that it is reasonable that the tenant will exercise all of the lease renewal options.

“MGP BREIT Venture Transaction - Investment in MGP BREIT Venture 1 LLC (“MGP BREIT Venture”)” - Refer to Notes 1, 2, and 5 to the financial statements

Critical Audit Matter Description

During the year ended December 31, 2020, the Company completed the MGP BREIT Venture Transaction and in connection with the transaction, formed MGP BREIT Venture, which, following the transaction, is owned 50.1% by the MGM Growth Properties Operating Partnership LP and 49.9% by a subsidiary of Blackstone Real Estate Income Trust, Inc. The 50.1% equity interest in MGP BREIT Venture was obtained as partial consideration for the contribution of the real estate assets. The assessment of whether an investment is a variable interest entity (“VIE”) and whether the Company has a controlling financial interest in the investment involves management’s judgment and analysis. The Company concluded that the investment in MGP BREIT Venture did not meet the definition of a VIE and did not qualify for consolidation under the voting interest entity model since MGP BREIT Venture is structured with substantive participating rights whereby both owners of MGP BREIT Venture participate in the decision making process, thereby preventing the Company from exerting a controlling financial interest, as defined in ASC 810. The Company concluded that the MGP BREIT Venture is therefore accounted for under the equity method.

We identified the assessment of whether the investment in MGP BREIT Venture is a VIE and whether it qualifies for consolidation under the voting interest entity model as a critical audit matter because the VIE and consolidation accounting guidance under ASC 810 is complex and requires management to make significant judgments and assumptions to determine if the Company has a controlling financial interest, as defined in ASC 810, in MGP BREIT Venture based upon the terms of the ownership agreements.

Specifically, the significant judgments made by management include evaluating and concluding MGP BREIT Venture does not meet the definition of a VIE or qualify for consolidation under the voting interest entity model and included the application of consolidation accounting guidance. Given these significant judgments, performing audit procedures to evaluate the reasonableness of management’s evaluation of whether the MGP BREIT Venture does not meet the definition of a VIE or qualify for consolidation under the voting interest entity model required a high degree of auditor judgment, including the need to involve technical accounting specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the Company’s evaluation of whether an investment is a VIE and whether an investment qualifies for consolidation under the voting interest entity model in connection with the MGP BREIT Venture Transaction under ASC 810 included the following, among others:

•

We tested the effectiveness of the control over management’s assessment of the investment in MGP BREIT Venture for consolidation, including the judgments and factors used in determining that the MGP BREIT Venture did not meet the definition of a VIE and did not qualify for consolidation under the voting interest entity model.

•

We inspected the underlying agreements and evaluated the reasonableness of the application of consolidation accounting guidance. With the assistance of technical accounting specialists, we evaluated the assumptions and judgments used by management to determine whether the investment in MGP BREIT Venture is a VIE and whether it qualifies for consolidation.

/s/ Deloitte & Touche LLP

Las Vegas, Nevada

February 23, 2021

We have served as the Company’s auditor since 2014.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of MGM Growth Properties Operating Partnership LP

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of MGM Growth Properties Operating Partnership LP and subsidiaries (the “Operating Partnership”) as of December 31, 2020 and 2019, the related consolidated statements of operations and comprehensive income, cash flows, and partners’ capital, for each of the three years in the period ended December 31, 2020, and the related notes and the schedule listed at Item 15(a)(2) (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Operating Partnership as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

The Operating Partnership adopted FASB ASC Topic 842, Leases, using the modified retrospective approach, effective January 1, 2019.

Basis for Opinion

These financial statements are the responsibility of the Operating Partnership’s management. Our responsibility is to express an opinion on the Operating Partnership’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Operating Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Operating Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Operating Partnership’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

“MGP BREIT Venture Transaction – Lease Classification” — Refer to Notes 1 and 6 to the financial statements

Critical Audit Matter Description

During the year ended December 31, 2020, the Operating Partnership completed the MGP BREIT Venture Transaction and in connection with the transaction, amended the existing MGM-MGP Master Lease to remove the Mandalay Bay property and reduce the annual cash rent paid by $133 million. As a result of this amendment, the Operating Partnership was required to reassess the lease classification of the MGM-MGP Master Lease under ASC 842 as a lessor. The Operating Partnership reassessed the lease classification of the lease, which included estimating the fair value of the leased assets using an income approach and the residual value used in the determination of the implicit rate, and concluded that the lease will continue to be accounted for as an operating lease.

We identified the reassessment of the lease classification of the MGM-MGP Master Lease under ASC 842 as a critical audit matter because the reassessment required management to make significant accounting estimates and assumptions related to the fair value of the leased assets at the transaction date and the residual value of the assets at the end of the lease term.

Specifically, determination of the fair value of the leased assets and the residual value of the leased assets used in the determination of the implicit rate requires significant estimates as to the discount rate used to discount forecasted cashflows under an income approach and judgments as to whether the tenant will exercise renewal options. Given these significant estimates and judgments, performing audit procedures to evaluate the reasonableness of management’s determination of the implicit rate and management’s assumption that the tenant will exercise all the renewal options in the MGM-MGP Master Lease, required a high degree of auditor judgment including the need to involve our fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the determination of the implicit rate and the assumption that the tenant will exercise all the renewal options included the following, among others:

•

We tested the effectiveness of the control over management’s assessment of the proper lease classification in connection with the MGP BREIT Venture Transaction, including controls related to management’s determination of the implicit rate and management’s assumption that tenant will exercise all the renewal options.

•	We evaluated the classification of the MGM-MGP Master Lease under ASC 842, including recalculating the implicit rate of the lease.
•

With the assistance of our fair value specialists, we evaluated the reasonableness of the implicit rate, including the determination of the residual value, applied to the cashflows in the estimate of the fair value by developing a range of independent estimates and comparing those to the discount rates selected by management.

•	We evaluated the significant judgments made by management in concluding that it is reasonable that the tenant will exercise all of the lease renewal options.

“MGP BREIT Venture Transaction- Investment in MGP BREIT Venture 1 LLC (“MGP BREIT Venture”)”- Refer to Notes 1, 2, and 5 to the financial statements

Critical Audit Matter Description

During the year ended December 31, 2020, the Operating Partnership completed the MGP BREIT Venture Transaction and in connection with the transaction, formed MGP BREIT Venture, which, following the transaction, is owned 50.1% by the Operating Partnership and 49.9% by a subsidiary of Blackstone Real Estate Income Trust, Inc. The 50.1% equity interest in MGP BREIT Venture was obtained as partial consideration for the contribution of the real estate assets. The assessment of whether an investment is a variable interest entity (“VIE”) and whether the Operating Partnership has a controlling financial interest in the investment involves management’s judgment and analysis. The Operating Partnership concluded that the investment in MGP BREIT Venture did not meet the definition of a VIE and did not qualify for consolidation under the voting interest entity model since MGP BREIT Venture is structured with substantive participating rights whereby both owners of MGP BREIT Venture participate in the decision-making process, thereby preventing the Operating Partnership from exerting a controlling financial interest, as defined in ASC 810. The Operating Partnership concluded that the MGP BREIT venture is therefore accounted for under the equity method.

We identified the assessment of whether the investment in MGP BREIT Venture is a VIE and whether it qualifies for consolidation under the voting interest entity model as a critical audit matter because the VIE and consolidation accounting guidance under ASC 810 is complex and requires management to make significant judgments and assumptions to determine if the Operating Partnership has a controlling financial interest, as defined in ASC 810, in MGP BREIT Venture based upon the terms of the ownership agreements.

Specifically, the significant judgments made by management include evaluating and concluding MGP BREIT Venture does not meet the definition of a VIE or qualify for consolidation under the voting interest entity model and included the application of consolidation accounting guidance. Given these significant judgments, performing audit procedures to evaluate the reasonableness of management’s evaluation of whether the MGP BREIT Venture does not meet the definition of a VIE or qualify for consolidation under the voting interest entity model required a high degree of auditor judgment, including the need to involve technical accounting specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the Operating Partnership’s evaluation of whether an investment is a VIE and whether an investment qualifies for consolidation under the voting interest entity model in connection with the MGP BREIT Venture Transaction under ASC 810 included the following, among others:

•

We tested the effectiveness of the control over management’s assessment of the investment in MGP BREIT Venture for consolidation, including the judgments and factors used in determining that the MGP BREIT Venture did not meet the definition of a VIE and did not qualify for consolidation under the voting interest entity model.

•

We inspected the underlying agreements and evaluated the reasonableness of the application of consolidation accounting guidance. With the assistance of technical accounting specialists, we evaluated the assumptions and judgments used by management to determine whether the investment in MGP BREIT Venture is a VIE and whether it qualifies for consolidation.

/s/ Deloitte & Touche LLP

Las Vegas, Nevada

February 23, 2021

We have served as the Operating Partnership’s auditor since 2015.

MGM GROWTH PROPERTIES LLC

CONSOLIDATED BALANCE SHEETS

(in thousands, except share amounts)

	December 31,
	2020	2019
ASSETS
Real estate investments, net	$8,310,737	$10,827,972
Lease incentive asset	507,161	527,181
Investment in unconsolidated affiliate	810,066	—
Cash and cash equivalents	626,385	202,101
Prepaid expenses and other assets	25,525	31,485
Above market lease, asset	39,867	41,440
Operating lease right-of-use assets	280,565	280,093

Total assets	$10,600,306	$11,910,272

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Debt, net	$4,168,959	$4,307,354
Due to MGM Resorts International and affiliates	316	774
Accounts payable, accrued expenses and other liabilities	124,109	37,421
Accrued interest	48,505	42,904
Dividend and distribution payable	136,484	147,349
Deferred revenue	156,760	108,593
Deferred income taxes, net	33,298	29,909
Operating lease liabilities	341,133	337,956

Total liabilities	5,009,564	5,012,260
Commitments and contingencies (Note 13)
Shareholders’ equity
Class A shares: no par value, 1,000,000,000 shares authorized, 131,459,651 and 113,806,820 shares issued and outstanding as of December 31, 2020 and December 31, 2019, respectively	—	—
Additional paid-in capital	3,114,331	2,766,325
Accumulated deficit	(422,897)	(244,381)
Accumulated other comprehensive loss	(51,197)	(7,045)

Total Class A shareholders’ equity	2,640,237	2,514,899
Noncontrolling interest	2,950,505	4,383,113

Total shareholders’ equity	5,590,742	6,898,012

Total liabilities and shareholders’ equity	$10,600,306	$11,910,272

The accompanying notes are an integral part of these consolidated financial statements.

MGM GROWTH PROPERTIES LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

	Year Ended December 31,
	2020	2019	2018
Revenues
Rental revenue	$768,442	$856,421	$746,253
Ground lease and other	24,155	24,657	123,242

Total Revenues	792,597	881,078	869,495

Expenses
Depreciation	236,853	294,705	266,622
Property transactions, net	195,182	10,844	20,319
Ground lease expense and other	23,681	23,681	119,531
Amortization of above market lease, net	—	—	686
Acquisition-related expenses	980	10,165	6,149
General and administrative	16,076	16,516	16,048

Total Expenses	472,772	355,911	429,355

Other income (expense)
Income from unconsolidated affiliate	89,056	—	—
Interest income	4,345	3,219	2,501
Interest expense	(228,786)	(249,944)	(215,532)
Gain (loss) on unhedged interest rate swaps, net	4,664	(3,880)	—
Other	(18,999)	(7,615)	(7,191)

	(149,720)	(258,220)	(220,222)

Income from continuing operations before income taxes	170,105	266,947	219,918
Provision for income taxes	(9,734)	(7,598)	(5,779)

Income from continuing operations, net of tax	160,371	259,349	214,139
Income from discontinued operations, net of tax	—	16,216	30,563

Net income	160,371	275,565	244,702
Less: Net income attributable to noncontrolling interest	(84,242)	(185,305)	(177,637)

Net income attributable to Class A shareholders	$76,129	$90,260	$67,065

Weighted average Class A shares outstanding:
Basic	129,491	93,047	70,998
Diluted	129,653	93,299	71,186
Per Class A share data
Income from continuing operations per Class A share (basic)	$0.59	$0.92	$0.83
Income from discontinued operations per Class A share (basic)	—	0.05	0.11

Earnings per Class A share (basic)	$0.59	$0.97	$0.94

Income from continuing operations per Class A share (diluted)	$0.59	$0.92	$0.83
Income from discontinued operations per Class A share (diluted)	—	0.05	0.11

Earnings per Class A share (diluted)	$0.59	$0.97	$0.94

The accompanying notes are an integral part of these consolidated financial statements.

MGM GROWTH PROPERTIES LLC

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in thousands)

	Year Ended December 31,
	2020	2019	2018
Net income	$160,371	$275,565	$244,702
Other comprehensive income (loss)	(89,624)	(35,198)	4,128

Comprehensive income	70,747	240,367	248,830
Less: Comprehensive income attributable to noncontrolling interests	(29,455)	(159,639)	(180,665)

Comprehensive income attributable to Class A shareholders	$41,292	$80,728	$68,165

The accompanying notes are an integral part of these consolidated financial statements.

MGM GROWTH PROPERTIES LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2020	2019	2018
Cash flows from operating activities
Net income	$160,371	$275,565	$244,702
Adjustments to reconcile net income to net cash provided by operating activities:
Income from discontinued operations, net	—	(16,216)	(30,563)
Depreciation	236,853	294,705	266,622
Property transactions, net	195,182	10,844	20,319
Amortization of financing costs	10,024	12,733	12,031
Loss on retirement of debt	18,129	6,161	2,736
Non-cash ground lease, net	1,036	1,038	686
Deemed contributions - tax sharing agreement	6,172	7,008	5,745
Straight-line rental revenues, excluding amortization of lease incentive asset	51,679	41,447	20,680
Amortization of lease incentive asset	20,020	16,360	—
Amortization of deferred revenue on non-normal tenant improvements	(1,511)	(2,013)	(3,711)
Amortization of cash flow hedges	9,993	—	—
(Gain) loss on unhedged interest rate swaps, net	(4,664)	3,880	—
Share-based compensation	2,854	2,277	2,093
Deferred income taxes	3,389	(3,725)	5,090
Income from unconsolidated affiliate	(89,056)	—	—
Distributions from unconsolidated affiliate	80,990	—	—
Park MGM Transaction	—	(605,625)	—
Distributions received from discontinued operations and other	—	40,165	2,801
Change in operating assets and liabilities:
Prepaid expenses and other assets	352	363	(629)
Due to MGM Resorts International and affiliates	(458)	547	(735)
Accounts payable, accrued expenses and other liabilities	(3,255)	(1,616)	5,403
Accrued interest	5,601	16,808	3,531

Net cash provided by operating activities - continuing operations	703,701	100,706	556,801

Cash flows from investing activities
Proceeds from sale of Mandalay Bay real estate assets, net	58,615	—	—
Proceeds from Northfield OpCo Transaction	—	3,779	—
Capital expenditures for property and equipment	—	—	(192)
Acquisition of Northfield	—	—	(1,068,336)

Net cash provided by (used in) investing activities - continuing operations	58,615	3,779	(1,068,528)

Cash flows from financing activities
Net borrowings (repayments) under bank credit facility	(1,693,750)	(1,115,375)	727,750
Proceeds from issuance of bridge loan facility	1,304,625	—	—
Proceeds from issuance of debt	1,550,000	750,000	—
Deferred financing costs	(20,653)	(9,983)	(17,490)
Repayment of assumed debt and bridge facilities	—	(245,950)	—
Proceeds from issuance of Class A shares, net	524,616	1,250,006	—
Redemption of Operating Partnership units	(1,400,000)	—	—
Dividends and distributions paid	(601,719)	(533,735)	(454,260)
Other	(1,151)	(1,342)	—

Net cash provided by (used in) financing activities - continuing operations	(338,032)	93,621	256,000

Cash flows from discontinued operations, net
Cash flows provided by operating activities, net	—	15,591	23,406
Cash flows provided by (used in) investing activities, net	—	(12)	32,416
Cash flows used in financing activities, net	—	(37,900)	—

Net cash provided by (used in) discontinued operations	—	(22,321)	55,822

Change in cash and cash equivalents classified as assets held for sale	—	(22,321)	55,822
Cash and cash equivalents
Net increase (decrease) for the period	424,284	198,106	(255,727)
Balance, beginning of period	202,101	3,995	259,722

Balance, end of period	$626,385	$202,101	$3,995

Supplemental cash flow disclosures
Interest paid	$203,168	$220,616	$199,429
Non-cash investing and financing activities
Accrual of dividend and distribution payable to Class A shareholders and Operating Partnership unit holders	$136,484	$147,349	$119,055
Non-Normal Tenant Improvements by tenant	$—	$—	$19,316
Empire City Transaction assets acquired	$—	$625,000	$—
Redemption of Operating Partnership units relating to Northfield OpCo Transaction	$—	$301,373	$—
Investment in MGP BREIT Venture	$802,000	$—	$—
MGP BREIT Venture assumption of bridge loan facility	$1,304,625	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

MGM GROWTH PROPERTIES LLC

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in thousands, except per share amounts)

	Class A Shares
	Shares	Par Value	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Class A Shareholders’ Equity	Noncontrolling Interest	Total Shareholders’ Equity
Balance at January 1, 2018	70,897	$—	$1,716,490	$(94,948)	$3,108	$1,624,650	$4,443,089	$6,067,739
Net income	—	—	—	67,065	—	67,065	177,637	244,702
Cash flow hedges	—	—	—	—	1,100	1,100	3,028	4,128
Share-based compensation	—	—	558	—	—	558	1,535	2,093
Deemed contribution - tax sharing agreement	—	—	—	—	—	—	5,745	5,745
Dividends and distributions declared ($1.7350 per share)	—	—	—	(123,025)	—	(123,025)	(338,557)	(461,582)
Other	14	—	(4,377)	—	—	(4,377)	(12,942)	(17,319)

Balance at December 31, 2018	70,911	—	1,712,671	(150,908)	4,208	1,565,971	4,279,535	5,845,506
Net income	—	—	—	90,260	—	90,260	185,305	275,565
Issuance of Class A shares	42,819	—	1,051,094	—	(1,512)	1,049,582	200,424	1,250,006
Empire City Transaction	—	—	23,940	—	(195)	23,745	355,305	379,050
Park MGM Transaction	—	—	2,512	—	(16)	2,496	29,379	31,875
Northfield OpCo Transaction	—	—	(27,441)	—	2	(27,439)	(271,518)	(298,957)
Cash flow hedges	—	—	—	—	(9,532)	(9,532)	(25,666)	(35,198)
Share-based compensation	—	—	728	—	—	728	1,549	2,277
Deemed contribution - tax sharing agreement	—	—	—	—	—	—	7,008	7,008
Dividends and distributions declared ($1.8725 per share)	—	—	—	(183,733)	—	(183,733)	(378,296)	(562,029)
Other	77	—	2,821	—	—	2,821	88	2,909

Balance at December 31, 2019	113,807	—	2,766,325	(244,381)	(7,045)	2,514,899	4,383,113	6,898,012
Net income*	—	—	—	76,129	—	76,129	72,163	148,292
Issuance of Class A shares*	17,524	—	443,363	—	(646)	442,717	63,481	506,198
MGP BREIT Venture Transaction*	—	—	8,228	—	59	8,287	55,617	63,904
Redemption of temporary equity*	—	—	(106,151)	—	(8,773)	(114,924)	107,392	(7,532)
Reclassification and remeasurements of temporary equity*	—	—	—	—	—	—	(1,405,058)	(1,405,058)
Cash flow hedges*	—	—	—	—	(34,837)	(34,837)	(41,792)	(76,629)
Share-based compensation*	—	—	1,200	—	—	1,200	1,362	2,562
Deemed contribution - tax sharing agreement*	—	—	—	—	—	—	5,125	5,125
Dividends and distributions declared ($1.9375 per share)*	—	—	—	(254,645)	—	(254,645)	(289,321)	(543,966)
Other*	129	—	1,366	—	45	1,411	(1,577)	(166)

Balance at December 31, 2020	131,460	$—	$3,114,331	$(422,897)	$(51,197)	$2,640,237	$2,950,505	$5,590,742

(*)	Excludes amounts attributable to redeemable noncontrolling interest. See Note 2.

The accompanying notes are an integral part of these consolidated financial statements.

MGM GROWTH PROPERTIES OPERATING PARTNERSHIP LP

CONSOLIDATED BALANCE SHEETS

(in thousands, except unit amounts)

	December 31,
	2020	2019
ASSETS
Real estate investments, net	$8,310,737	$10,827,972
Lease incentive asset	507,161	527,181
Investment in unconsolidated affiliate	810,066	—
Cash and cash equivalents	626,385	202,101
Prepaid expenses and other assets	25,525	31,485
Above market lease, asset	39,867	41,440
Operating lease right-of-use assets	280,565	280,093

Total assets	$10,600,306	$11,910,272

LIABILITIES AND PARTNERS’ CAPITAL
Liabilities
Debt, net	$4,168,959	$4,307,354
Due to MGM Resorts International and affiliates	316	774
Accounts payable, accrued expenses and other liabilities	124,109	37,421
Accrued interest	48,505	42,904
Distribution payable	136,484	147,349
Deferred revenue	156,760	108,593
Deferred income taxes, net	33,298	29,909
Operating lease liabilities	341,133	337,956

Total liabilities	5,009,564	5,012,260
Commitments and contingencies (Note 13)
Partners’ capital
General partner	—	—
Limited partners: 279,966,531 and 313,509,363 Operating Partnership units issued and outstanding as of December 31, 2020 and December 31, 2019, respectively.	5,590,742	6,898,012

Total partners’ capital	5,590,742	6,898,012

Total liabilities and partners’ capital	$10,600,306	$11,910,272

The accompanying notes are an integral part of these consolidated financial statements.

MGM GROWTH PROPERTIES OPERATING PARTNERSHIP LP

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per unit amounts)

	Year Ended December 31,
	2020	2019	2018
Revenues
Rental revenue	$768,442	$856,421	$746,253
Ground lease and other	24,155	24,657	123,242

Total Revenues	792,597	881,078	869,495

Expenses
Depreciation	236,853	294,705	266,622
Property transactions, net	195,182	10,844	20,319
Ground lease expense and other	23,681	23,681	119,531
Amortization of above market lease, net	—	—	686
Acquisition-related expenses	980	10,165	6,149
General and administrative	16,076	16,516	16,048

Total Expenses	472,772	355,911	429,355

Other income (expense)
Income from unconsolidated affiliate	89,056	—	—
Interest income	4,345	3,219	2,501
Interest expense	(228,786)	(249,944)	(215,532)
Gain (loss) on unhedged interest rate swaps, net	4,664	(3,880)	—
Other	(18,999)	(7,615)	(7,191)

	(149,720)	(258,220)	(220,222)

Income from continuing operations before income taxes	170,105	266,947	219,918
Provision for income taxes	(9,734)	(7,598)	(5,779)

Income from continuing operations, net of tax	160,371	259,349	214,139
Income from discontinued operations, net of tax	—	16,216	30,563

Net income	$160,371	$275,565	$244,702

Weighted average Operating Partnership units outstanding:
Basic	310,688	293,885	266,132
Diluted	310,850	294,137	266,320
Per Operating Partnership unit data
Income from continuing operations per Operating Partnership unit (basic)	$0.52	$0.88	$0.80
Income from discontinued operations per Operating Partnership unit (basic)	—	0.06	0.12

Earnings per Operating Partnership unit (basic)	$0.52	$0.94	$0.92

Income from continuing operations per Operating Partnership unit (diluted)	$0.52	$0.88	$0.80
Income from discontinued operations per Operating Partnership unit (diluted)	—	0.06	0.12

Earnings per Operating Partnership unit (diluted)	$0.52	$0.94	$0.92

The accompanying notes are an integral part of these consolidated financial statements.

MGM GROWTH PROPERTIES OPERATING PARTNERSHIP LP

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in thousands)

	Year Ended December 31,
	2020	2019	2018
Net income	$160,371	$275,565	$244,702
Other comprehensive income (loss)	(89,624)	(35,198)	4,128

Comprehensive income	$70,747	$240,367	$248,830

The accompanying notes are an integral part of these consolidated financial statements.

MGM GROWTH PROPERTIES OPERATING PARTNERSHIP LP

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2020	2019	2018
Cash flows from operating activities
Net income	$160,371	$275,565	$244,702
Adjustments to reconcile net income to net cash provided by operating activities:
Income from discontinued operations, net	—	(16,216)	(30,563)
Depreciation	236,853	294,705	266,622
Property transactions, net	195,182	10,844	20,319
Amortization of financing costs	10,024	12,733	12,031
Loss on retirement of debt	18,129	6,161	2,736
Non-cash ground lease, net	1,036	1,038	686
Deemed contributions - tax sharing agreement	6,172	7,008	5,745
Straight-line rental revenues, excluding amortization of lease incentive asset	51,679	41,447	20,680
Amortization of lease incentive asset	20,020	16,360	—
Amortization of deferred revenue on non-normal tenant improvements	(1,511)	(2,013)	(3,711)
Amortization of cash flow hedges	9,993	—	—
(Gain) loss on unhedged interest rate swaps, net	(4,664)	3,880	—
Share-based compensation	2,854	2,277	2,093
Deferred income taxes	3,389	(3,725)	5,090
Income from unconsolidated affiliate	(89,056)	—	—
Distributions from unconsolidated affiliate	80,990	—	—
Park MGM Transaction	—	(605,625)	—
Distributions received from discontinued operations and other	—	40,165	2,801
Change in operating assets and liabilities:
Prepaid expenses and other assets	352	363	(629)
Due to MGM Resorts International and affiliates	(458)	547	(735)
Accounts payable, accrued expenses and other liabilities	(3,255)	(1,616)	5,403
Accrued interest	5,601	16,808	3,531

Net cash provided by operating activities - continuing operations	703,701	100,706	556,801

Cash flows from investing activities
Proceeds from sale of Mandalay Bay real estate assets, net	58,615	—	—
Proceeds from Northfield OpCo Transaction	—	3,779	—
Capital expenditures for property and equipment	—	—	(192)
Acquisition of Northfield	—	—	(1,068,336)

Net cash provided by (used in) investing activities - continuing operations	58,615	3,779	(1,068,528)

Cash flows from financing activities
Net borrowings (repayments) under bank credit facility	(1,693,750)	(1,115,375)	727,750
Proceeds from issuance of bridge loan facility	1,304,625	—	—
Proceeds from issuance of debt	1,550,000	750,000	—
Deferred financing costs	(20,653)	(9,983)	(17,490)
Repayment of assumed debt and bridge facilities	—	(245,950)	—
Proceeds from issuance of OP units by MGP	524,616	1,250,006	—
Redemption of OP units	(1,400,000)	—	—
Distributions paid	(601,719)	(533,735)	(454,260)
Other	(1,151)	(1,342)	—

Net cash provided by (used in) financing activities - continuing operations	(338,032)	93,621	256,000

Cash flows from discontinued operations, net
Cash flows provided by operating activities, net	—	15,591	23,406
Cash flows provided by (used in) investing activities, net	—	(12)	32,416
Cash flows used in financing activities, net	—	(37,900)	—

Net cash provided by (used in) discontinued operations	—	(22,321)	55,822

Change in cash and cash equivalents classified as assets held for sale	—	(22,321)	55,822
Cash and cash equivalents
Net increase (decrease) for the period	424,284	198,106	(255,727)
Balance, beginning of period	202,101	3,995	259,722

Balance, end of period	$626,385	$202,101	$3,995

Supplemental cash flow disclosures
Interest paid	$203,168	$220,616	$199,429
Non-cash investing and financing activities
Accrual of dividend and distribution payable to Class A shareholders and Operating Partnership unit holders	$136,484	$147,349	$119,055
Non-Normal Tenant Improvements by tenant	$—	$—	$19,316
Empire City Transaction assets acquired	$—	$625,000	$—
Redemption of Operating Partnership units relating to Northfield OpCo Transaction	$—	$301,373	$—
Investment in MGP BREIT Venture	$802,000	$—	$—
MGP BREIT Venture assumption of bridge loan facility	$1,304,625	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

MGM GROWTH PROPERTIES OPERATING PARTNERSHIP LP

CONSOLIDATED STATEMENTS OF PARTNERS’ CAPITAL

(in thousands, except per unit amounts)

	General Partner	Limited Partners	Total Partners’ Capital
Balance at January 1, 2018	$—	$6,067,739	$6,067,739
Net income	—	244,702	244,702
Cash flow hedges	—	4,128	4,128
Share-based compensation	—	2,093	2,093
Deemed contribution - tax sharing agreement	—	5,745	5,745
Distributions declared ($1.7350 per unit)	—	(461,582)	(461,582)
Other	—	(17,319)	(17,319)

Balance at December 31, 2018	—	5,845,506	5,845,506
Net income	—	275,565	275,565
Issuance of Operating Partnership units	—	1,250,006	1,250,006
Empire City Transaction	—	379,050	379,050
Park MGM Transaction	—	31,875	31,875
Northfield OpCo Transaction	—	(298,957)	(298,957)
Cash flow hedges	—	(35,198)	(35,198)
Share-based compensation	—	2,277	2,277
Deemed contribution - tax sharing agreement	—	7,008	7,008
Distributions declared ($1.8725 per unit)	—	(562,029)	(562,029)
Other	—	2,909	2,909

Balance at December 31, 2019	—	6,898,012	6,898,012
Net income*	—	148,292	148,292
Issuance of Operating Partnership units*	—	506,198	506,198
MGP BREIT Venture Transaction*	—	63,904	63,904
Redemption of temporary equity*	—	(7,532)	(7,532)
Reclassification and remeasurements of temporary equity*	—	(1,405,058)	(1,405,058)
Cash flow hedges*	—	(76,629)	(76,629)
Share-based compensation*	—	2,562	2,562
Deemed contribution - tax sharing agreement*	—	5,125	5,125
Distributions declared ($1.9375 per unit)*	—	(543,966)	(543,966)
Other*	—	(166)	(166)

Balance at December 31, 2020	$—	$5,590,742	$5,590,742

(*)	Excludes amounts attributable to redeemable noncontrolling interest. See Note 2.

The accompanying notes are an integral part of these consolidated financial statements.

MGM GROWTH PROPERTIES LLC AND MGM GROWTH PROPERTIES OPERATING PARTNERSHIP LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — BUSINESS

Organization. MGM Growth Properties LLC (“MGP” or the “Company”) is a limited liability company that was organized in Delaware in October 2015. MGP conducts its operations through MGM Growth Properties Operating Partnership LP (the “Operating Partnership”), a Delaware limited partnership that was formed in January 2016 and became a subsidiary of MGP in April 2016. The Company elected to be taxed as a real estate investment trust (“REIT”) commencing with its taxable year ended December 31, 2016.

MGP is organized in an umbrella partnership REIT (commonly referred to as an “UPREIT”) structure in which MGP owns substantially all of its assets and conducts substantially all of its business through the Operating Partnership, which is owned by MGP and certain other subsidiaries of MGM and whose sole general partner is one of MGP’s subsidiaries. MGP has two classes of authorized and outstanding voting common shares (collectively, the “shares”): Class A shares and a single Class B share. The Class B share is a non-economic interest in MGP which does not provide its holder any rights to profits or losses or any rights to receive distributions from the operations of MGP or upon liquidation or winding up of MGP but which represents a majority of the voting power of MGP’s shares. MGM Resorts International (“MGM” or the “Parent”) holds a controlling interest in MGP through its ownership of MGP’s Class B share, but does not hold any of MGP’s Class A shares. The Class B share structure was put in place to align MGM’s voting rights in MGP with its economic interest in the Operating Partnership. MGM will no longer be entitled to the voting rights provided by the Class B share if MGM and its controlled affiliates’ (excluding MGP and its subsidiaries) aggregate beneficial ownership of the combined economic interests in MGP and the Operating Partnership falls below 30%. The operating agreement provides that MGM may only transfer the Class B share (other than transfers to us and MGM’s controlled affiliates) if and to the extent that such transfer is approved by an independent conflicts committee, not to be unreasonably withheld. No par value is attributed to MGP’s Class A and Class B shares.

As of December 31, 2020, there were approximately 280.0 million Operating Partnership units outstanding in the Operating Partnership of which MGM owned approximately 148.5 million Operating Partnership units or 53.0% of the Operating Partnership units in the Operating Partnership. MGP owns the remaining 47.0% of the Operating Partnership units in the Operating Partnership. MGM’s Operating Partnership units are exchangeable into Class A shares of MGP on a one-to-one basis, or cash at the fair value of a Class A share. The determination of settlement method is at the option of MGP’s independent conflicts committee. MGM’s indirect ownership of these Operating Partnership units is recognized as a noncontrolling interest in MGP’s financial statements. A wholly owned subsidiary of MGP is the general partner of the Operating Partnership and operates and controls all of its business affairs. As a result, MGP consolidates the Operating Partnership and its subsidiaries.

MGP is a publicly traded REIT engaged through its investment in the Operating Partnership in the acquisition, ownership and leasing of large-scale destination entertainment and leisure resorts, whose tenants generally offer diverse amenities including casino gaming, hotel, convention, dining, entertainment and retail offerings. A wholly owned subsidiary of the Operating Partnership leases its real estate properties back to a wholly owned subsidiary of MGM under a master lease agreement (the “MGM-MGP Master Lease”) and as further discussed below, an unconsolidated affiliate of the Operating Partnership leases its real properties back to a wholly owned subsidiary of MGM under a master lease agreement.

Empire City Transaction

On January 29, 2019, the Company acquired the developed real property associated with Empire City Casino (“Empire City”) from MGM upon its acquisition of Empire City (“Empire City Transaction”) and Empire City was added to the MGM-MGP Master Lease. Refer to Note 3 for additional details on the Empire City Transaction and Note 6 for further discussion on the MGM-MGP Master Lease.

Park MGM Transaction

On March 7, 2019, the Company entered into an amendment to the MGM-MGP Master Lease with respect to improvements made by MGM relating to the rebranding of the Park MGM and NoMad Las Vegas property (the “Park MGM Transaction”). Refer to Note 6 for further discussion on the MGM-MGP Master Lease and the Park MGM Transaction.

Northfield OpCo Transaction

On April 1, 2019, the Company transferred the membership interests of Northfield Park Associates, LLC (“Northfield”), the entity that formerly owned the real estate assets and operations of the Hard Rock Rocksino Northfield Park in Northfield, Ohio, to a subsidiary of MGM, and the Company retained the real estate assets. The Company’s taxable REIT subsidiary (“TRS”) that owned Northfield liquidated immediately prior to the transfer. Subsequently, MGM rebranded the operations it acquired (“Northfield OpCo”) to MGM Northfield Park, which was added to the MGM-MGP Master Lease (the collective transactions, the “Northfield OpCo Transaction”). Refer to Note 3 for additional details on the Northfield OpCo Transaction and Note 6 for further discussion on the MGM-MGP Master Lease.

MGP BREIT Venture Transaction

On February 14, 2020, the Operating Partnership and MGM completed a series of transactions (collectively the “MGP BREIT Venture Transaction”) pursuant to which MGM transferred the real estate assets of MGM Grand Las Vegas to the Operating Partnership and, together with real estate assets of Mandalay Bay (including Mandalay Place), were contributed to a newly formed entity (“MGP BREIT Venture”), which, following the transactions, is owned 50.1% by the Operating Partnership and 49.9% by a subsidiary of Blackstone Real Estate Income Trust, Inc. (“BREIT”). In exchange for the contribution of the Mandalay Bay real estate assets, the Operating Partnership received consideration of $2.1 billion, which was comprised of $1.3 billion of the Operating Partnership’s secured indebtedness assumed by MGM BREIT Venture, the Operating Partnership’s 50.1% equity interest in the MGP BREIT Venture, and the remainder in cash. In addition, MGM received approximately $2.4 billion of cash distributed from the MGP BREIT Venture as consideration for its contribution of the MGM Grand Las Vegas real estate assets, and, additionally, the Operating Partnership issued 2.6 million Operating Partnership units to MGM representing 5% of the equity value of the MGP BREIT Venture. MGM provides a shortfall guarantee of the principal amount of indebtedness of the MGP BREIT Venture (and any interest accrued and unpaid thereto). On the closing date, BREIT also purchased 4.9 million Class A common shares of MGP for $150 million. Refer to Note 5 for additional details on the MGP BREIT Venture.

In connection with the transactions, MGP BREIT Venture entered into a lease with a subsidiary of MGM for the real estate assets of Mandalay Bay and MGM Grand Las Vegas. The lease (the “MGP BREIT Venture Lease”) provides for a term of 30 years with two ten-year renewal options and has an initial annual base rent of $292 million, escalating annually at a rate of 2% per annum for the first fifteen years and thereafter equal to the greater of 2% and the consumer price index increase during the prior year subject to a cap of 3%. In addition, the lease obligates the tenant to spend a specified percentage of net revenues at the properties on capital expenditures and that the tenant and MGM to comply with certain financial covenants, which, if not met, would require the tenant to maintain cash security or provide one or more letters of credit in favor of the landlord in an amount equal to the rent for the succeeding one-year period. MGM provides a guarantee of the tenant’s obligations under the lease.

In connection with the MGP BREIT Venture Transaction, the MGM-MGP Master Lease was modified to remove the Mandalay Bay property and the annual cash rent under the MGM-MGP Master Lease was reduced by $133 million. Refer to Note 6 for additional details on the modification to the MGM-MGP Master Lease.

Also, on January 14, 2020, the Operating Partnership, MGP, and MGM entered into an agreement for the Operating Partnership to waive its right to issue MGP Class A shares, in lieu of cash, to MGM in connection with MGM exercising its right to require the Operating Partnership to redeem Operating Partnership units it holds. The waiver provided that the units would be purchased at a price per unit equal to a 3% discount to the applicable cash amount as calculated in accordance with the operating agreement. The waiver was effective upon closing of the transaction on February 14, 2020 and scheduled to terminate on the earlier of February 14, 2022 or MGM receiving cash proceeds of $1.4 billion as consideration for the redemption of its Operating Partnership units. On May 18, 2020, the Operating Partnership redeemed 30.3 million of Operating Partnership units held by MGM for $700 million, or $23.10 per unit, and on December 2, 2020, the Operating Partnership redeemed 23.5 million of Operating Partnership units held by MGM for the remaining $700 million, or $29.78 per unit. As a result, the waiver has terminated in accordance with its terms. Refer to Note 2 for further discussion of redeemable equity.

NOTE 2 — BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation. The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) set forth in the Accounting Standards Codification (“ASC”), as published by the Financial Accounting Standards Board (“FASB”), and with the applicable rules and regulations of the Securities and Exchange Commission (“SEC”).

The accompanying consolidated financial statements of MGP and the Operating Partnership represent the results of operations, financial positions and cash flows of MGP and the Operating Partnership, including their respective subsidiaries. Certain reclassifications have been made to conform the prior period presentation. The real estate assets of Mandalay Bay were classified as held and used in the consolidated balance sheets at December 31, 2019 as the held for sale criteria were not met as of the balance sheet date.

Principles of consolidation. The Company identifies entities for which control is achieved through means other than voting rights and to determine which business enterprise is the primary beneficiary of variable interest entities (“VIE”). A VIE is an entity in which either (i) the equity investors as a group, if any, lack the power through voting or similar rights to direct the activities of such entity that most significantly impact such entity’s economic performance or (ii) the equity investment at risk is insufficient to finance that entity’s activities without additional subordinated financial support. The Company identifies the primary beneficiary of a VIE as the enterprise that has both of the following characteristics: (i) the power to direct the activities of the VIE that most significantly impact the entity’s economic performance; and (ii) the obligation to absorb losses or receive benefits of the VIE that could potentially be significant to the entity. The Company consolidates its investment in a VIE when it determines that it is its primary beneficiary. The Company may change its original assessment of a VIE upon subsequent events such as the modification of contractual arrangements that affect the characteristics or adequacy of the entity’s equity investments at risk and the disposition of all or a portion of an interest held by the primary beneficiary. The Company performs this analysis on an ongoing basis. The consolidated financial statements of MGP include the accounts of the Operating Partnership, a VIE of which the Company is the primary beneficiary, as well as its wholly owned and majority-owned subsidiaries, which represents all of MGP’s assets and liabilities. As MGP holds what is deemed a majority voting interest in the Operating Partnership through its ownership of the Operating Partnership’s sole general partner, it qualifies for the exemption from providing certain of the required disclosures associated with investments in VIEs. The consolidated financial statements of the Operating Partnership include the accounts of its wholly owned subsidiary, MGP Lessor LLC, which is the MGM-MGP Master Lease landlord, a VIE of which the Operating Partnership is the primary beneficiary. As of December 31, 2020, on a consolidated basis, MGP Lessor, LLC had total assets of $9.2 billion primarily related to its real estate investments and total liabilities of $530.7 million primarily related to its deferred revenue and operating lease liabilities.

For entities determined not to be VIEs, the Company consolidates such entities in which the Company owns 100% of the equity. For entities in which the Company owns less than 100% of the equity interest, the Company consolidates the entity under the voting interest model if it has controlling financial interest based upon the terms of the respective entities’ ownership agreements. If the entity does not qualify for consolidation under the voting interest model and the Company has significant influence over the operating and financial decisions of the entity, the Company accounts for the entity under the equity method, such as the Company’s MGP BREIT Venture, which does not qualify for consolidation as the Company has joint control, given the entity is structured with substantive participating rights whereby both owners participate in the decision making process which prevents the Company from exerting a controlling financial interest, as defined in ASC 810.

Noncontrolling interest. MGP presents noncontrolling interest and classifies such interest as a component of consolidated shareholders’ equity, separate from the Company’s Class A shareholders’ equity. Noncontrolling interest in MGP represents Operating Partnership units currently held by subsidiaries of MGM. Comprehensive income or loss of the Operating Partnership is allocated to its noncontrolling interest based on the noncontrolling interest’s ownership percentage in the Operating Partnership except for income tax expenses as discussed in Note 9. Ownership percentage is calculated by dividing the number of Operating Partnership units held by the noncontrolling interest by the total Operating Partnership units held by the noncontrolling interest and the Company. Issuance of additional Class A shares and Operating Partnership units changes the ownership interests of both the noncontrolling interest and the Company. Such transactions and the related proceeds are treated as capital transactions.

MGM may tender its Operating Partnership units for redemption by the Operating Partnership in exchange for cash equal to the market price of MGP’s Class A shares at the time of redemption or for unregistered Class A shares on a one-for-one basis. Such election to pay cash or issue Class A shares to satisfy an Operating Partnership unitholder’s redemption request is solely within the control of MGP’s independent conflicts committee. Refer to Note 1 above and to “Redeemable noncontrolling interest and redeemable capital” below for discussion of a waiver agreement relating to MGM’s cash redemption of Operating Partnership units.

Use of estimates. The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. These principles require the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Redeemable noncontrolling interest and redeemable capital. As discussed in Note 1, on January 14, 2020 the Operating Partnership agreed to waive its right following the closing of the MGP BREIT Venture Transaction to issue MGP Class A shares, in lieu of cash, to settle redemptions of Operating Partnership units held by MGM up to a maximum cash redemption amount of $1.4 billion. In connection with the waiver, the Operating Partnership and the Company reclassified, from permanent equity to temporary equity, the carrying value of Operating Partnership units that could require cash redemption and remeasured the units to their redemption value. The Operating Partnership units that comprised the $1.4 billion redemption amount were determined based on a 3% discount to the ten-day average closing price prior to the date of determination.

At each subsequent reporting period, the carrying value of temporary equity was remeasured to the greater of: (1) the carrying value of the number of units then considered redeemable, inclusive of the comprehensive income and losses attributed based on a per unit or share basis in accordance with ASC 810 or (2) the redemption value of the number of units that are then redeemable based on the remaining aggregate cash redemption amount and the per share redemption value, except that decreases in the per unit or share redemption were limited to the amount of previous increases, with the differences between the carrying value and the remeasured value being recorded as an adjustment in additional paid-in capital (in lieu of retained earnings) or limited partners’ capital. The $1.4 billion maximum cash redemption amount was fulfilled by the $700 million redeemed on May 18, 2020 and the $700 million redeemed on December 2, 2020.

The components of equity that related to the Company’s redeemable noncontrolling interest and the Operating Partnership’s redeemable capital during the year ended December 31, 2020 were as follows:

(In thousands)
As of January 14, 2020	$—
Reclassification and remeasurement adjustments	1,405,058
Attribution of:
Net income	12,079
Redemption of temporary equity	(1,392,468)
MGP’s issuance of Class A shares and Operating Partnership’s issuance of units	18,418
MGP BREIT Venture Transaction	16,136
Cash flow hedges	(12,995)
Share-based compensation	292
Deemed contribution - tax sharing agreement	1,047
MGP Dividends and Operating Partnership distributions declared	(46,887)
Other	(680)

As of December 31, 2020	$—

Investment in and advances to unconsolidated affiliate. The Company has an investment in an unconsolidated affiliate accounted for under the equity method, which is currently comprised of MGP BREIT Venture. Under the equity method, carrying value is adjusted for the Company’s share of the investee’s earnings and losses, as well as distributions from the investee. The Company classifies its share of investee’s earnings as a component of “Other income (expense)”, as the Company’s investment in such unconsolidated affiliate is an extension of the Company’s core business operations.

The Company evaluates its investment in unconsolidated affiliate for impairment whenever events or changes in circumstances indicate that the carrying value of its investment may have experienced an “other-than-temporary” decline in value. If such conditions exist, the Company compares the estimated fair value of the investment to its carrying value to determine if an impairment is indicated and determines whether the impairment is “other-than-temporary” based on its assessment of all relevant factors, including consideration of the Company’s intent and ability to retain its investment.

Real estate investments. Real estate investments consist of land, buildings, improvements and integral equipment. The majority of the Company’s real property was contributed or acquired by the Operating Partnership from MGM as transactions between entities under common control, and as a result, such real estate was initially recorded by the Company at MGM’s historical cost basis, less accumulated depreciation (i.e., there was no change in the basis of the contributed assets), as of the contribution or acquisition dates. Costs of maintenance and repairs to real estate investments are the responsibility of the tenant under the MGM-MGP Master Lease.

Based upon the terms of the MGM-MGP Master Lease, although the tenant is responsible for all capital expenditures during the term of the lease, if, in the future, a deconsolidation event occurs, the Company will be required to pay the tenant, should the tenant so elect, for certain capital improvements that would not constitute “normal tenant improvements” in accordance with U.S. GAAP in effect at lease commencement (i.e. ASC 840) (“Non-Normal Tenant Improvements”), subject to an initial cap of $100 million in the first year of the lease increasing annually by $75 million each year thereafter. The Company will be entitled to receive additional rent based on the 10-year treasury yield plus 600 basis points multiplied by the value of the new capital improvements the Company is required to pay for in connection with a deconsolidation event and such capital improvements will be subject to the terms of the lease. Examples of Non-Normal Tenant Improvements include the costs of structural elements at the properties, including capital improvements that expand the footprint or square footage of any of the properties or extend the useful life of the properties, as well as equipment that would be a necessary improvement at any of the properties, including initial installation of elevators, air conditioning systems or electrical wiring. Inception-to-date Non-Normal Tenant Improvements were $48.4 million through December 31, 2020.

In accordance with accounting standards governing the impairment or disposal of long-lived assets, the carrying value of long-lived assets, including land, buildings and improvements, land improvements and integral equipment is evaluated whenever events or changes in circumstances indicate that a potential impairment has occurred relative to a given asset or assets. Factors that could result in an impairment review include, but are not limited to, a current period cash flow loss combined with a history of cash flow losses, current cash flows that may be insufficient to recover the investment in the property over the remaining useful life, a projection that demonstrates continuing losses associated with the use of a long-lived asset, significant changes in the manner of use of the assets or significant changes in business strategies. If such circumstances arise, the Company uses an estimate of the undiscounted value of expected future operating cash flows to determine whether the long-lived assets are impaired. If the aggregate undiscounted cash flows plus net proceeds expected from disposition of the assets (if any) are less than the carrying amount of the assets, the resulting impairment charge to be recorded is calculated based on the excess of the carrying value of the assets over the fair value of such assets, with the fair value determined based on an estimate of discounted future cash flows, appraisals or other valuation techniques. There were no impairment charges related to long-lived assets recognized during the years ended December 31, 2020, 2019, and, 2018.

Depreciation and property transactions. Depreciation expense is recognized over the useful lives of real estate investments applying the straight-line method over the following estimated useful lives, which are periodically reviewed:

Buildings and building improvements	20 to 40 years
Land improvements	10 to 20 years
Furniture, fixtures and equipment	3 to 20 years

Property transactions, net are comprised of transactions related to long-lived assets, such as gains and losses on the disposition of assets.

Lease incentive asset. The Company’s lease incentive asset consists of the consideration paid to MGM as part of the Park MGM Transaction, net of the deferred revenue balance associated with Non-Normal Tenant Improvements related to Park MGM, which was derecognized. The Company amortizes the lease incentive asset as a reduction of rental revenue over the remaining term of the MGM-MGP Master Lease.

Deferred revenue. The Company received nonmonetary consideration related to Non-Normal Tenant Improvements as they become MGP’s property pursuant to the MGM-MGP Master Lease and recognized the cost basis of Non-Normal Tenant Improvements as real estate investments and deferred revenue. The Company depreciates the real estate investments over their estimated useful lives and amortizes the deferred revenue as additional rental revenue over the remaining term of the MGM-MGP Master Lease once the related real estate investments were placed in service.

Lessee leases. The Company determines if an arrangement is or contains a lease at inception or modification of the arrangement. An arrangement is or contains a lease if there are identified assets and the right to control the use of an identified asset is conveyed for a period in exchange for consideration. Control over the use of the identified asset means the lessee has both the right to obtain substantially all of the economic benefits from the use of the asset and the right to direct the use of the asset.

For leases with terms greater than twelve months, the operating lease right-of-use (“ROU”) assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. The initial measurement of the operating lease ROU assets also includes any prepaid lease payments and are reduced by any previously accrued deferred rent. When available, the Company uses the rate implicit in the lease to discount lease payments to present value; however, the Company’s leases do not provide a readily determinable implicit rate. Therefore, the Company uses its incremental borrowing rate to discount the lease payments based on the information available at commencement date. Certain of the Company’s leases include fixed rental escalation clauses that are factored into the determination of lease payments. Lease terms include options to extend or terminate the lease when it is reasonably certain that such option will be exercised. Lease expense for minimum lease payments is recognized on a straight-line basis over the expected lease term.

Cash and cash equivalents. Cash and cash equivalents include investments and interest-bearing instruments with maturities of 90 days or less at the date of acquisition. Such investments are carried at cost, which approximates market value.

Revenue recognition. Rental revenue under the MGM-MGP Master Lease, which is accounted for as an operating lease, is recognized on a straight-line basis over the non-cancelable term and reasonably certain renewal periods, which includes the initial lease term of ten years and all four additional five-year terms under the lease, for all contractual revenues that are determined to be fixed and measurable, payment has been received or collectability is probable. The difference between such rental revenue earned and the cash rent due under the provisions of the lease is recorded as deferred rent receivable and included as a component of “Prepaid expenses and other assets” in the consolidated balance sheets or as “Deferred revenue” in the consolidated balance sheets if cash rent due exceeds rental revenue earned.

“Ground lease and other” on the consolidated statements of operations reflects the amortization of deferred revenue relating to Non-Normal Tenant Improvements as well as the non-cash ground lease revenue from the tenant. Prior to the adoption of ASC 842 on January 1, 2019, the Company also reflected within this line item the revenue that arises from costs for which the Company is the primary obligor that are required to be paid by the tenant on behalf of the Company pursuant to the triple-net lease terms such as property taxes. ASC 842 requires lessors to exclude from variable payments, and therefore from revenue, lessor costs paid by lessees directly to third parties. Under the MGM-MGP Master Lease, the lessee pays property tax directly to third parties; accordingly, the Company no longer reflect such costs within revenues or expenses as of January 1, 2019.

Northfield generated gaming, food, beverage and other revenue, which primarily consisted of video lottery terminal (“VLT”) wager transactions and food and beverage transactions and such revenue relating to the operations of Northfield is classified as discontinued operations. Refer to Note 3 for further information.

Ground lease and other expenses. Ground lease and other expenses arise from costs which, subsequent to the adoption of ASC 842, includes ground lease rent paid directly by the tenant pursuant to the third-party lessor on behalf of the Company. As discussed above, prior to the adoption of ASC 842 on January 1, 2019, this line item also included property taxes paid for by the tenant on behalf of the Company pursuant to the triple-net lease terms of the MGM-MGP Master Lease.

Acquisition-related expenses. The Company expenses transaction costs associated with completed or announced acquisitions in the period in which they are incurred. These costs are included in “Acquisition-related expenses” within the consolidated statements of operations.

General and administrative. General and administrative expenses primarily include the salaries and benefits of employees and external consulting costs. In addition, pursuant to a corporate services agreement between the Operating Partnership and MGM (the “Corporate Services Agreement”), MGM provides the Operating Partnership and its subsidiaries with financial, administrative and operational support services, including accounting and finance support, human resources support, legal and regulatory compliance support, insurance advisory services, internal audit services, governmental affairs monitoring and reporting services, information technology support, construction services and various other support services. MGM is reimbursed for all costs it incurs directly related to providing the services thereunder. The Operating Partnership incurred expenses pursuant to the Corporate Services Agreement for the years ended December 31, 2020, 2019 and 2018 of $3.5 million, $3.5 million and $1.9 million, respectively.

Deferred financing costs. Deferred financing costs were incurred in connection with the issuance of the term loan facilities, revolving credit facility and senior notes. Costs incurred in connection with term loan facilities and senior notes were capitalized and offset against the carrying amount of the related indebtedness. Costs incurred in connection with the Operating Partnership’s revolving credit facility are capitalized as a component of prepaid expenses and other assets. These costs are amortized over the term of the indebtedness and are included in interest expense in the consolidated statement of operations.

Concentrations of credit risk. As of December 31, 2020, all of the Company’s real estate properties have been leased to MGM and all of the Company’s revenues for the period ending December 31, 2020 are derived from the MGM-MGP Master Lease with MGM.

Derivative financial instruments. The Company accounts for its derivatives in accordance with FASB ASC Topic 815, Derivatives and Hedging, in which all derivative instruments are reflected at fair value as either assets or liabilities. For derivative instruments that are designated and qualify as hedging instruments, the Company records the gain or loss on the hedge instruments as a component of accumulated other comprehensive income. For derivative instruments that are not designated and do not quality as hedging instruments, the Company records the gain or loss on the derivative instruments as ”Gain (loss) on unhedged interest rate swaps, net” on the consolidated statements of operations

Fair value measurements. Fair value measurements are utilized in the accounting and impairment assessments of the Company’s real estate investments. investment in unconsolidated affiliate, and certain of its financial assets and liabilities. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and is measured according to a hierarchy that includes: Level 1 inputs, such as quoted prices in an active market; Level 2 inputs, which are observable inputs for similar assets; or Level 3 inputs, which are unobservable inputs. The Company used the following inputs in its fair value measurements:

•	Level 2 inputs for its debt fair value disclosures. See Note 7; and
•	Level 2 inputs when measuring the fair value of its interest rate swaps. See Note 8.

Reportable segment. The Company’s operations consist of investments in real estate, both wholly owned and through its investment in MGP BREIT Venture, for which all such real estate properties are similar to one another in that they consist of large-scale destination entertainment and leisure resorts and related offerings, whose tenants generally offer casino gaming, hotel, convention, dining, entertainment and retail amenities, have similar economic characteristics and are governed by triple-net operating leases. The operating results of the Company’s wholly owned and equity method real estate investments are regularly reviewed, in the aggregate, by the chief operating decision maker. As such, the Company has one reportable segment.

Recently issued accounting standards. In March 2020, the FASB issued ASC 848, “Reference Rate Reform (Topic 848)”. ASC 848 provides optional expedients for applying U.S. GAAP to reference rate reform related contracts, hedging relationships and other qualifying transactions. Application of these expedients preserve the presentation of derivative instruments consistent with past presentation. The guidance is optional and may be elected when or as reference rate reform activities occur. The Company is currently evaluating whether it will elect practical expedients if and when its hedging and related activities are impacted.

NOTE 3 — ACQUISITIONS AND DISPOSITIONS

Empire City Acquisition

As discussed in Note 1, on January 29, 2019, the Company acquired the developed real property associated with Empire City from MGM for fair value consideration of approximately $634.4 million. The Company funded the acquisition of the developed real property from MGM through the assumption of approximately $246.0 million of indebtedness, which was repaid with borrowings under its senior secured credit facility, and the issuance of approximately 12.9 million Operating Partnership units to MGM. Empire City was added to the MGM-MGP Master Lease, as further discussed in Note 6.

The Empire City Transaction was accounted for as a transaction between entities under common control and, therefore, the Company recorded the Empire City real estate assets at the carryover value of $625.0 million from MGM with the difference between the purchase price and carrying value of assets, which was approximately $9.4 million, recorded as a reduction to additional paid-in-capital.

Northfield Acquisition and Northfield OpCo Transaction

On July 6, 2018 the TRS completed its acquisition of 100% of the membership interests of Northfield for a purchase price of approximately $1.1 billion. The Company funded the acquisition through a $200 million draw on the term loan A facility and a $655 million draw under the revolving credit facility, with the remainder of the purchase price paid with cash on hand. The purpose of the acquisition was to expand MGP’s real estate assets and diversify MGP’s geographic reach.

On April 1, 2019, the Company transferred Northfield OpCo to a subsidiary of MGM for fair value consideration of approximately $305.2 million consisting primarily of approximately 9.4 million Operating Partnership units that were ultimately redeemed by the Operating Partnership and the Company retained the real estate assets. The Company’s TRS that owned Northfield liquidated immediately prior to the transfer. Subsequently, MGM rebranded Northfield OpCo to MGM Northfield Park, which was then added to the MGM-MGP Master Lease. Refer to Note 6 for further discussion on the MGM-MGP Master Lease.

The Northfield OpCo Transaction was accounted for as a transaction between entities under common control and, therefore, the Company had carried the Northfield OpCo operating assets and liabilities as held and used until the close of the transaction on April 1, 2019. As a transaction between entities under common control, the Company recorded the difference between the purchase price of $305.2 million and the carrying value of net assets transferred of $292.3 million to additional paid-in-capital.

The Company’s results for Northfield OpCo for the years ended December 31, 2019 and 2018 are reflected in discontinued operations on the consolidated statement of operations. The results of the Northfield OpCo discontinued operations are summarized as follows:

	Year Ended December 31,	Year Ended December 31,
	2019	2018
	(in thousands)
Total revenues	$67,841	$132,949
Total expenses	(48,735)	(97,330)

Income from discontinued operations before income taxes	19,106	35,619
Provision for income taxes	(2,890)	(5,056)

Income from discontinued operations, net of tax	16,216	30,563
Less: Income attributable to noncontrolling interests - discontinued operations	(11,434)	(22,417)

Income from discontinued operations attributable to Class A shareholders	$4,782	$8,146

NOTE 4 — REAL ESTATE INVESTMENTS

As discussed in Note 1, on February 14, 2020, in connection with the MGP BREIT Venture Transaction, the real estate assets of Mandalay Bay (including Mandalay Place), were contributed to MGP BREIT Venture. The Company recorded the difference between the carrying value of the Mandalay Bay real estate assets of $2.3 billion and the consideration received of $2.1 billion, as well as the expenses of $10.0 million incurred in connection with the sale, as a net loss on sale of assets of $193.1 million, which is reflected within “Property transactions, net” in the consolidated statements of operations.

The carrying value of real estate investments is as follows:

	December 31,
	2020	2019
	(in thousands)
Land	$3,431,228	$4,631,013
Buildings, building improvements, land improvements and integral equipment	7,426,110	9,293,483

	10,857,338	13,924,496
Less: Accumulated depreciation	(2,546,601)	(3,096,524)

	$8,310,737	$10,827,972

NOTE 5 — INVESTMENT IN UNCONSOLIDATED AFFILIATE

As of December 31, 2020, the Operating Partnership’s investment in unconsolidated affiliate was comprised of its 50.1% interest in MGP BREIT Venture. The Operating Partnership recorded its share of income of $89.1 million for the year ended December 31, 2020 as “Income from unconsolidated affiliate” in the consolidated statements of operations. Additionally, the Operating Partnership received $81.0 million in distributions from MGP BREIT Venture during the year ended December 31, 2020.

Summarized balance sheet information of MGP BREIT Venture is as follows:

Balance at December 31, 2020
(in thousands)
Real estate investments, net	$4,523,638
Other assets	95,342
Debt, net	2,994,269
Other liabilities	7,811

Summarized results of operations of MGP BREIT Venture are as follows:

Year ended December 31,
2020
(in thousands)
Net revenues	$346,481
Income from continuing operations	177,757
Net income	177,757

MGP BREIT Venture guarantee. The Operating Partnership provides a guarantee for losses incurred by the lenders of the $3.0 billion indebtedness of the MGP BREIT Venture arising out of certain bad acts by the Operating Partnership, its venture partner, or the venture, such as fraud or willful misconduct, based on the party’s percentage ownership of the MGP BREIT Venture, which guarantee is capped at 10% of the principal amount outstanding at the time of the loss. The Operating Partnership and its venture partner have separately indemnified each other for the other party’s share of the overall liability exposure, if at fault. The guarantee is accounted for under ASC 460 at fair value; such value is immaterial.

NOTE 6 — LEASES

MGM-MGP Master Lease. The MGM-MGP Master Lease is accounted for as an operating lease and has an initial lease term of ten years that began on April 25, 2016 (other than with respect to MGM National Harbor as described below) with the potential to extend the term for four additional five-year terms thereafter at the option of the tenant. The MGM-MGP Master Lease provides that any extension of its term must apply to all of the real estate under the lease at the time of the extension. With respect to MGM National Harbor, the initial lease term ends on August 31, 2024. Thereafter, the initial term of the lease with respect to MGM National Harbor may be renewed at the option of the tenant for an initial renewal period lasting until the earlier of the end of the then-current term of the lease or the next renewal term (depending on whether MGM elects to renew the other properties under the lease in connection with the expiration of the initial ten-year term). If, however, the tenant chooses not to renew the lease with respect to MGM National Harbor after the initial MGM National Harbor term under the lease, the tenant would also lose the right to renew the lease with respect to the rest of the properties when the initial ten-year lease term ends related to the rest of the properties in 2026. The lease has a triple-net structure, which requires the tenant to pay substantially all costs associated with the lease, including real estate taxes, insurance, utilities and routine maintenance, in addition to the base rent. Additionally, the lease provides MGP with a right of first offer with respect to MGM Springfield and with respect to any future gaming development by MGM on the undeveloped land adjacent to Empire City, which MGP may exercise should MGM elect to sell either property in the future.

Rent under the lease consists of a “base rent” component and a “percentage rent” component. As of December 31, 2020, the base rent represents approximately 91% of the rent payments due under the lease and the percentage rent represents approximately 9% of the rent payments due under the lease. The base rent includes a fixed annual rent escalator of 2.0% for the second through the sixth lease years (as defined in the lease). Thereafter, beginning on April 1, 2022, the annual escalator of 2.0% will be subject to the tenant and, without duplication, the operating subsidiary sublessees of the tenant, collectively meeting an adjusted net revenue to rent ratio of 6.25:1.00 based on their net revenue from the leased properties subject to the lease (as determined in accordance with U.S. GAAP, adjusted to exclude net revenue attributable to certain scheduled subleases and, at the tenant’s option, reimbursed cost revenue). The percentage rent will initially be a fixed amount for approximately the first six years and will then be adjusted every five years based on the average annual adjusted net revenues of the tenant and, without duplication, the operating subtenants, from the leased properties subject to the lease at such time for the trailing five calendar-year period (calculated by multiplying the average annual adjusted net revenues, excluding net revenue attributable to certain scheduled subleases and, at the tenant’s option, reimbursed cost revenue, for the trailing five calendar-year period by 1.4%).

On January 29, 2019, Empire City was added to the MGM-MGP Master Lease. As a result, the annual rent payment to MGP increased by $50 million, prorated for the remainder of the lease year. Consistent with the lease terms, 90% of this rent is fixed and will contractually grow at 2% per year until 2022. In addition, MGP has a right of first offer with respect to certain undeveloped land adjacent to the property to the extent MGM develops additional gaming facilities and chooses to sell or transfer the property in the future.

On March 7, 2019, the Company completed the Park MGM Transaction and amended the MGM-MGP Master Lease concurrent with which the Company paid $637.5 million, of which $605.6 million was cash and the remainder in issuance of approximately 1.0 million of Operating Partnership units, to a subsidiary of MGM. As a result of the transaction, the Company recorded a lease incentive asset which represents the consideration paid, less the existing deferred revenue balance of $94.0 million relating to the non-normal tenant improvements recorded for Park MGM, which was derecognized. Further, the annual rent payment to the Company increased by $50 million, prorated for the remainder of the lease year. Consistent with the lease terms, 90% of this rent is fixed and will contractually grow at 2.0% per year until 2022. The Company was required to reassess the lease classification of the lease, which included estimating the fair value using an income approach and the residual value of the assets used in the determination of the implicit rate, and concluded that the lease continued to be an operating lease.

On April 1, 2019, MGM Northfield Park was added to the MGM-MGP Master Lease and the annual rent payment increased by $60 million. Consistent with the lease terms, 90% of this rent is fixed and will contractually grow at 2.0% per year until 2022.

On February 14, 2020, in connection with the MGP BREIT Venture Transaction, the MGM-MGP Master Lease was modified to remove the Mandalay Bay property and the annual rent payment under the lease was reduced by $133 million. The Company reassessed the lease classification of the lease, which included estimating the fair value of the properties using an income approach and the residual value used in the determination of the implicit rate, and concluded that the lease will continue to be accounted for as an operating lease.

Additionally, in connection with the commencement of the fifth lease year on April 1, 2020 and the corresponding 2.0% fixed annual rent escalator that went into effect on such date, the base rent under the MGM-MGP Master Lease increased to $749.9 million, resulting in total annual rent under the MGM-MGP Master Lease of $827.8 million.

Straight-line rental revenues from the MGM-MGP Master Lease, which includes lease incentive asset amortization, were $768.4 million, $856.4 million, and $746.3 million for the years ended December 31, 2020, 2019 and 2018, respectively. The Company also recognized revenue related to ground lease and other of $24.2 million, $24.7 million, and $123.2 million for the years ended December 31, 2020, 2019, and 2018, respectively.

Under the MGM-MGP Master Lease, future non-cancelable minimum cash rental payments, which are the payments under the initial 10-year term through April 30, 2026 and do not include the four five-year renewal options and, with respect to MGM National Harbor, through August 31, 2024, are as follows as of December 31, 2020:

Year ending December 31,	(in thousands)
2021	$839,012
2022	784,336
2023	764,861
2024	733,161
2025	669,760
Thereafter	223,253

Total	$4,014,383

Lessee Leases. The Company is a lessee of land underlying MGM National Harbor and a portion of the land underlying Borgata and Beau Rivage. The Company is obligated to make lease payments through the non-cancelable term of the ground leases, which is through 2066 for Beau Rivage, 2070 for Borgata, and 2082 for MGM National Harbor. These ground leases will be paid by the tenant under the MGM-MGP Master Lease through 2046 (including renewal periods). Components of lease expense for each of the years ended December 31, 2020 and December 31, 2019 include operating lease cost of $23.8 million. Other information related to the Company’s operating leases was as follows:

Supplemental balance sheet information	December 31, 2020	December 31, 2019
Weighted average remaining lease term (years)	58	59
Weighted average discount rate (%)	7%	7%

Maturities of operating lease liabilities were as follows:

Year ending December 31,	(in thousands)
2021	$24,996
2022	25,015
2023	24,875
2024	24,846
2025	24,846
Thereafter	1,307,958

Total future minimum lease payments	1,432,536
Less: Amount of lease payments representing interest	(1,091,403)

Total	$341,133

NOTE 7 — DEBT

Debt consists of the following:

	December 31,
	2020	2019
	(in thousands)
Senior secured credit facility:
Senior secured term loan A facility	$—	$399,125
Senior secured term loan B facility	—	1,304,625
Senior secured revolving credit facility	10,000	—
5.625% senior notes, due 2024	1,050,000	1,050,000
4.625% senior notes, due 2025	800,000	—
4.50% senior notes, due 2026	500,000	500,000
5.75% senior notes, due 2027	750,000	750,000
4.50% senior notes, due 2028	350,000	350,000
3.875% senior notes, due 2029	750,000	—

	4,210,000	4,353,750
Less: Unamortized discount and debt issuance costs	(41,041)	(46,396)

	$4,168,959	$4,307,354

Operating Partnership credit agreement and bridge facility. At December 31, 2020, the Operating Partnership senior secured credit facility consisted of a $1.4 billion revolving credit facility. The revolving facility bears interest of London Inter-bank Offered Rate (“LIBOR”) plus 1.75% to 2.25% determined by reference to a total net leverage ratio pricing grid. The revolving facility will mature in June 2023.

As of December 31, 2020, $10.0 million was drawn on the revolving credit facility. At December 31, 2020, the interest rate on the revolving facility was 1.90%. No letters of credit were outstanding under the Operating Partnership senior secured credit facility at December 31, 2020. See Note 8 for further discussion of the Operating Partnership’s interest rate swap agreements.

In connection with the MGP BREIT Venture Transaction, on February 14, 2020, the Operating Partnership amended its senior secured credit facility to, among other things, allow for the transaction to occur, permit the incurrence by the Operating Partnership of a nonrecourse guarantee relating to the debt of the MGP BREIT Venture (refer to Note 5 for description of such guarantee), and permit the incurrence of the bridge loan facility. As a result of the transaction and the amendment, the Operating Partnership repaid its $1.3 billion outstanding term loan B facility in full with the proceeds of a bridge facility, which was then assumed by the MGP BREIT Venture as partial consideration for the Operating Partnership’s contribution. Additionally, the Operating Partnership used the proceeds from the settlement of the forward equity issuances made in connection with its November 2019 equity offering and from its “at-the-market offering” (“ATM”) program to pay off the outstanding balance of $399 million of its term loan A facility in full. The Operating Partnership incurred a loss on retirement of debt of $18.1 million recorded in “Other” in the consolidated statements of operations.

The credit agreement contains customary representations and warranties, events of default and positive and negative covenants. The revolving credit facility and term loan A facility also require that the Operating Partnership maintain compliance with a maximum senior secured net debt to adjusted total asset ratio, a maximum total net debt to adjusted asset ratio and a minimum interest coverage ratio. The Operating Partnership was in compliance with its financial covenants at December 31, 2020.

The revolving credit facility and the term loan facilities are both guaranteed by each of the Operating Partnership’s existing and subsequently acquired direct and indirect wholly owned material domestic restricted subsidiaries, and secured by a first priority lien security interest on substantially all of the Operating Partnership’s and such restricted subsidiaries’ material assets, including mortgages on its real estate, excluding the real estate assets of MGM National Harbor and Empire City, and subject to other customary exclusions.

Bridge Facility. In connection with the Empire City Transaction, the Operating Partnership assumed $246.0 million of indebtedness under a bridge facility from a subsidiary of MGM. The Operating Partnership repaid the bridge facility with a combination of cash on hand and a draw on its revolving credit facility, which was subsequently repaid with proceeds from its offering of its 5.75% senior notes due 2027, as discussed below.

Operating Partnership senior notes. In January 2019, the Operating Partnership issued $750 million in aggregate principal amount of 5.75% senior notes due 2027. The senior notes will mature on February 1, 2027. Interest on the senior notes is payable on February 1 and August 1 of each year, which commenced on August 1, 2019.

In June 2020, the Operating Partnership issued $800 million in aggregate principal amount of 4.625% senior notes due 2025. The senior notes mature on June 15, 2025. Interest on the senior notes is payable on June 15 and December 15 of each year, commencing on December 15, 2020. The net proceeds from the offering were used in full to repay drawings under the Operating Partnership’s revolving credit facility.

In November 2020, the Operating Partnership issued $750 million in aggregate principal amount of 3.875% senior notes due 2029. The senior notes mature on February 15, 2029. Interest on the senior notes is payable on February 15 and August 15 of each year, commencing on August 15, 2021. The net proceeds from the offering were used for general corporate purposes and, ultimately, to redeem $700 million of Operating Partnership units held by MGM pursuant to the waiver agreement discussed in Note 1.

Each series of the Operating Partnership’s senior notes are fully and unconditionally guaranteed, jointly and severally, on a senior basis by all of the Operating Partnership’s subsidiaries that guarantee the Operating Partnership’s credit facilities, other than MGP Finance Co-Issuer, Inc., which is a co-issuer of the senior notes. The Operating Partnership may redeem all or part of the senior notes at a redemption price equal to 100% of the principal amount of the senior notes plus, to the extent the Operating Partnership is redeeming senior notes prior to the date that is three months prior to their maturity date, an applicable make whole premium, plus, in each case, accrued and unpaid interest. The indentures governing the senior notes contain customary covenants and events of default. These covenants are subject to a number of important exceptions and qualifications set forth in the applicable indentures governing the senior notes, including, with respect to the restricted payments covenants, the ability to make unlimited restricted payments to maintain the REIT status of MGP.

Maturities of debt. Maturities of the principal amount of the Operating Partnership’s debt as of December 31, 2020 are as follows:

Year ending December 31,	(in thousands)
2021	$—
2022	—
2023	10,000
2024	1,050,000
2025	800,000
Thereafter	2,350,000

$4,210,000

Fair value of debt. The estimated fair value of the Operating Partnership’s debt was $4.5 billion and $4.6 billion at December 31, 2020 and 2019, respectively. Fair value was estimated using quoted market prices for the Operating Partnership’s senior notes and senior secured credit facilities.

NOTE 8 — DERIVATIVES AND HEDGING ACTIVITIES

The Operating Partnership uses derivative instruments to mitigate the effects of interest rate volatility inherent in its variable rate senior credit facility and forecasted debt issuances for the duration and amount of its interest rate swap agreements, which such variable rate could unfavorably impact future earnings and forecasted cash flows. The Operating Partnership and Company do not use derivative instruments for speculative or trading purposes.

In June 2019, the Operating Partnership entered into interest rate swap agreements, effective November 30, 2021, that will mature in December 2024 with a combined notional amount of $900 million. The weighted average fixed rate paid under the swap agreements is 1.801% and the variable rate received resets monthly to the one-month LIBOR with no minimum floor.

In September 2019, the Operating Partnership entered into an interest rate swap agreement, effective September 6, 2019, that will mature in December 2024 with a notional amount of $300 million. The fixed rate paid under the swap agreement is 1.158% and the variable rate received resets monthly to the one-month LIBOR with no minimum floor.

In September 2019, the Operating Partnership modified and extended certain of its existing interest rate swaps with a combined notional amount of $400 million, effective October 1, 2019. The weighted average fixed rate paid under the modified swap agreements is 2.252% and the variable rate received resets monthly to the one-month LIBOR with no minimum floor. The maturity date was extended to December 2029.

In connection with prepayments of $541 million on the Operating Partnership’s senior credit facility in November 2019, as well as in contemplation of the proceeds that will be received upon settlement of the 12.0 million shares under forward purchase agreements discussed in Note 10, the Operating Partnership determined that such debt cash flows were no longer considered probable of occurring. As a result, the Operating Partnership de-designated the corresponding $600 million notional of interest rate swaps and reclassified the loss of $4.9 million reported in accumulated other comprehensive income relating to such notional into earnings within “Gain (loss) on unhedged interest rate swaps, net” on the consolidated income statements.

In connection with the $800 million issuance of senior notes in June 2020 and in connection with the $750 million issuance of senior notes in November 2020, each discussed in Note 7, the Operating Partnership determined that it will no longer be exposed to cash flow variability for the respective issuances and, accordingly, the Operating Partnership de-designated $600 million and $700 million notional of interest rate swaps in June 2020 and November 2020, respectively. Amounts deferred in accumulated comprehensive loss relating to the $600 million and $700 million notional of swaps will be amortized into earnings over the life of the hedged cash flows within “Interest expense” on the consolidated income statements. Changes in the fair value of the interest rate swaps that do not qualify for hedge accounting are also reflected in earnings within “Gain (loss) on unhedged interest rate swaps, net” on the consolidated income statements. The Operating Partnership recorded a $2.1 million gain and a $1.0 million gain relating to such fair value changes for the year ended December 31, 2020 and 2019, respectively. There were no amounts recorded within “Gain (loss) on unhedged interest rate swaps, net” for the year ended December 31, 2018.

The Operating Partnership’s interest rate swaps as of December 31, 2020 are summarized in the table below.

Notional Amount	Weighted Average Fixed Rate	Fair Value Liability	Effective Date	Maturity Date

(in thousands, except percentages)
Derivatives designated as hedges:
$900,000	1.801%	$(41,131)	November 30, 2021	December 31, 2024

$900,000		$(41,131)
Derivatives not designated as hedges:
$1,200,000	1.844%	$(18,889)	May 3, 2017	November 30, 2021
300,000	1.158%	(10,451)	September 6, 2019	December 31, 2024
400,000	2.252%	(48,453)	October 1, 2019	December 31, 2029

$1,900,000		$(77,793)

		$(118,924)

The Operating Partnership’s interest rate swaps as of December 31, 2019 are summarized in the table below.

Notional Amount	Weighted Average Fixed Rate	Fair Value Asset (Liability)	Effective Date	Maturity Date

(in thousands, except percentages)
Derivatives designated as hedges:
$600,000	1.902%	$(4,106)	May 3, 2017	November 30, 2021
300,000	1.158%	6,529	September 6, 2019	December 31, 2024
400,000	2.252%	(18,743)	October 1, 2019	December 31, 2029
900,000	1.801%	(4,915)	November 30, 2021	December 31, 2024

$2,200,000		$(21,235)
Derivatives not designated as hedges:
$600,000	1.786%	$(2,736)	May 3, 2017	November 30, 2021

$600,000		$(2,736)

		$(23,971)

As of December 31, 2020 and 2019, the Operating Partnership’s interest rate swaps that are in a liability position are recorded within “Accounts payable, accrued expenses and other liabilities”. As of December 31, 2019, the Operating Partnership’s interest rate swaps that are in an asset position are recorded within “Prepaid expenses and other assets”.

NOTE 9 — INCOME TAXES

The Company elected to be taxed as a REIT as defined under Section 856(a) of the Internal Revenue Code of 1986, as amended (the “Code”), commencing with its taxable year ended December 31, 2016. To qualify as a REIT, the Company must meet certain organizational, income, asset and distribution tests. Accordingly, except as described below, the Company will generally not be subject to corporate U.S. federal or state income tax to the extent that it makes qualifying distributions of all of its taxable income to its shareholders and provided it satisfies on a continuing basis, through actual investment and operating results, the REIT requirements, including certain asset, income, distribution and share ownership tests. U.S. federal income tax law generally requires that a REIT distribute annually at least 90% of its REIT taxable income, without regard to the deduction for dividends paid and excluding net capital gains, and that it pays taxes at regular corporate income tax rates to the extent that it annually distributes less than 100% of its taxable income. The Company distributed 100% of its taxable income in the taxable year ended December 31, 2020 and expects to do so in future years. Accordingly, the consolidated financial statements do not reflect a provision for federal income taxes for its REIT operations; however, the Company is subject to federal, state and local income tax on its TRS operations and may still be subject to federal excise tax, as well as certain state and local income and franchise taxes on its REIT operations. The Company’s TRS owned the real estate assets and operations of Northfield until it liquidated on April 1, 2019. The Company recorded a tax provision of $2.9 million in discontinued operations and a tax benefit of $1.1 million in continuing operations for a total tax provision of $1.8 million related to the operations of the TRS for the year ended December 31, 2019 and has no provision relating to TRS operations subsequent to the liquidation.

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, the Company determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax basis of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The MGM-MGP Master Lease landlord is required to join in the filing of a New Jersey consolidated corporation business tax return under the New Jersey Casino Control Act and include in such return its income and expenses associated with its New Jersey assets and is thus subject to an entity level tax in New Jersey. Although the consolidated New Jersey return also includes MGM and certain of its subsidiaries, the Company is required to record New Jersey state income taxes in the consolidated financial statements as if the MGM-MGP Master Lease landlord was taxed for state purposes on a stand-alone basis. The Company and MGM have entered into a tax sharing agreement providing for an allocation of taxes due in the consolidated New Jersey return. Pursuant to this agreement, the MGM-MGP Master Lease landlord will only be responsible for New Jersey taxes on any gain that may be realized upon a future sale of the New Jersey assets resulting solely from an appreciation in value of such assets over their value on the date they were contributed to the MGM-MGP Master Lease landlord by a subsidiary of MGM. MGM is responsible for all other taxes reported in the New Jersey consolidated return and, accordingly, the income tax balances related to such taxes are reflected within “Noncontrolling interest” within the consolidated financial statements. No amounts are due to MGM under the tax sharing agreement as of December 31, 2020 or December 31, 2019.

The provision for income taxes on continuing operations is as follows:

	Year Ended December 31,
	2020	2019	2018
	(in thousands)
Federal:
Current	$—	$—	$—
Deferred	—	(1,058)	(1,142)

Provision for federal income taxes on continuing operations	$—	$(1,058)	$(1,142)

State:
Current	$6,345	$7,309	$5,746
Deferred	3,389	1,347	1,175

Provision for state income taxes on continuing operations	$9,734	$8,656	$6,921

A reconciliation of the federal income tax statutory rate and the Company’s effective tax rate on income from continuing operations is as follows:

	Year Ended December 31,
	2020	2019	2018
Federal income tax statutory rate	21.0%	21.0%	21.0%
Federal valuation allowance	—	—	—
Income not subject to federal income tax	(21.0)	(21.4)	(21.5)
State taxes	5.7	3.2	3.1

Effective tax rate on income from continuing operations	5.7%	2.8%	2.6%

The major tax-effected components of the Company’s net deferred tax liability are as follows:

	December 31,
	2020	2019
	(in thousands)
Deferred tax asset – federal and state
Accruals, reserves and other	$—	$—

Total deferred tax asset	$—	$—

Deferred tax liability – federal and state
Real estate investments, net	$(33,298)	$(29,909)
Other intangible assets, net	—	—

Total deferred tax liability	(33,298)	(29,909)

Net deferred tax liability	$(33,298)	$(29,909)

The Company assesses its tax positions using a two-step process. A tax position is recognized if it meets a “more likely than not” threshold, and is measured at the largest amount of benefit that is greater than 50% likely of being realized. Uncertain tax positions must be reviewed at each balance sheet date. Liabilities recorded as a result of this analysis must generally be recorded separately from any current or deferred income tax accounts. The Company currently has no uncertain tax positions. The Company recognizes accrued interest and penalties related to unrecognized tax benefits in income tax expense. No interest or penalties were recorded for the years ended December 31, 2020 or December 31, 2019.

The Company files income tax returns in the U.S. federal jurisdiction and various state and local jurisdictions. As of December 31, 2020, federal and Mississippi income tax returns for tax years 2017 and after, and all other state and local income tax returns filed for tax years 2016 and after, are subject to examination by the relevant taxing authorities.

NOTE 10 — SHAREHOLDERS’ EQUITY AND PARTNERS’ CAPITAL

MGP shareholders.

Issuance of Class A shares. On January 31, 2019, the Company completed an offering of 19.6 million Class A shares representing limited liability company interests in a registered public offering, including 2.6 million Class A shares sold pursuant to the exercise in full by the underwriters of their over-allotment option, for net proceeds of approximately $548.4 million.

On April 30, 2019, the Company entered into an ATM program to offer and sell up to an aggregate sales price of $300 million Class A shares through sales agents at prevailing market prices or agreed-upon prices. During the year ended December 31, 2019, the Company issued 5.3 million Class A shares under the program for net proceeds of approximately $161.0 million. On February 12, 2020, the Company received net proceeds of approximately $18.7 million for 0.6 million of forward shares settled under the ATM program.

On November 22, 2019, the Company completed an offering of 30.0 million Class A shares in a registered public offering. The offering consisted of 18.0 million shares sold directly to the underwriters at closing for net proceeds of approximately $540.6 million after deducting underwriting discounts and commissions and 12.0 million shares sold under forward purchase agreements. On February 11 through February 13, 2020, the Company received net proceeds of approximately $355.9 million for 12.0 million of forward shares settled. The forward shares settled in exchange for cash proceeds per share equal to the applicable forward sale price, which was the public offering price less the underwriting discount and was subject to certain adjustments as provided in the forward sale agreements.

On February 14, 2020, in connection with the MGP BREIT Venture Transaction, the Company completed a registered sale of 4.9 million Class A shares to BREIT for proceeds of $150.0 million.

Operating Partnership capital and noncontrolling interest ownership transactions. The following discloses the effects of changes in the Company’s ownership percentage interest in its subsidiary, the Operating Partnership, on the Class A shareholders’ equity:

	For the years ended
	2020	2019	2018

	(in thousands)
Net income attributable to MGM Growth Properties	$76,129	$90,260	$67,065
Transfers from/(to) noncontrolling interest:
Empire City Transaction	—	23,745	—
Issuance of Class A shares	442,717	1,049,582	—
Park MGM Transaction	—	2,496	—
Northfield OpCo Transaction	—	(27,439)	—
MGP BREIT Venture Transaction	8,287	—	—
Redemption of temporary equity	(114,924)	—	—
Other	1,275	1,183	237

Net transfers from noncontrolling interest	337,355	1,049,567	237

Change from net income attributable to MGM Growth Properties and transfers to noncontrolling interest	$413,484	$1,139,827	$67,302

Empire City Transaction. On January 29, 2019, in connection with the Empire City Transaction, the Operating Partnership issued 12.9 million Operating Partnership units to a subsidiary of MGM and MGP’s indirect ownership percentage in the Operating Partnership decreased from 26.7% to 25.4%.

Issuance of Class A shares and Operating Partnership units - January 2019. On January 31, 2019, in connection with the Company’s registered offering of Class A shares, the Operating Partnership issued 19.6 million Operating Partnership units to the Company and MGP’s indirect ownership percentage in the Operating Partnership increased from 25.4% to 30.3%.

Park MGM Transaction. On March 7, 2019, in connection with the Park MGM Transaction, the Operating Partnership issued 1.0 million Operating Partnership units to a subsidiary of MGM and MGP’s indirect ownership percentage in the Operating Partnership decreased from 30.3% to 30.2%.

Northfield OpCo Transaction. On April 1, 2019, in connection with the Northfield OpCo Transaction, 9.4 million Operating Partnership units were ultimately redeemed by the Operating Partnership and MGP’s indirect ownership percentage in the Operating Partnership increased from 30.2% to 31.2%.

Issuance of Class A shares and Operating Partnership units - ATM Program - 2019. In connection with the Company’s issuance of Class A shares under the ATM program during 2019, the Operating Partnership issued 5.3 million Operating Partnership units to the Company. Subsequent to the collective issuances, the ownership percentage in the Operating Partnership was 32.4%.

Issuance of Class A shares and Operating Partnership units - November 2019. On November 22, 2019, in connection with the Company’s registered offering of Class A shares, the Operating Partnership issued 18.0 million Operating Partnership units to the Company. As a result of this transaction, MGP’s indirect ownership percentage in the Operating Partnership increased to 36.3%.

Issuance of Class A shares and Operating Partnership units - Forwards. In connection with the registered issuance of 12.0 million Class A shares by the Company from February 11 through February 13, 2020 pursuant to the settlement of forward sales agreements from the November 2019 registered offering, discussed above, the Operating Partnership issued 12.0 million Operating Partnership units to the Company. Further, in connection with the registered issuance of 0.6 million of shares by the Company on February 12, 2020 pursuant to the settlement of forward sales agreements under the Company’s ATM program, the Operating Partnership issued 0.6 million Operating Partnership units to the Company. As a result of these collective issuances, MGP’s indirect ownership percentage in the Operating Partnership increased to 38.8%.

Issuance of Class A shares and Operating Partnership units - BREIT. On February 14, 2020, in connection with the Company’s registered sale of Class A shares to BREIT, the Operating Partnership issued 4.9 million Operating Partnership units to the Company and the Company’s indirect ownership percentage in the Operating Partnership increased from 38.8% to 39.7%.

MGP BREIT Venture Transaction. On February 14, 2020, in connection with the MGP BREIT Venture Transaction, the Operating Partnership issued 2.6 million Operating Partnership units to MGM and the Company’s indirect ownership percentage in the Operating Partnership decreased from 39.7% to 39.4%.

Redemption of temporary equity. On May 18, 2020, in connection with the redemption waiver discussed in Note 1 and Note 2, the Operating Partnership redeemed 30.3 million Operating Partnership units from MGM for $700 million and the Company’s indirect ownership percentage in the Operating Partnership increased from 39.4% to 43.3%. On December 2, 2020 the Operating Partnership further redeemed 23.5 million Operating Partnership units from MGM for $700 million and the Company’s indirect ownership percentage in the Operating Partnership increased from 43.3% to 47.0%.

Accumulated Other Comprehensive Income (Loss). Comprehensive income (loss) includes net income and all other non-shareholder changes in equity, or other comprehensive income (loss). Elements of the Company’s accumulated other comprehensive income (loss) are reported in the accompanying consolidated statement of shareholders’ equity. The following table summarizes the changes in accumulated other comprehensive income (loss) by component:

	Cash Flow Hedges	Other	Total

	(in thousands)
Balance at January 1, 2018	$3,206	$(98)	$3,108
Other comprehensive income before reclassifications	5,258	—	5,258
Amounts reclassified from accumulated other comprehensive income to interest expense	(1,130)	—	(1,130)

Other comprehensive income	4,128	—	4,128
Less: Other comprehensive income attributable to noncontrolling interest	(3,028)	—	(3,028)

Balance at December 31, 2018	4,306	(98)	4,208
Other comprehensive loss before reclassifications	(34,476)	—	(34,476)
Amounts reclassified from accumulated other comprehensive loss to interest expense	(5,599)	—	(5,599)
Amounts reclassified from accumulated other comprehensive loss to loss on unhedged interest rate swaps	4,877	—	4,877

Other comprehensive loss	(35,198)	—	(35,198)
Other changes in accumulated other comprehensive loss:
Empire City Transaction	—	(195)	(195)
Issuance of Class A shares	—	(1,512)	(1,512)
Park MGM Transaction	—	(16)	(16)
Northfield OpCo Transaction	—	2	2

Changes in accumulated other comprehensive loss:	(35,198)	(1,721)	(36,919)
Less: Other comprehensive loss attributable to noncontrolling interest	25,666	—	25,666

Balance at Balance at December 31, 2019	(5,226)	(1,819)	(7,045)
Other comprehensive loss before reclassifications	(104,999)	—	(104,999)
Amounts reclassified from accumulated other comprehensive loss to interest expense	17,922	—	17,922
Amounts reclassified from accumulated other comprehensive loss to gain on unhedged interest rate swaps	(2,547)	—	(2,547)

Other comprehensive loss	(89,624)	—	(89,624)
Other changes in accumulated other comprehensive loss:
Issuance of Class A shares	—	(646)	(646)
Issuance of OP Units	—	59	59
Redemption of temporary equity	—	(8,773)	(8,773)
Other	—	45	45

Changes in accumulated other comprehensive loss:	(89,624)	(9,315)	(98,939)
Less: Other comprehensive loss attributable to noncontrolling interest	54,787	—	54,787

Balance at December 31, 2020	$(40,063)	$(11,134)	$(51,197)

At December 31, 2020, the estimated amount currently recorded in accumulated other comprehensive loss that will be recognized in earnings over the next 12 months is not material.

MGP dividends and Operating Partnership distributions. The Operating Partnership declares and pays distributions. MGP pays its dividends with the receipt of its share of the Operating Partnership’s distributions. Dividends with respect to MGP’s Class A shares are characterized for federal income tax purposes as taxable ordinary dividends, capital gains dividends, non-dividend distributions or a combination thereof.

A summary of the Company’s stock distributions for the years ended December 31, 2020, 2019, and 2018 is as follows:

	Year Ended December 31,
	2020		2019		2018
Non-qualified dividends	$1.4649	76.30%	$1.6134	87.21%	$1.2669	74.20%
Return of capital	0.4551	23.70%	0.2366	12.79%	0.4406	25.80%

Total	$1.9200	100.00%	$1.8500	100.00%	$1.7075	100.00%

NOTE 11 — EARNINGS PER CLASS A SHARE

The table below provides earnings and the number of Class A shares used in the computations of “basic” earnings per share, which utilizes the weighted average number of Class A shares outstanding without regard to dilutive potential Class A shares, and “diluted” earnings per share, which includes all such shares. Earnings attributable to Class A shares, weighted average Class A shares outstanding and the effect of dilutive securities outstanding are presented for each period. Earnings per share has not been presented for the Class B shareholder as the Class B share is not entitled to any economic rights in the Company.

	Twelve Months Ended December 31,
	2020	2019	2018

	(In thousands)
Numerator:
Income from continuing operations, net of tax	$160,371	$259,349	$214,139
Less: Income from continuing operations attributable to noncontrolling interest	(84,242)	(173,871)	(155,220)

Income from continuing operations attributable to Class A shares - basic and diluted	76,129	85,478	58,919
Income from discontinued operations, net of tax	—	16,216	30,563
Less: Income from discontinued operations attributable to noncontrolling interest	—	(11,434)	(22,417)

Income from discontinued operations attributable to Class A shares - basic and diluted	—	4,782	8,146

Net income attributable to Class A shares - basic and diluted	$76,129	$90,260	$67,065

Denominator:
Weighted average Class A shares outstanding (1) - basic	129,491	93,047	70,998
Effect of dilutive shares for diluted net income per Class A share (2)	162	252	188

Weighted average Class A shares outstanding (1) - diluted	129,653	93,299	71,186

(1)	Includes weighted average deferred share units granted to certain members of the board of directors.
(2)

Less than 0.1 million shares related to outstanding share-based compensation awards were excluded due to being antidilutive for each of the years ended December 31, 2020 and December 31, 2019. No shares related to outstanding share-based compensation awards were excluded due to being antidilutive for the years ended December 31, 2018.

(3)	Diluted earnings per Class A share does not assume conversion of the Operating Partnership units held by MGM as such conversion would be antidilutive.

NOTE 12 — EARNINGS PER OPERATING PARTNERSHIP UNIT

The table below provides earnings and the number of Operating Partnership units used in the computations of “basic” earnings per Operating Partnership unit, which utilizes the weighted average number of Operating Partnership units outstanding without regard to dilutive potential Operating Partnership units, and “diluted” earnings per Operating Partnership units, which includes all such Operating Partnership units. Earnings attributable to Operating Partnership units, weighted average Operating Partnership units outstanding and the effect of dilutive securities outstanding are presented for each period.

	Twelve Months Ended December 31,
	2020	2019	2018

	(In thousands)
Numerator:
Income from continuing operations, net of tax, attributable to unitholders - basic and diluted	$160,371	$259,349	$214,139
Income from discontinued operations, net of tax - basic and diluted	—	16,216	30,563

Net income attributable to unitholders - basic and diluted	$160,371	$275,565	$244,702

Denominator:
Weighted average Operating Partnership units outstanding (1) - basic	310,688	293,885	266,132
Effect of dilutive shares for diluted net income per Operating Partnership unit (2)	162	252	188

Weighted average Operating Partnership units outstanding (1) - diluted	310,850	294,137	266,320

(1)	Includes weighted average deferred share units granted to certain members of the Board of Directors.
(2)

Less than 0.1 million units related to outstanding share-based compensation awards were excluded due to being antidilutive for each of the years ended December 31, 2020 and December 31, 2019. No units related to outstanding share-based compensation awards were excluded due to being antidilutive for the years ended December 31, 2018.

NOTE 13 — COMMITMENTS AND CONTINGENCIES

Litigation. In the ordinary course of business, from time to time, the Company expects to be subject to legal claims and administrative proceedings, none of which are currently outstanding, which the Company believes could have, individually or in the aggregate, a material adverse effect on its business, financial position, results of operations, or cash flows.

MGM GROWTH PROPERTIES LLC AND MGM GROWTH PROPERTIES OPERATING PARTNERSHIP LP

SCHEDULE III — REAL ESTATE AND ACCUMULATED DEPRECIATION

(in thousands)

December 31, 2020

		Acquisition Costs(a)		Costs Capitalized Subsequent to Acquisition		Gross Amount at Which Carried at Close of Period(b)
Property(c) (g)	Encumbrances	Land	Building, Improvements and Other	Land	Building, Improvements and Other	Land	Building, Improvements and Other	Total	Accumulated Depreciation	Year Acquired(d)	Useful Life
Investment Properties:
New York-New York(f)	e	$183,010	$585,354	$—	$—	$183,010	$584,459	$767,469	$(345,394)	2016	h
The Mirage	e	1,017,562	760,222	—	—	1,017,562	746,186	1,763,748	(537,579)	2016	h
Luxor	e	440,685	710,796	—	—	440,685	701,584	1,142,269	(395,809)	2016	h
Excalibur	e	814,805	342,685	—	43,945	814,805	383,511	1,198,316	(169,516)	2016	h
Park MGM	e	291,035	376,625	—	103,406	291,035	324,509	615,544	(108,556)	2016	h
Beau Rivage	e	104,945	561,457	—	—	104,945	551,402	656,347	(283,847)	2016	h
MGM Grand Detroit	e	52,509	597,324	—	—	52,509	596,694	649,203	(206,769)	2016	h
Gold Strike Tunica	e	3,609	179,146	—	—	3,609	178,305	181,913	(97,553)	2016	h
Borgata	e	35,568	1,264,432	—	—	35,568	1,249,925	1,285,493	(154,417)	2016	h
MGM National Harbor	—	—	1,183,909	—	—	—	1,205,531	1,205,531	(164,914)	2017	h
MGM Northfield Park	e	392,500	376,842	—	—	392,500	373,324	765,824	(34,120)	2018	h
Empire City	—	95,000	530,000	—	—	95,000	530,000	625,000	(47,843)	2019	h

		3,431,228	7,468,792	—	147,351	3,431,228	7,425,430	10,856,657	(2,546,317)
Corporate Property:
MGP Corporate Office		—	488	—	192	—	681	681	(284)	2017	h

		$3,431,228	$7,469,280	$—	$147,543	$3,431,228	$7,426,111	$10,857,338	$(2,546,601)

(a)

Represents the net carrying value of the properties acquired in April 2016 and the real estate assets of Borgata, MGM National Harbor, MGM Northfield Park and Empire City on their respective acquisition dates by the Operating Partnership.

(b)	The aggregate cost of land, buildings and improvements for federal income tax purposes is approximately $8.5 billion.
(c)

All of the properties are large-scale destination entertainment and gaming-related properties, with the exception of MGP Corporate Office. See “Item 1 — Business — Our Properties” for additional detail about our properties.

(d)

We have omitted the date of construction of our properties on the basis that compiling this disclosure on a site-by-site basis would be impracticable because the majority of the real estate assets were constructed by other companies that were later acquired by MGM and then ultimately acquired by MGP in April 2016.

(e)	The assets comprising these Properties collectively secure the entire amount of the Operating Partnership’s senior secured credit facility.
(f)	Includes The Park dining and entertainment district.
(g)	This schedule does not include properties owned by MGP BREIT Venture.
(h)	Depreciation is computed based on the following estimated useful lives:

Buildings and building improvements	20 to 40 years
Land improvements	10 to 20 years
Fixtures and integral equipment	3 to 20 years

Reconciliation of Real Estate

	2020	2019	2018
Balance at beginning of year	$13,924,496	$13,318,334	$12,655,847
Additions (1)	—	625,000	788,850
Dispositions and write-offs (2)	(3,067,158)	(27,377)	(105,646)
Other	—	8,539	(20,717)

Balance at end of year	$10,857,338	$13,924,496	$13,318,334

(1)

2019 includes $625.0 million resulting from the Operating Partnership’s acquisition of the real estate assets of Empire City. 2018 includes $769.3 million resulting from the Operating Partnership’s acquisition of the real estate assets of MGM Northfield Park.

(2)	2020 includes $3.1 billion resulting from the contribution of Mandalay Bay to MGP BREIT Venture as part of the MGP BREIT Venture Transaction.

Reconciliation of Accumulated Depreciation

	2020	2019	2018
Balance at beginning of year	$(3,096,524)	$(2,812,205)	$(2,633,909)
Depreciation expense	(236,853)	(294,705)	(266,622)
Dispositions and write-offs (1)	786,776	16,533	85,327
Other	—	(6,147)	2,999

Balance at end of year	$(2,546,601)	$(3,096,524)	$(2,812,205)

(1)	2020 includes $785.3 million relating to the contribution of Mandalay Bay to MGP BREIT Venture as part of the MGP BREIT Venture Transaction.

Exhibit 99.2

Part I.    FINANCIAL INFORMATION

Item 1.    Financial Statements

MGM GROWTH PROPERTIES LLC

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share amounts)

(unaudited)

	June 30, 2021	December 31, 2020
ASSETS
Real estate investments, net	$8,194,148	$8,310,737
Lease incentive asset	497,151	507,161
Investment in unconsolidated affiliate	813,850	810,066
Cash and cash equivalents	298,175	626,385
Prepaid expenses and other assets	24,227	25,525
Above market lease, asset	39,080	39,867
Operating lease right-of-use assets	280,855	280,565

Total assets	$10,147,486	$10,600,306

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Debt, net	$4,162,918	$4,168,959
Due to MGM Resorts International and affiliates	245	316
Accounts payable, accrued expenses and other liabilities	75,640	124,109
Accrued interest	62,577	48,505
Dividend and distribution payable	138,029	136,484
Deferred revenue	187,019	156,760
Deferred income taxes, net	33,298	33,298
Operating lease liabilities	341,643	341,133

Total liabilities	5,001,369	5,009,564
Commitments and contingencies (Note 11)
Shareholders’ equity
Class A shares: no par value, 1,000,000,000 shares authorized, 156,645,628 and 131,459,651 shares issued and outstanding as of June 30, 2021 and December 31, 2020, respectively	—	—
Additional paid-in capital	3,554,821	3,114,331
Accumulated deficit	(475,978)	(422,897)
Accumulated other comprehensive loss	(52,385)	(51,197)

Total Class A shareholders’ equity	3,026,458	2,640,237
Noncontrolling interest	2,119,659	2,950,505

Total shareholders’ equity	5,146,117	5,590,742

Total liabilities and shareholders’ equity	$10,147,486	$10,600,306

The accompanying notes are an integral part of these condensed consolidated financial statements.

1

MGM GROWTH PROPERTIES LLC

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Revenues
Rental revenue	$188,304	$188,304	$376,607	$391,835
Ground lease	6,038	6,038	12,077	12,077

Total Revenues	194,342	194,342	388,684	403,912

Expenses
Depreciation	57,772	58,405	115,709	120,452
Property transactions, net	38	(66)	881	194,990
Ground lease expense	5,920	5,920	11,840	11,840
Acquisition-related expenses	278	358	278	980
General and administrative	4,306	3,731	7,965	8,613

Total Expenses	68,314	68,348	136,673	336,875

Other income (expense)
Income from unconsolidated affiliate	25,273	25,453	50,758	38,816
Interest income	81	2,279	398	3,370
Interest expense	(68,741)	(55,377)	(137,187)	(104,575)
Gain (loss) on unhedged interest rate swaps, net	(6,455)	1,588	28,604	(10,532)
Other	(725)	(413)	(922)	(18,781)

	(50,567)	(26,470)	(58,349)	(91,702)

Income (loss) before income taxes	75,461	99,524	193,662	(24,665)
Provision for income taxes	(1,764)	(2,499)	(4,556)	(3,632)

Net income (loss)	73,697	97,025	189,106	(28,297)
Less: Net (income) loss attributable to noncontrolling interest	(29,808)	(56,009)	(85,619)	19,565

Net income (loss) attributable to Class A shareholders	$43,889	$41,016	$103,487	$(8,732)

Weighted average Class A shares outstanding
Basic	154,367	131,527	145,085	127,381
Diluted	154,547	131,637	145,289	127,381
Earnings per Class A share
Basic	$0.28	$0.30	$0.71	$(0.08)
Diluted	$0.28	$0.30	$0.71	$(0.08)

The accompanying notes are an integral part of these condensed consolidated financial statements.

2

MGM GROWTH PROPERTIES LLC

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in thousands)

(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Net income (loss)	$73,697	$97,025	$189,106	$(28,297)
Unrealized gain (loss) on cash flow hedges	2,824	(7,391)	19,403	(102,711)

Comprehensive income (loss)	76,521	89,634	208,509	(131,008)

Less: Comprehensive (income) loss attributable to noncontrolling interests	(30,974)	(51,629)	(95,165)	81,734

Comprehensive income (loss) attributable to Class A shareholders	$45,547	$38,005	$113,344	$(49,274)

The accompanying notes are an integral part of these condensed consolidated financial statements.

3

MGM GROWTH PROPERTIES LLC

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

(unaudited)

	Six Months Ended June 30,
	2021	2020
Cash flows from operating activities
Net income (loss)	$189,106	$(28,297)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	115,709	120,452
Property transactions, net	881	194,990
Amortization of financing costs	5,725	4,703
Loss on retirement of debt	—	18,129
Non-cash ground lease, net	518	519
Deemed contributions - tax sharing agreement	4,556	3,632
Straight-line rental revenues, excluding amortization of lease incentive asset	31,014	24,414
Amortization of lease incentive asset	10,010	10,010
Amortization of deferred revenue on non-normal tenant improvements	(756)	(756)
Amortization of cash flow hedges	11,382	2,391
(Gain) loss on unhedged interest rate swaps, net	(28,604)	10,532
Share-based compensation	1,610	1,357
Income from unconsolidated affiliate	(50,758)	(38,816)
Distributions from unconsolidated affiliate	46,974	35,233
Change in operating assets and liabilities:
Prepaid expenses and other assets	(644)	(2,477)
Due to MGM Resorts International and affiliates	(71)	(450)
Accounts payable, accrued expenses and other liabilities	(12,717)	(927)
Accrued interest	14,072	3,317

Net cash provided by operating activities	338,007	357,956

Cash flows from investing activities
Proceeds from sale of Mandalay Bay real estate assets, net	—	58,615

Net cash provided by investing activities	—	58,615

Cash flows from financing activities
Net repayments under bank credit facility	(10,000)	(1,503,750)
Proceeds from issuance of bridge loan facility	—	1,304,625
Proceeds from issuance of debt	—	800,000
Deferred financing costs	—	(11,307)
Proceeds from issuance of Class A shares, net	792,569	524,616
Redemption of Operating Partnership units	(1,181,276)	(700,000)
Dividends and distributions paid	(267,510)	(305,837)
Other	—	(1,130)

Net cash provided by (used in) financing activities	(666,217)	107,217

Cash and cash equivalents
Net increase (decrease) for the period	(328,210)	523,788
Balance, beginning of period	626,385	202,101

Balance, end of period	$298,175	$725,889

Supplemental cash flow disclosures
Interest paid	$106,008	$94,165
Non-cash investing and financing activities
Accrual of dividend and distribution payable to Class A shareholders and Operating Partnership unit holders	$138,029	$147,941
Investment in MGP BREIT Venture	$—	$802,000
MGP BREIT Venture assumption of bridge loan facility	$—	$1,304,625

The accompanying notes are an integral part of these condensed consolidated financial statements.

4

MGM GROWTH PROPERTIES LLC

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in thousands)

(unaudited)

	Class A
	Shares	Par Value	Additional Paid- in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Class A Shareholders’ Equity	Noncontrolling Interest	Total Shareholders’ Equity
Balance at March 31, 2021	153,324	$—	$3,459,599	$(439,194)	$(53,553)	$2,966,852	$2,122,979	$5,089,831
Net income	—	—	—	43,889	—	43,889	29,808	73,697
Issuance of Class A shares	3,244	—	94,865	—	(478)	94,387	22,148	116,535
Cash flow hedges	—	—	—	—	1,658	1,658	1,166	2,824
Share-based compensation	—	—	441	—	—	441	317	758
Deemed contribution - tax sharing agreement	—	—	—	—	—	—	1,764	1,764
Dividends and distributions declared ($0.5150 per Class A share)	—	—	—	(80,673)	—	(80,673)	(57,357)	(138,030)
Other	78	—	(84)	—	(12)	(96)	(1,166)	(1,262)

Balance at June 30, 2021	156,646	$—	$3,554,821	$(475,978)	$(52,385)	$3,026,458	$2,119,659	$5,146,117

	Class A
	Shares	Par Value	Additional Paid- in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Class A Shareholders’ Equity	Noncontrolling Interest	Total Shareholders’ Equity
Balance at January 1, 2021	131,460	$—	$3,114,331	$(422,897)	$(51,197)	$2,640,237	$2,950,505	$5,590,742
Net income	—	—	—	103,487	—	103,487	85,619	189,106
Issuance of Class A shares	25,094	—	660,302	—	(4,171)	656,131	136,438	792,569
Redemption of Operating Partnership units	—	—	(220,627)	—	(6,860)	(227,487)	(953,789)	(1,181,276)
Cash flow hedges	—	—	—	—	9,857	9,857	9,546	19,403
Share-based compensation	—	—	872	—	—	872	738	1,610
Deemed contribution - tax sharing agreement	—	—	—	—	—	—	4,556	4,556
Dividends and distributions declared ($1.0100 per Class A share)	—	—	—	(156,568)	—	(156,568)	(112,487)	(269,055)
Other	92	—	(57)	—	(14)	(71)	(1,467)	(1,538)

Balance at June 30, 2021	156,646	$—	$3,554,821	$(475,978)	$(52,385)	$3,026,458	$2,119,659	$5,146,117

The accompanying notes are an integral part of these condensed consolidated financial statements.

5

MGM GROWTH PROPERTIES LLC

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in thousands)

(unaudited)

	Class A
	Shares	Par Value	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Class A Shareholders’ Equity	Noncontrolling Interest	Total Shareholders’ Equity
Balance at March 31, 2020	131,347	$—	$3,218,414	$(356,518)	$(45,163)	$2,816,733	$2,725,128	$5,541,861
Net income*	—	—	—	41,016	—	41,016	41,032	82,048
Partial redemption of temporary equity*	—	—	(15,260)	—	(4,772)	(20,032)	12,500	(7,532)
Reclassification and remeasurements of temporary equity*	—	—	(216,858)	—	—	(216,858)	408,127	191,269
Cash flow hedges*	—	—	—	—	(3,011)	(3,011)	(3,118)	(6,129)
Share-based compensation*	—	—	250	—	—	250	265	515
Deemed contribution - tax sharing agreement*	—	—	—	—	—	—	2,100	2,100
Dividends and distributions declared ($0.4875 per Class A share)*	—	—	—	(64,085)	—	(64,085)	(70,454)	(134,539)
Other*	108	—	1,136	—	47	1,183	(1,330)	(147)

Balance at June 30, 2020	131,455	$—	$2,987,682	$(379,587)	$(52,899)	$2,555,196	$3,114,250	$5,669,446

(*) Excludes amounts attributable to redeemable noncontrolling interest. See Note 2.

	Class A
	Shares	Par Value	Additional Paid- in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Class A Shareholders’ Equity	Noncontrolling Interest	Total Shareholders’ Equity
Balance at January 1, 2020	113,807	$—	$2,766,325	$(244,381)	$(7,045)	$2,514,899	$4,383,113	$6,898,012
Net loss*	—	—	—	(8,732)	—	(8,732)	(18,006)	(26,738)
Issuance of Class A shares*	17,524	—	443,363	—	(646)	442,717	63,481	506,198
MGP BREIT Venture Transaction*	—	—	8,228	—	59	8,287	55,617	63,904
Partial redemption of temporary equity*	—	—	(15,260)	—	(4,772)	(20,032)	12,500	(7,532)
Reclassification and remeasurements of temporary equity*	—	—	(216,858)	—	—	(216,858)	(1,191,192)	(1,408,050)
Cash flow hedges*	—	—	—	—	(40,542)	(40,542)	(48,107)	(88,649)
Share-based compensation*	—	—	539	—	—	539	625	1,164
Deemed contribution - tax sharing agreement*	—	—	—	—	—	—	2,982	2,982
Dividends and distributions declared ($0.9625 per Class A share)*	—	—	—	(126,474)	—	(126,474)	(145,264)	(271,738)
Other*	124	—	1,345	—	47	1,392	(1,499)	(107)

Balance at June 30, 2020	131,455	$—	$2,987,682	$(379,587)	$(52,899)	$2,555,196	$3,114,250	$5,669,446

(*) Excludes amounts attributable to redeemable noncontrolling interest. See Note 2.

The accompanying notes are an integral part of these condensed consolidated financial statements.

6

MGM GROWTH PROPERTIES OPERATING PARTNERSHIP LP

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except unit amounts)

(unaudited)

	June 30, 2021	December 31, 2020
ASSETS
Real estate investments, net	$8,194,148	$8,310,737
Lease incentive asset	497,151	507,161
Investment in unconsolidated affiliate	813,850	810,066
Cash and cash equivalents	298,175	626,385
Prepaid expenses and other assets	24,227	25,525
Above market lease, asset	39,080	39,867
Operating lease right-of-use assets	280,855	280,565

Total assets	$10,147,486	$10,600,306

LIABILITIES AND PARTNERS’ CAPITAL
Liabilities
Debt, net	$4,162,918	$4,168,959
Due to MGM Resorts International and affiliates	245	316
Accounts payable, accrued expenses and other liabilities	75,640	124,109
Accrued interest	62,577	48,505
Distribution payable	138,029	136,484
Deferred revenue	187,019	156,760
Deferred income taxes, net	33,298	33,298
Operating lease liabilities	341,643	341,133

Total liabilities	5,001,369	5,009,564
Commitments and contingencies (Note 11)
Partners’ capital
General partner	—	—
Limited partners: 268,018,385 and 279,966,531 Operating Partnership units issued and outstanding as of June 30, 2021 and December 31, 2020, respectively.	5,146,117	5,590,742

Total partners’ capital	5,146,117	5,590,742

Total liabilities and partners’ capital	$10,147,486	$10,600,306

The accompanying notes are an integral part of these condensed consolidated financial statements.

7

MGM GROWTH PROPERTIES OPERATING PARTNERSHIP LP

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per unit amounts)

(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Revenues
Rental revenue	$188,304	$188,304	$376,607	$391,835
Ground lease	6,038	6,038	12,077	12,077

Total Revenues	194,342	194,342	388,684	403,912

Expenses
Depreciation	57,772	58,405	115,709	120,452
Property transactions, net	38	(66)	881	194,990
Ground lease expense	5,920	5,920	11,840	11,840
Acquisition-related expenses	278	358	278	980
General and administrative	4,306	3,731	7,965	8,613

Total Expenses	68,314	68,348	136,673	336,875

Other income (expense)
Income from unconsolidated affiliate	25,273	25,453	50,758	38,816
Interest income	81	2,279	398	3,370
Interest expense	(68,741)	(55,377)	(137,187)	(104,575)
Gain (loss) on unhedged interest rate swaps, net	(6,455)	1,588	28,604	(10,532)
Other	(725)	(413)	(922)	(18,781)

	(50,567)	(26,470)	(58,349)	(91,702)

Income (loss) before income taxes	75,461	99,524	193,662	(24,665)
Provision for income taxes	(1,764)	(2,499)	(4,556)	(3,632)

Net income (loss)	$73,697	$97,025	$189,106	$(28,297)

Weighted average units outstanding
Basic	265,740	319,189	271,181	321,737
Diluted	265,920	319,299	271,385	321,737
Earnings per unit
Basic	$0.28	$0.30	$0.70	$(0.09)
Diluted	$0.28	$0.30	$0.70	$(0.09)

The accompanying notes are an integral part of these condensed consolidated financial statements.

8

MGM GROWTH PROPERTIES OPERATING PARTNERSHIP LP

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in thousands)

(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Net income (loss)	$73,697	$97,025	$189,106	$(28,297)
Unrealized gain (loss) on cash flow hedges	2,824	(7,391)	19,403	(102,711)

Comprehensive income (loss)	$76,521	$89,634	$208,509	$(131,008)

The accompanying notes are an integral part of these condensed consolidated financial statements.

9

MGM GROWTH PROPERTIES OPERATING PARTNERSHIP LP

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

(unaudited)

	Six Months Ended June 30,
	2021	2020
Cash flows from operating activities
Net income (loss)	$189,106	$(28,297)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	115,709	120,452
Property transactions, net	881	194,990
Amortization of financing costs	5,725	4,703
Loss on retirement of debt	—	18,129
Non-cash ground lease, net	518	519
Deemed contributions - tax sharing agreement	4,556	3,632
Straight-line rental revenues, excluding amortization of lease incentive asset	31,014	24,414
Amortization of lease incentive asset	10,010	10,010
Amortization of deferred revenue on non-normal tenant improvements	(756)	(756)
Amortization of cash flow hedges	11,382	2,391
(Gain) loss on unhedged interest rate swaps, net	(28,604)	10,532
Share-based compensation	1,610	1,357
Income from unconsolidated affiliate	(50,758)	(38,816)
Distributions from unconsolidated affiliate	46,974	35,233
Change in operating assets and liabilities:
Prepaid expenses and other assets	(644)	(2,477)
Due to MGM Resorts International and affiliates	(71)	(450)
Accounts payable, accrued expenses and other liabilities	(12,717)	(927)
Accrued interest	14,072	3,317

Net cash provided by operating activities	338,007	357,956

Cash flows from investing activities
Proceeds from sale of Mandalay Bay real estate assets, net	—	58,615

Net cash provided by investing activities	—	58,615

Cash flows from financing activities
Net repayments under bank credit facility	(10,000)	(1,503,750)
Proceeds from issuance of bridge loan facility	—	1,304,625
Proceeds from issuance of debt	—	800,000
Deferred financing costs	—	(11,307)
Proceeds from issuance of Class A shares by MGP	792,569	524,616
Redemption of Operating Partnership units	(1,181,276)	(700,000)
Distributions paid	(267,510)	(305,837)
Other	—	(1,130)

Net cash provided by (used in) financing activities	(666,217)	107,217

Cash and cash equivalents
Net increase (decrease) for the period	(328,210)	523,788
Balance, beginning of period	626,385	202,101

Balance, end of period	$298,175	$725,889

Supplemental cash flow disclosures
Interest paid	$106,008	$94,165
Non-cash investing and financing activities
Accrual of distribution payable to Operating Partnership unit holders	$138,029	$147,941
Investment in MGP BREIT Venture	$—	$802,000
MGP BREIT Venture assumption of bridge loan facility	$—	$1,304,625

The accompanying notes are an integral part of these condensed consolidated financial statements.

10

MGM GROWTH PROPERTIES OPERATING PARTNERSHIP LP

CONDENSED CONSOLIDATED STATEMENTS OF PARTNERS’ CAPITAL

(in thousands)

(unaudited)

	General Partner	Limited Partners	Total Partners’ Capital
Balance at March 31, 2021	$—	$5,089,831	$5,089,831
Net income	—	73,697	73,697
Proceeds from issuance of Class A shares by MGP	—	116,535	116,535
Cash flow hedges	—	2,824	2,824
Share-based compensation	—	758	758
Deemed contribution - tax sharing agreement	—	1,764	1,764
Distributions declared ($0.5150 per unit)	—	(138,030)	(138,030)
Other	—	(1,262)	(1,262)

Balance at June 30, 2021	$—	$5,146,117	$5,146,117

	General Partner	Limited Partners	Total Partners’ Capital
Balance at January 1, 2021	$—	$5,590,742	$5,590,742
Net income	—	189,106	189,106
Proceeds from issuance of Class A shares by MGP	—	792,569	792,569
Redemption of Operating Partnership units	—	(1,181,276)	(1,181,276)
Cash flow hedges	—	19,403	19,403
Share-based compensation	—	1,610	1,610
Deemed contribution - tax sharing agreement	—	4,556	4,556
Distributions declared ($1.0100 per unit)	—	(269,055)	(269,055)
Other	—	(1,538)	(1,538)

Balance at June 30, 2021	$—	$5,146,117	$5,146,117

The accompanying notes are an integral part of these condensed consolidated financial statements.

11

MGM GROWTH PROPERTIES OPERATING PARTNERSHIP LP

CONDENSED CONSOLIDATED STATEMENTS OF PARTNERS’ CAPITAL

(in thousands)

(unaudited)

	General Partner	Limited Partners	Total Partners’ Capital
Balance at March 31, 2020	$—	$5,541,861	$5,541,861
Net income*	—	82,048	82,048
Partial redemption of temporary equity*	—	(7,532)	(7,532)
Reclassification and remeasurements of temporary equity*	—	191,269	191,269
Cash flow hedges*	—	(6,129)	(6,129)
Share-based compensation*	—	515	515
Deemed contribution - tax sharing agreement*	—	2,100	2,100
Distributions declared ($0.4875 per unit)*	—	(134,539)	(134,539)
Other*	—	(147)	(147)

Balance at June 30, 2020	$—	$5,669,446	$5,669,446

(*) Excludes amounts attributable to redeemable capital. See Note 2.

	General Partner	Limited Partners	Total Partners’ Capital
Balance at January 1, 2020	$—	$6,898,012	$6,898,012
Net loss*	—	(26,738)	(26,738)
Proceeds from issuance of Class A shares by MGP*	—	506,198	506,198
MGP BREIT Venture Transaction*	—	63,904	63,904
Partial redemption of temporary equity*	—	(7,532)	(7,532)
Reclassification and remeasurements of temporary equity*	—	(1,408,050)	(1,408,050)
Cash flow hedges*	—	(88,649)	(88,649)
Share-based compensation*	—	1,164	1,164
Deemed contribution - tax sharing agreement*	—	2,982	2,982
Distributions declared ($0.9625 per unit)*	—	(271,738)	(271,738)
Other*	—	(107)	(107)

Balance at June 30, 2020	$—	$5,669,446	$5,669,446

(*) Excludes amounts attributable to redeemable capital. See Note 2.

The accompanying notes are an integral part of these condensed consolidated financial statements.

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MGM GROWTH PROPERTIES LLC AND MGM GROWTH PROPERTIES OPERATING PARTNERSHIP LP CONDENSED NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

NOTE 1 — BUSINESS

Organization. MGM Growth Properties LLC (“MGP” or the “Company”) is a limited liability company that was organized in Delaware in October 2015. MGP conducts its operations through MGM Growth Properties Operating Partnership LP (the “Operating Partnership”), a Delaware limited partnership that was formed in January 2016 and became a subsidiary of MGP in April 2016. The Company elected to be taxed as a real estate investment trust (“REIT”) commencing with its taxable year ended December 31, 2016.

MGP is a publicly traded REIT primarily engaged through its investment in the Operating Partnership which owns, acquires, leases and invests in large-scale destination entertainment and leisure properties, whose tenants generally offer casino gaming, hotel, convention, dining, entertainment and retail and other amenities. A wholly owned subsidiary of the Operating Partnership leases its real estate properties back to a wholly owned subsidiary of MGM under a master lease agreement (the “MGM-MGP Master Lease”). In February 2020, the Operating Partnership entered into certain transactions to form a venture owned 50.1% by the Operating Partnership and 49.9% by a subsidiary of Blackstone Real Estate Income Trust, Inc. (“BREIT”, such venture, the “MGP BREIT Venture”), which owns the real estate assets of MGM Grand Las Vegas and Mandalay Bay and leases such real estate properties back to a wholly owned subsidiary of MGM under a master lease agreement (the “MGP BREIT Venture lease”, such formation transaction, the “MGP BREIT Venture Transaction”).

As of June 30, 2021, there were approximately 268.0 million Operating Partnership units outstanding in the Operating Partnership, of which MGM owned approximately 111.4 million, or 41.6%, and MGP owned the remaining 58.4%. MGM’s Operating Partnership units are exchangeable into Class A shares of MGP on a one-to-one basis, or cash at the Fair Market Value of a Class A share (as defined in the Operating Partnership’s partnership agreement). The determination of settlement method is at the option of MGP’s independent conflicts committee. MGM’s indirect ownership of these Operating Partnership units is recognized as a noncontrolling interest in MGP’s financial statements. A wholly owned subsidiary of MGP is the general partner of the Operating Partnership and operates and controls all of its business affairs. As a result, MGP consolidates the Operating Partnership and its subsidiaries. MGM also has ownership of MGP’s outstanding Class B share. The Class B share is a non-economic interest in MGP which does not provide its holder any rights to profits or losses or any rights to receive distributions from the operations of MGP or upon liquidation or winding up of MGP but which represents a majority of the voting power of MGP’s shares. As a result, MGP continues to be controlled by MGM through its majority voting rights and is consolidated by MGM.

In March 2021, certain subsidiaries of MGM delivered a notice of redemption to the Company covering approximately 37.1 million Operating Partnership units that they held that was satisfied with aggregate cash proceeds of approximately $1.2 billion using cash on hand together with the proceeds from the issuance of Class A shares. Refer to Note 8 for further discussion.

On May 11, 2021, the Company entered into an agreement to acquire the real estate assets of MGM Springfield from MGM for $400 million of cash consideration. MGM Springfield will be added to the MGM-MGP Master Lease between the Company and MGM. Following the closing of the transaction, the annual rent payment under the MGM-MGP Master Lease will increase by $30 million, $27.0 million of which will be fixed and contractually grow at 2% per year with escalators subject to the tenant meeting an adjusted net revenue to rent ratio. The transaction is expected to close in the fourth quarter of 2021, upon receipt of interim regulatory approvals from the Massachusetts Gaming Commission and the satisfaction of other customary closing conditions. Final regulatory approvals, which are not necessary for the transaction to close, are expected to be received within nine to twelve months following the interim regulatory approval. Until final regulatory approvals are obtained, the parties will be subject to a trust agreement, which will provide for the property to be placed into a trust (or, at MGM’s option, be returned to MGM) during the interim period in the event that the regulator finds reasonable cause to believe that the Company may not be found suitable. The property will then remain in trust until a final determination regarding the Company’s suitability is made.

On August 4, 2021, the Company and the Operating Partnership entered into an agreement with VICI Properties, Inc. (“VICI”) and MGM whereby VICI will acquire the Company in a stock-for-stock transaction (such transaction, the “VICI Transaction”). Pursuant to the agreement, MGP Class A shareholders will have the right to receive 1.366 shares of newly issued VICI stock in exchange for each MGP Class A share outstanding and MGM will have the right to receive 1.366 units of the new VICI operating partnership (“VICI OP”) in exchange for each Operating Partnership unit held by MGM. The fixed exchange ratio represents an agreed upon price of $43 per share of MGP Class A share to the five-day volume weighted average price of VICI stock as of the close of business on July 30, 2021. Subsequent to the exchange, VICI OP will redeem the

13

majority of MGM’s VICI OP units for cash consideration of $4.4 billion, with MGM retaining approximately 12.2 million VICI OP units. MGP’s Class B share that is held by MGM will be cancelled. The transaction is expected to close in the first half of 2022, subject to customary closing conditions, regulatory approvals, and approval by VICI stockholders.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation. The accompanying condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information set forth in the Accounting Standards Codification (“ASC”), as published by the Financial Accounting Standards Board (“FASB”), and with the applicable rules and regulations of the Securities and Exchange Commission (“SEC”). Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. All adjustments (consisting of normal recurring accruals) considered necessary for a fair statement of results for the interim period have been included.

The accompanying condensed consolidated financial statements and related notes should be read in conjunction with the audited financial statements and notes thereto included in the Company’s most recent Annual Report on Form 10-K.

Reclassifications. Certain reclassifications have been made to conform the prior period presentation.

Principles of consolidation. The Company identifies entities for which control is achieved through means other than voting rights and to determine which business enterprise is the primary beneficiary of variable interest entities (“VIE”). A VIE is an entity in which either (i) the equity investors as a group, if any, lack the power through voting or similar rights to direct the activities of such entity that most significantly impact such entity’s economic performance or (ii) the equity investment at risk is insufficient to finance that entity’s activities without additional subordinated financial support. The Company identifies the primary beneficiary of a VIE as the enterprise that has both of the following characteristics: (i) the power to direct the activities of the VIE that most significantly impact the entity’s economic performance; and (ii) the obligation to absorb losses or receive benefits of the VIE that could potentially be significant to the entity. The Company consolidates its investment in a VIE when it determines that it is its primary beneficiary. The Company may change its original assessment of a VIE upon subsequent events such as the modification of contractual arrangements that affect the characteristics or adequacy of the entity’s equity investments at risk and the disposition of all or a portion of an interest held by the primary beneficiary. The Company performs this analysis on an ongoing basis. The consolidated financial statements of MGP include the accounts of the Operating Partnership, a VIE of which the Company is the primary beneficiary, as well as its wholly owned and majority-owned subsidiaries, which represents all of MGP’s assets and liabilities. As MGP holds what is deemed a majority voting interest in the Operating Partnership through its ownership of the Operating Partnership’s sole general partner, it qualifies for the exemption from providing certain of the required disclosures associated with investments in VIEs. The consolidated financial statements of the Operating Partnership include the accounts of its wholly owned subsidiary, MGP Lessor LLC, which is the MGM-MGP Master Lease landlord, a VIE of which the Operating Partnership is the primary beneficiary. As of June 30, 2021, on a consolidated basis, MGP Lessor, LLC had total assets of $9.0 billion primarily related to its real estate investments, and total liabilities of $560.8 million primarily related to its deferred revenue and operating lease liabilities.

For entities determined not to be VIEs, the Company consolidates such entities in which the Company owns 100% of the equity. For entities in which the Company owns less than 100% of the equity interest, the Company consolidates the entity under the voting interest model if it has controlling financial interest based upon the terms of the respective entities’ ownership agreements. If the entity does not qualify for consolidation under the voting interest model and the Company has significant influence over the operating and financial decisions of the entity, the Company accounts for the entity under the equity method, such as the Company’s MGP BREIT Venture, which does not qualify for consolidation as the Company has joint control, given the entity is structured with substantive participating rights whereby both owners participate in the decision making process which prevents the Company from exerting a controlling financial interest, as defined in ASC 810.

Noncontrolling interest. MGP presents noncontrolling interest and classifies such interest as a component of consolidated shareholders’ equity, separate from the Company’s Class A shareholders’ equity. Noncontrolling interest in MGP represents Operating Partnership units currently held by subsidiaries of MGM. Comprehensive income or loss of the Operating Partnership is allocated to its noncontrolling interest based on the noncontrolling interest’s ownership percentage in the Operating Partnership except for income tax expenses. Ownership percentage is calculated by dividing the number of Operating Partnership units held by the noncontrolling interest by the total Operating Partnership units held by the noncontrolling interest and the Company. Issuance of additional Class A shares and Operating Partnership units changes the ownership interests of both the noncontrolling interest and the Company. Such transactions and the related proceeds are treated as capital transactions.

MGM may tender its Operating Partnership units for redemption in exchange for cash equal to the market price of MGP’s Class A shares at the time of redemption or for unregistered Class A shares on a one-for-one basis. Such election to pay cash or issue Class A shares to satisfy an Operating Partnership unitholder’s redemption request is solely within the control of MGP’s independent conflicts committee.

14

Redeemable noncontrolling interest and redeemable capital. On January 14, 2020 the Operating Partnership agreed to waive its right following the closing of the MGP BREIT Venture Transaction to issue MGP Class A shares, in lieu of cash, to settle redemptions of Operating Partnership units held by MGM up to a maximum cash redemption amount of $1.4 billion. In connection with the waiver, the Operating Partnership and the Company reclassified, from permanent equity to temporary equity, the carrying value of Operating Partnership units that could require cash redemption and remeasured the units to their redemption value. The Operating Partnership units that comprised the $1.4 billion redemption amount were determined based on a 3% discount to the ten-day average closing price prior to the date of determination.

At each subsequent reporting period, the carrying value of temporary equity was remeasured to the greater of: (1) the carrying value of the number of units then considered redeemable, inclusive of the comprehensive income and losses attributed based on a per unit or share basis in accordance with ASC 810 or (2) the redemption value of the number of units that are then redeemable based on the remaining aggregate cash redemption amount and the per share redemption value, except that decreases in the per unit or share redemption were limited to the amount of previous increases, with the differences between the carrying value and the remeasured value being recorded as an adjustment in additional paid-in capital (in lieu of retained earnings) or limited partners’ capital.

The $1.4 billion maximum cash redemption amount was fulfilled by the $700 million redeemed on May 18, 2020 and the $700 million redeemed on December 2, 2020.

The components of equity that related to the Company’s redeemable noncontrolling interest and the Operating Partnership’s redeemable capital were as follows:

(in thousands)
As of March 31, 2020	$1,583,556
Reclassification and remeasurement adjustments	(191,269)
Attribution of:
Net income	14,977
Partial redemption of temporary equity	(692,468)
Cash flow hedges	(1,262)
Share-based compensation	88
Deemed contribution - tax sharing agreement	399
MGP dividends and Operating Partnership distributions declared	(13,402)
Other	(619)

As of June 30, 2020	$700,000

15

(in thousands)
As of January 14, 2020	$—
Reclassification and remeasurement adjustments	1,408,050
Attribution of:
Net loss	(1,559)
Partial redemption of temporary equity	(692,468)
Proceeds from the issuance of Class A shares by MGP	18,418
MGP BREIT Venture Transaction	16,136
Cash flow hedges	(14,062)
Share-based compensation	193
Deemed contribution - tax sharing agreement	650
MGP dividends and Operating Partnership distributions declared	(34,691)
Other	(667)

As of June 30, 2020	$700,000

Property transactions, net. Property transactions, net are comprised of transactions related to long-lived assets, such as gains and losses on the disposition of assets.

Fair value measurements. Fair value measurements are utilized in the accounting and impairment assessments of the Company’s real estate investments, investment in unconsolidated affiliate, and certain of its financial assets and liabilities. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and is measured according to a hierarchy that includes: Level 1 inputs, such as quoted prices in an active market; Level 2 inputs, which are observable inputs for similar assets; or Level 3 inputs, which are unobservable inputs. The Company used the following inputs in its fair value measurements:

•	Level 2 inputs for its debt fair value disclosures. See Note 6; and
•	Level 2 inputs when measuring the fair value of its interest rate swaps. See Note 7.

Reportable segment. The Company’s operations consist of investments in real estate, both wholly-owned and through its investment in MGP BREIT Venture, for which all such real estate properties are similar to one another in that they consist of large-scale destination entertainment and leisure properties and related offerings, whose tenants generally offer casino gaming, hotel, convention, dining, entertainment and retail amenities, have similar economic characteristics and are governed by triple-net operating leases. The operating results of the Company’s wholly owned and equity method real estate investments are regularly reviewed, in the aggregate, by the chief operating decision maker. As such, the Company has one reportable segment.

Income tax provision. For interim income tax reporting, the Company estimates its annual effective tax rate and applies it to its year-to-date ordinary income. The tax effects of unusual or infrequently occurring items, including changes in judgment about valuation allowances and effects of changes in tax laws or rates, are reported in the interim period in which they occur. The Company’s effective income tax rate was a provision on income before income taxes of 2.3% and 2.4% for the three and six months ended June 30, 2021, respectively, and a provision of 2.5% on income before income taxes and a provision of 14.7% on loss before income taxes for the three and six months ended June 30, 2020, respectively.

The Company and MGM join in the filing of a New Jersey consolidated corporation business tax return and have entered into a tax sharing agreement which provides for an allocation of taxes due in the consolidated New Jersey return. No amounts were due to MGM under the tax sharing agreement between the Company and MGM as of June 30, 2021 or December 31, 2020.

Recently issued accounting standards. In March 2020, the FASB issued ASC 848, “Reference Rate Reform (Topic 848)”. ASC 848 provides optional expedients for applying U.S. GAAP to reference rate reform related contracts, hedging relationships and other qualifying transactions. Application of these expedients preserve the presentation of derivative instruments consistent with past presentation. The guidance is optional and may be elected when or as reference rate reform activities occur. The Company is currently evaluating whether it will elect practical expedients if and when its hedging and related activities are impacted.

16

NOTE 3 — REAL ESTATE INVESTMENTS

The carrying value of real estate investments is as follows:

	June 30, 2021	December 31, 2020

	(in thousands)
Land	$3,431,228	$3,431,228
Buildings, building improvements, land improvements and integral equipment	7,424,742	7,426,110

	10,855,970	10,857,338
Less: Accumulated depreciation	(2,661,822)	(2,546,601)

	$8,194,148	$8,310,737

NOTE 4 — INVESTMENT IN UNCONSOLIDATED AFFILIATE

As of June 30, 2021, the Operating Partnership’s investment in unconsolidated affiliate was comprised of its 50.1% interest in MGP BREIT Venture. The Operating Partnership recorded its share of income as “Income from unconsolidated affiliate” in the condensed consolidated statements of operations. The Operating Partnership received $31.8 million and $47.0 million in distributions from MGP BREIT Venture during the three and six months ended June 30, 2021, respectively, and $23.1 million and $35.2 million in distributions from MGP BREIT Venture during the three and six months ended June 30, 2020, respectively. The Operating Partnership’s distribution relating to March 2021 was paid together with its distribution for April 2021, totaling $16.0 million, upon execution of the cash flow guarantee, discussed below.

Summarized results of operations of MGP BREIT Venture are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020

	(in thousands)
Net revenues	$98,681	$98,681	$197,363	$149,118
Net income	50,445	50,804	101,313	77,479

MGP BREIT Venture guarantee. The Operating Partnership provides a guarantee for losses incurred by the lenders of the $3.0 billion indebtedness of the MGP BREIT Venture arising out of certain bad acts by the Operating Partnership, its venture partner, or the venture, such as fraud or willful misconduct, based on the party’s percentage ownership of the MGP BREIT Venture, which guarantee is capped at 10% of the principal amount outstanding at the time of the loss. The Operating Partnership and its venture partner have separately indemnified each other for the other party’s share of the overall liability exposure, if at fault. The guarantee is accounted for under ASC 460 at fair value; such value is immaterial.

MGP BREIT Venture excess cash flow guarantee. The MGP BREIT Venture loan agreement requires that the tenant EBITDAR to MGP BREIT Venture cash interest ratio is maintained above a specified level. If this ratio is not met for two consecutive fiscal quarters, then the borrowers will be unable to distribute excess cash flows to the venture partners unless and until an excess cash flow guarantee is provided. The ratio was not met for the two consecutive quarters ended December 31, 2020, and, as a result, in April 2021, the Operating Partnership and an entity affiliated with BREIT each delivered an excess cash flow guarantee to the lenders covering all distributions since January 1, 2021. The guarantee provides that the MGP BREIT Venture may distribute an aggregate amount of cash not to exceed 9.9% of the principal amount of the MGP BREIT Venture’s outstanding indebtedness under the loan agreement, after which distributions must remain at the MGP BREIT Venture in a restricted cash account until such time as the tenant EBITDAR to MGP BREIT Venture cash interest ratio is met for two consecutive quarters. In addition, in the event of a default under the loan agreement while the ratio is not met, the Company may be required to return its respective share of distributions received during the period covered by the guarantee.

NOTE 5 — LEASES

MGM-MGP Master Lease. The MGM-MGP Master Lease is accounted for as an operating lease and has an initial lease term of ten years that began on April 25, 2016 (other than with respect to MGM National Harbor, as described below) with the potential to extend the term for four additional five-year terms thereafter at the option of the tenant. The lease provides that any extension of its term must apply to all of the real estate under the lease at the time of the extension. With respect to MGM National Harbor, the initial lease term ends on August 31, 2024. Thereafter, the initial term of the lease with respect to

17

MGM National Harbor may be renewed at the option of the tenant for an initial renewal period lasting until the earlier of the end of the then-current term of the lease or the next renewal term (depending on whether MGM elects to renew the other properties under the lease in connection with the expiration of the initial ten-year term). If, however, the tenant chooses not to renew the lease with respect to MGM National Harbor after the initial MGM National Harbor term under the lease, the tenant would also lose the right to renew the lease with respect to the rest of the properties when the initial ten-year lease term ends related to the rest of the properties in 2026. The lease has a triple-net structure, which requires the tenant to pay substantially all costs associated with the lease, including real estate taxes, insurance, utilities and routine maintenance, in addition to the base rent. Additionally, the lease provides MGP with a right of first offer with respect to any future gaming development by MGM on the undeveloped land adjacent to Empire City, which MGP may exercise should MGM elect to sell such property in the future.

Rent under the lease consists of a “base rent” component and a “percentage rent” component. As of June 30, 2021, the base rent represents approximately 91% of the rent payments due under the lease and the percentage rent represents approximately 9% of the rent payments due under the lease. The base rent includes a fixed annual rent escalator of 2.0% for the second through the sixth lease years (as defined in the lease). Thereafter, beginning on April 1, 2022, the annual escalator of 2.0% will be subject to the tenant and, without duplication, the operating subsidiary sublessees of the tenant, collectively meeting an adjusted net revenue to rent ratio of 6.25:1.00 based on their net revenue from the leased properties subject to the lease (as determined in accordance with U.S. GAAP, adjusted to exclude net revenue attributable to certain scheduled subleases and, at the tenant’s option, reimbursed cost revenue). The percentage rent will initially be a fixed amount for approximately the first six years and will then be adjusted every five years based on the average annual adjusted net revenues of the tenant and, without duplication, the operating subtenants, from the leased properties subject to the lease at such time for the trailing five calendar-year period (calculated by multiplying the average annual adjusted net revenues, excluding net revenue attributable to certain scheduled subleases and, at the tenant’s option, reimbursed cost revenue, for the trailing five calendar-year period by 1.4%).

In connection with the commencement of the sixth lease year on April 1, 2021, and the corresponding 2.0% fixed annual rent escalator that went into effect on such date, the base rent under the MGM-MGP Master Lease increased to $764.9 million, resulting in total annual rent under the MGM-MGP Master Lease of $842.8 million.

Straight-line rental revenues from the MGM-MGP Master Lease, which includes lease incentive asset amortization, were $188.3 million and $376.6 million for the three and six months ended June 30, 2021, respectively, and were $188.3 million and $391.8 million for the three and six months ended June 30, 2020, respectively. The Company also recognized revenue related to ground lease and other of $6.0 million for both the three months ended June 30, 2021 and 2020 and $12.1 million for both the six months ended June 30, 2021 and 2020.

Under the MGM-MGP Master Lease, future non-cancelable minimum cash rental payments, which are the payments under the initial 10-year term through April 30, 2026 and do not include the four five-year renewal options and, with respect to MGM National Harbor, through August 31, 2024, are as follows as of June 30, 2021:

Year ending December 31,	(in thousands)
2021 (excluding the six months ended June 30, 2021)	$421,381
2022	784,336
2023	764,861
2024	733,161
2025	669,761
Thereafter	223,254

Total	$3,596,754

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NOTE 6 — DEBT

Debt consists of the following:

	June 30,	December 31,
	2021	2020

	(in thousands)
Senior secured revolving credit facility	$—	$10,000
5.625% senior notes, due 2024	1,050,000	1,050,000
4.625% senior notes, due 2025	800,000	800,000
4.50% senior notes, due 2026	500,000	500,000
5.75% senior notes, due 2027	750,000	750,000
4.50% senior notes, due 2028	350,000	350,000
3.875% senior notes, due 2029	750,000	750,000

	4,200,000	4,210,000
Less: Unamortized discount and debt issuance costs	(37,082)	(41,041)

	$4,162,918	$4,168,959

Operating Partnership credit agreement and bridge facility. At June 30, 2021, the Operating Partnership senior secured credit facility consisted of a $1.4 billion revolving credit facility. The Operating Partnership’s senior credit facility limits the amount of letters of credit that can be issued to $75 million. No letters of credit were outstanding under the Operating Partnership senior secured credit facility at June 30, 2021. The Operating Partnership was in compliance with its financial covenants at June 30, 2021.

Refer to Note 7 for further discussion of the Company’s interest rate swap agreements.

Fair value of debt. The estimated fair value of the Operating Partnership’s debt was $4.5 billion at June 30, 2021 and $4.5 billion at December 31, 2020. Fair value was estimated using quoted market prices for the Operating Partnership’s senior notes and senior secured credit facility.

NOTE 7 — DERIVATIVES AND HEDGING ACTIVITIES

The Operating Partnership uses derivative instruments to mitigate the effects of interest rate volatility inherent in its variable rate senior credit facility and forecasted debt issuances for the duration and amount of its interest rate swap agreements, which such variable rate could unfavorably impact future earnings and forecasted cash flows. The Operating Partnership and the Company do not use derivative instruments for speculative or trading purposes.

In May 2021, the Operating Partnership terminated interest rate swap agreements with a notional amount of $1.2 billion which resulted in a loss of less than $0.1 million. Additionally, in June 2021, the Operating Partnership modified and extended certain of its existing interest rate swaps with a combined notional amount of $900 million, effective June 30, 2022. The weighted average fixed rate paid under the modified swap agreements is 1.940% and the variable rate received resets monthly to the one-month LIBOR with no minimum floor. The maturity dates were extended to June 30, 2027.

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The interest rate swaps as of June 30, 2021 are summarized in the table below.

Notional Amount	Weighted Average Fixed Rate	Fair Value Liability	Effective Date	Maturity Date

(in thousands, except percentages)
Derivatives designated as hedges:
$900,000	1.940%	$(33,656)	June 30, 2022	June 30, 2027

$900,000		$(33,656)

Derivatives not designated as hedges:
$300,000	1.158%	$(5,842)	September 6, 2019	December 31, 2024
400,000	2.252%	(31,913)	October 1, 2019	December 31, 2029

$700,000		$(37,755)

		$(71,411)

The interest rate swaps as of December 31, 2020 are summarized in the table below.

Notional Amount	Weighted Average Fixed Rate	Fair Value Liability	Effective Date	Maturity Date

(in thousands, except percentages)
Derivatives designated as hedges:
$900,000	1.801%	$(41,131)	November 30, 2021	December 31, 2024

$900,000		$(41,131)

Derivatives not designated as hedges:
$1,200,000	1.844%	$(18,889)	May 3, 2017	November 30, 2021
300,000	1.158%	(10,451)	September 6, 2019	December 31, 2024
400,000	2.252%	(48,453)	October 1, 2019	December 31, 2029

$1,900,000		$(77,793)

		$(118,924)

As of June 30, 2021 and December 31, 2020, the Operating Partnership’s interest rate swaps that are in a liability position are recorded within “Accounts payable, accrued expenses, and other liabilities”.

NOTE 8 — SHAREHOLDERS’ EQUITY AND PARTNERS’ CAPITAL

MGP shareholders

Issuance of Class A shares - March 2021. On March 15, 2021, the Company completed an offering of 21.9 million Class A shares in a registered public offering for net proceeds of approximately $676.0 million.

“At-the-market-offering” (“ATM”) Program. On May 12, 2021, the Company resumed its 2019 ATM program to offer and sell the remaining $117.7 million of Class A shares under the $300 million program through sales agents at prevailing market prices or agreed-upon prices. During the quarter ended June 30, 2021, the Company issued 3.2 million Class A shares under the program for net proceeds of approximately $116.5 million.

Subsequent to quarter end, in July 2021, the Company issued less than 0.1 million shares for net proceeds of $0.3 million and completed its ATM program.

Operating Partnership capital

Proceeds from the issuance of Class A shares by MGP - March 2021. On March 15, 2021, in connection with the Company’s registered offering of Class A shares for net proceeds of approximately $676.0 million, such proceeds were used in connection with satisfying the Company’s obligations under the notice of redemption of Operating Partnership units from MGM, discussed below.

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Redemption of Operating Partnership units - March 2021. In March 2021, certain subsidiaries of MGM delivered a notice of redemption to the Company covering approximately 37.1 million Operating Partnership units that they held in accordance with the terms of the Operating Partnership’s partnership agreement. In accordance with the terms of such agreement, upon receipt of the notice of redemption, the Company formed a conflicts committee to determine the mix of consideration that it would provide for the Operating Partnership units. The conflicts committee determined that the Company would redeem approximately 15.3 million Operating Partnership units for cash on March 12, 2021 (with such Operating Partnership units retired upon redemption) and would satisfy its remaining obligation under that notice covering the remaining 21.9 million Operating Partnership units using the proceeds, net of underwriters’ discount, from an offering of MGP’s Class A shares on March 15, 2021, for aggregate cash proceeds paid of approximately $1.2 billion. As a result of these collective transactions, MGP’s indirect ownership percentage in the Operating Partnership increased from 47.0% to 57.9%.

MGP Class A share issuance - ATM Program. During the quarter ended June 30, 2021, in connection with the Company’s issuance of Class A shares under the ATM program, the Operating Partnership issued 3.2 million Operating Partnership units to the Company. As of June 30, 2021, as a result of these issuances, MGP’s ownership percentage in the Operating Partnership was 58.4%.

Accumulated Other Comprehensive Loss. Comprehensive income (loss) includes net income (loss) and all other non-shareholder changes in equity, or other comprehensive income (loss). Elements of the Company’s accumulated other comprehensive loss are reported in the accompanying condensed consolidated statement of shareholders’ equity. The following table summarizes the changes in accumulated other comprehensive loss by component:

	Cash Flow Hedges	Other	Total

	(in thousands)
Balance at March 31, 2021	$(31,864)	$(21,689)	$(53,553)
Other comprehensive loss before reclassifications	(3,940)	—	(3,940)
Amounts reclassified from accumulated other comprehensive loss to interest expense	6,764	—	6,764

Other comprehensive income	2,824	—	2,824
Other changes in accumulated other comprehensive loss:
Issuance of Class A shares	—	(478)	(478)
Other	—	(12)	(12)

Changes in accumulated other comprehensive loss:	2,824	(490)	2,334
Less: Other comprehensive income attributable to noncontrolling interest	(1,166)	—	(1,166)

Balance at June 30, 2021	$(30,206)	$(22,179)	$(52,385)

Balance at December 31, 2020	$(40,063)	$(11,134)	$(51,197)
Other comprehensive income before reclassifications	8,021	—	8,021
Amounts reclassified from accumulated other comprehensive loss to interest expense	11,382	—	11,382

Other comprehensive income	19,403	—	19,403
Other changes in accumulated other comprehensive loss:
Issuance of Class A shares	—	(4,171)	(4,171)
Redemption of Operating Partnership Units	—	(6,860)	(6,860)
Other	—	(14)	(14)

Changes in accumulated other comprehensive loss:	19,403	(11,045)	8,358
Less: Other comprehensive income attributable to noncontrolling interest	(9,546)	—	(9,546)

Balance at June 30, 2021	$(30,206)	$(22,179)	$(52,385)

MGP dividends and Operating Partnership distributions. The Operating Partnership declares and pays distributions. MGP pays its dividends with the receipt of its share of the Operating Partnership’s distributions.

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On July 15, 2021, the Company paid a dividend of $0.5150 per Class A share upon receipt of its share of the Operating Partnership’s distribution of $0.5150 per unit made the same day.

NOTE 9 — EARNINGS PER CLASS A SHARE

The table below provides earnings and the number of Class A shares used in the computations of “basic” earnings per share, which utilizes the weighted-average number of Class A shares outstanding without regard to dilutive potential Class A shares, and “diluted” earnings per share, which includes all such shares. Diluted earnings per Class A share does not assume conversion of the Operating Partnership units held by MGM as such conversion would be antidilutive. Earnings per share has not been presented for the Class B shareholder as the Class B share is not entitled to any economic rights in the Company.

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020

	(in thousands)
Numerator:
Net income (loss)	$43,889	$41,016	$103,487	$(8,732)
Less: Adjustment related to redeemable noncontrolling interests	—	(1,232)	—	(1,232)

Net income (loss) attributable to Class A shares - basic and diluted	$43,889	$39,784	$103,487	$(9,964)

Denominator:
Weighted average Class A shares outstanding — basic (1)	154,367	131,527	145,085	127,381
Effect of dilutive shares for diluted net income per Class A share (2)	180	110	204	—

Weighted average Class A shares outstanding — diluted (1)	154,547	131,637	145,289	127,381

(1)	Includes weighted average deferred share units granted to certain members of the board of directors.
(2)

Less than 0.1 million shares related to outstanding share-based compensation awards were excluded due to being antidilutive for the six months ended June 30, 2021. There were no shares excluded due to being antidilutive for the three months ended June 30, 2021. 0.1 million and 0.3 million shares related to outstanding share-based compensation awards were excluded due to being antidilutive for the three and six months ended June 30, 2020, respectively.

NOTE 10 — EARNINGS PER OPERATING PARTNERSHIP UNIT

The table below provides earnings and the number of Operating Partnership units used in the computations of “basic” earnings per Operating Partnership unit, which utilizes the weighted-average number of Operating Partnership units outstanding without regard to dilutive potential Operating Partnership units, and “diluted” earnings per Operating Partnership units, which includes all such Operating Partnership units.

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020

	(in thousands)
Numerator:
Net income (loss)	$73,697	$97,025	$189,106	$(28,297)
Less: Adjustment related to redeemable capital	—	(1,232)	—	(1,232)

Net income (loss) attributable to unitholders - basic and diluted	$73,697	$95,793	$189,106	$(29,529)

Denominator:
Weighted average Operating Partnership units outstanding — basic (1)	265,740	319,189	271,181	321,737
Effect of dilutive shares for diluted net income per Operating Partnership unit (2)	180	110	204	—

Weighted average Operating Partnership units outstanding — diluted (1)	265,920	319,299	271,385	321,737

(1)	Includes weighted average deferred share units granted to certain members of the board of directors.
(2)

Less than 0.1 million units related to outstanding share-based compensation awards were excluded due to being antidilutive for the six months ended June 30, 2021. There were no units excluded due to being antidilutive for the three months ended June 30, 2021. 0.1 million units and 0.3 million units related to outstanding share-based compensation awards were excluded due to being antidilutive for the three and six months ended June 30, 2020, respectively.

NOTE 11 — COMMITMENTS AND CONTINGENCIES

Litigation. In the ordinary course of business, from time to time, the Company expects to be subject to legal claims and administrative proceedings, none of which are currently outstanding, which the Company believes could have, individually or in the aggregate, a material adverse effect on its business, financial position, results of operations, or cash flows.

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Exhibit 99.3

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL

STATEMENTS – VICI PROPERTIES INC.

Unless otherwise stated in these pro forma condensed combined financial statements or the context otherwise requires, references in these pro forma condensed combined financial statements to:

•	“2025 Notes” refers to $750.0 million aggregate principal amount of 3.500% senior unsecured notes due 2025 issued by the Operating Partnership and VICI Note Co. Inc., as co-issuer, in February 2020.

•	“2027 Notes” refers to $750.0 million aggregate principal amount of 3.750% senior unsecured notes due 2027 issued by the Operating Partnership and VICI Note Co. Inc., as co-issuer, in February 2020.

•	“2030 Notes” refers to $1.0 billion aggregate principal amount of 4.125% senior unsecured notes due 2030 issued by the Operating Partnership and VICI Note Co. Inc., as co-issuer, in February 2020.

•

“Authorized Share Capital Increase” refers to the expected amendment to VICI’s charter prior to the closing of the Mergers to increase: (i) the number of shares of stock that VICI is authorized to issue from 1,000,000,000 to 1,400,000,000; (ii) the number of shares of VICI Common Stock that VICI is authorized to issue from 950,000,000 to 1,350,000,000; and (iii) the aggregate par value of all authorized shares of stock of VICI having par value from $10,000,000 to $14,000,000.

•	“BREIT JV” refers to the joint venture of MGP with Blackstone Real Estate Income Trust, Inc.

•	“Cancelled Shares” refers to each MGP Class A Common Share held in treasury by MGP or owned by any of MGP’s wholly-owned subsidiaries and the MGP Class B Common Share.

•	“Closing” refers to the closing of the Mergers.

•	“Code” refers to the Internal Revenue Code of 1986, as amended.

•	“Combined Company” refers to VICI and its subsidiaries after the closing of the Mergers.

•

“CPLV Additional Rent Acquisition” refers to an amendment to increase the annual rent payable to us under the Las Vegas Master Lease Agreement associated with Caesars Palace Las Vegas by $83.5 million.

•

“CPLV Lease Agreement” refers to the lease agreement for Caesars Palace Las Vegas, as amended from time to time, which was combined with the HLV Lease Agreement into the Las Vegas Master Lease Agreement upon the consummation of the Eldorado Transaction.

•	“DLLCA” refers to the Delaware Limited Liability Company Act.

•	“DRULPA” refers to the Delaware Revised Uniform Limited Partnership Act.

•

“Eldorado Transaction” refers to a series of transactions between us and Eldorado in connection with the Eldorado/Caesars Merger, including the acquisition of the Harrah’s New Orleans, Harrah’s Atlantic City and Harrah’s Laughlin properties, modifications to the Caesars Lease Agreements, and rights of first refusal.

•

“Eldorado/Caesars Merger” refers to the merger consummated on July 20, 2020 under an Agreement and Plan of Merger pursuant to which a subsidiary of Eldorado merged with and into Caesars Entertainment Corporation, with Caesars Entertainment Corporation surviving as a wholly owned subsidiary of Caesars (which changed its name from Eldorado in connection with the closing of the Eldorado/Caesars Merger).

•

“Exchange Ratio” refers to 1.366 shares of VICI Common Stock per MGP Common Share, other than the Cancelled Shares, plus the right, if any, to receive cash in lieu of fractional shares of VICI Common Stock into which such MGP Common Shares would have been converted pursuant to the terms and subject to the conditions set forth in the Master Transaction Agreement.

•	“Existing VICI OP” means VICI Properties L.P., a Delaware limited partnership.

•	“February 2020 Senior Unsecured Notes” refers collectively to the 2025 Notes, the 2027 Notes and the 2030 Notes.

•

“Fractional Share Consideration” refers to cash in lieu of any fractional shares of VICI Common Stock (equal to such fractional part of a share of VICI Common Stock to which the holder would otherwise be entitled to receive in exchange for MGP Class A Common Shares held by such holder immediately prior to the REIT Merger Effective Time multiplied by the volume weighted average price of VICI Common Stock for the ten trading days immediately prior to the date of the Closing).

•	“GAAP” refers to the accounting principles generally accepted in the United States of America.

•

“HLV Additional Rent Acquisition” refers to an amendment to increase the annual rent payable to us under the Las Vegas Master Lease Agreement associated with Harrah’s Las Vegas property by $15.0 million.

•

“HLV Lease Agreement” refers to the lease agreement for the Harrah’s Las Vegas facilities, as amended from time to time, which was combined with the CPLV Lease Agreement into the Las Vegas Master Lease Agreement upon the consummation of the Eldorado Transaction.

•	“Joliet Lease Agreement” refers to the lease agreement for the facility in Joliet, Illinois, as amended from time to time.

•

“June 2020 Forward Sale Agreement” refers to a primary follow-on offering by VICI of 29,900,000 shares of VICI Common Stock with an aggregate public offering price of $662.3 million, all of which are subject to a forward sale agreement with Morgan Stanley & Co. LLC dated June 16, 2020, which was partially settled by delivering 3,000,000 shares of VICI Common Stock to the forward purchaser in exchange for total net proceeds of approximately $63.0 million.

•

“Las Vegas Master Lease Agreement” refers to the lease agreement for Caesars Palace Las Vegas and the Harrah’s Las Vegas facilities, as amended from time to time, from and after the consummation of the Eldorado Transaction.

•

“Lease Modifications” refers to the reassessment of the lease classification of the Las Vegas Master Lease Agreement, Regional Master Lease Agreement and Joliet Lease Agreement in connection with the Eldorado Transaction in July 2020.

•

“March 2021 Forward Sale Agreement” refers to a primary follow-on offering of 69,000,000 shares of common stock (inclusive of 9,000,000 shares sold pursuant to the exercise in full of the underwriters’ option to purchase additional common stock) at a public offering price of $29.00 per share for an aggregate offering value of $2,001.0 million, all of which are subject to forward sale agreements, which require settlement by March 4, 2022. VICI did not initially receive any proceeds from the sale of the shares of common stock in the offering, which were sold to the underwriters by the forward purchasers or their respective affiliates.

•

“Master Transaction Agreement” refers to the Master Transaction Agreement, dated as of August 4, 2021, by and among MGP, MGP OP, VICI, REIT Merger Sub, Existing VICI OP, New VICI Operating Company and MGM, as it may be amended or modified from time to time, a copy of which is attached as Annex A to this proxy statement/information statement/prospectus.

•	“Mergers” refers to the Partnership Merger and the REIT Merger.

•	“MGP” refers to MGM Growth Properties LLC, a Delaware limited liability company.

2

•	“MGP Class A Common Shares” refers to the Class A common shares, no par value per share, of MGP.

•	“MGP Class B Common Share” refers to the single Class B common share, no par value per share, of MGP held by MGM.

•	“MGP Common Shares” refers to the MGP Class A Common Shares and the MGP Class B Common Share, as the context requires.

•	“MGP OP” refers to MGM Growth Properties Operating Partnership LP, a Delaware limited partnership.

•	“MGP OP Units” refers to outstanding partnership units in MGP OP.

•	“MGM” refers to MGM Resorts International, a Delaware corporation.

•

“MGM Master Lease” refers to the form of amended and restated triple-net master lease to be entered into by VICI and MGM with respect to certain properties that will be owned by consolidated subsidiaries of VICI following closing of the Mergers.

•

“MTA Properties Acquisitions” refers to the acquisition of all of the land and real estate assets associated with Harrah’s New Orleans, Harrah’s Laughlin and Harrah’s Atlantic City for an aggregate purchase price of $1,823.5 million.

•	“MTA Transactions” refers to the Mergers and the other transactions contemplated by the Master Transaction Agreement.

•	“New VICI Operating Company” means VICI Properties OP LLC, a Delaware limited liability company.

•	“New VICI Operating Company Units” refers to the units representing a fractional, undivided share of the membership interests of the members of New VICI Operating Company.

•	“Partnership Merger” refers to the merger, following the REIT Merger, of the REIT Surviving Entity with and into MGP OP, with MGP OP surviving.

•	“Partnership Surviving Entity” refers to MGP OP, the surviving entity of the Partnership Merger.

•

“Redeemed Units” refers to a number of outstanding New VICI Operating Company Units held by MGM immediately prior to the Partial Redemption equal to (rounded down to the nearest whole unit) (i) (A) the Redemption Consideration divided by (B) $43.00, times (ii) the Exchange Ratio.

•

“Regional Master Lease Agreement” refers to the lease agreement for the regional properties (other than the facilities in Joliet, Illinois) leased to Caesars Entertainment Inc., as amended from time to time, from and after the consummation of the Eldorado Transaction.

•

“Partial Redemption” refers to the distribution by New VICI Operating Company to MGM and/or its applicable subsidiaries an amount equal to the Redemption Consideration in cash in redemption of the Redeemed Units held by MGM and/or its subsidiaries, as applicable.

•	“Redemption Consideration” refers to a $4,404,000,000 payment in connection with the Partial Redemption.

•	“REIT” refers to a real estate investment trust.

•	“REIT Merger” refers to the merger of MGP with and into REIT Merger Sub, with REIT Merger Sub surviving as a wholly-owned subsidiary of Existing VICI OP.

3

•

“REIT Merger Consideration” refers to the right to receive the following in exchange for each outstanding share of MGP Class A Common Share, other than Cancelled Shares, immediately prior to the REIT Merger Effective Time: (i) 1.366 shares of VICI Common Stock and (ii) the Fractional Share Consideration.

•

“REIT Merger Effective Time” refers to the time when the Certificate of Merger with respect to the REIT Merger has been duly filed with the Delaware Secretary of State, or such later time which the parties have agreed upon in writing and set forth in such Certificate of Merger in accordance with the DLLCA.

•	“REIT Merger Sub” refers to Venus Sub LLC, a Delaware limited liability company, a wholly-owned subsidiary of Existing VICI OP.

•	“REIT Surviving Entity” refers to REIT Merger Sub, the surviving entity in the REIT Merger.

•

“Venetian Acquisition” refers to the pending acquisition by Existing VICI OP of the land and real estate assets associated with The Venetian Resort Las Vegas and the Sands Expo and Convention Center, located in Las Vegas, Nevada and the acquisition of an affiliate of certain funds managed by affiliates of Apollo Global Management, Inc. of the operating assets and liabilities of The Venetian Resort and the Sands Expo and Convention Center from Las Vegas Sands Corp. pursuant to definitive agreements dated March 2, 2021.

•	“VICI” refers to VICI Properties Inc., a Maryland corporation.

•	“VICI Common Stock” refers to the common stock, par value $0.01 per share, of VICI.

The following unaudited pro forma condensed combined financial statements of VICI present the unaudited pro forma condensed combined balance sheet as of June 30, 2021 and the unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2021 and the year ended December 31, 2020. The unaudited pro forma condensed combined financial statements have been prepared in accordance with Article 11 of Regulation S-X in order to give effect to the MTA Transactions and other transactions as described below and the assumptions and adjustments described in the accompanying notes to the unaudited pro forma condensed combined financial statements. The unaudited pro forma condensed combined balance sheet gives effect to the MTA Transactions and the Venetian Acquisition as if such transactions had been completed as of June 30, 2021, as the MTA Transactions and the Venetian Acquisition were not reflected in the balance sheet as of June 30, 2021. The Recently Completed Transactions (as defined below) are excluded from the adjustments to the pro forma condensed combined balance sheet as such adjustments are already reflected in the historical balance sheet as of June 30, 2021. The unaudited pro forma condensed combined statements of operations give effect to (i) the MTA Transactions, (ii) the Venetian Acquisition and (iii) the Recently Completed Transactions as if each such transaction had been completed on January 1, 2020.

The MTA Transactions

•	The completion of the MTA Transactions for total consideration transferred of $11,720.0 million as further described:

•	The issuance of 214,458,086 shares of VICI Common Stock in exchange for the outstanding MGP Class A Common Shares and MGP equity incentive award units at a fixed exchange ratio of 1.366x;

•

Conversion of MGP OP Units into New VICI Operating Company Units at a fixed exchange ratio of 1.366x, immediately subsequent to which the Redemption Consideration will be paid for the redemption of the Redeemed Units for $4,404.0 million in cash; and

•	MGM’s retention of 12,236,838 New VICI Operating Company Units.

•	The assumption of $4,200.0 million of outstanding MGP debt;

•	The incurrence of $4,404.0 million of long-term debt to finance the redemption of the Redeemed Units;

•	The issuance of 50,000,000 shares of VICI Common Stock for estimated net proceeds of $1,531.1 million to finance a portion of the full repayment of VICI’s Term Loan B Facility;

•

The issuance of 26,900,000 shares of common stock upon settlement of the June 2020 Forward Sale Agreement for estimated net proceeds of $527.6 million to finance a portion of the full repayment of VICI’s Term Loan B Facility;

•	The net settlement of the VICI and MGP outstanding interest rate swaps;

•	Entry into the MGM Master Lease to reflect an initial total annual rent of $860.0 million, inclusive of the closing of the pending Springfield Transaction;

•	The Authorized Share Capital Increase; and

•	Termination of the MGP revolving credit facility.

4

Venetian Acquisition

•	The completion of the Venetian Acquisition for a cash purchase price of $4,000.0 million;

•	The incurrence of $850.0 million of long-term debt to finance a portion of the purchase price of the Venetian Acquisition;

•

The issuance of 50,000,000 shares of VICI Common Stock for estimated net proceeds of $1,531.1 million to finance a portion of the purchase price of the Venetian Acquisition and for general corporate purposes;

•

The issuance of 69,000,000 shares of common stock upon settlement of the March 2021 Forward Sale Agreements for estimated net proceeds of $1,886.3 million to finance a portion of the purchase price of the Venetian Acquisition; and

•

The amendment to our Articles of Amendment and Restatement, effective March 2, 2021, to increase our authorized share capital, including to increase the number of shares of our common stock that we are authorized to issue from 700,000,000 to 950,000,000.

Recently Completed Transactions

JACK Cleveland/Thistledown Acquisition and ROV Loan

•

The acquisition of JACK Cleveland Casino, located in Cleveland, Ohio, and JACK Thistledown Racino, located in North Randall, Ohio completed on January 24, 2020 for an aggregate purchase price of $843.3 million and entry into a triple net lease agreement with a subsidiary of JACK Entertainment, as subsequently amended on July 16, 2020 (the “JACK Cleveland/ Thistledown Acquisition”); and

•

The funding of the term loan completed on January 24, 2020 in the amount of $50.0 million to affiliates of Rock Ohio Ventures (the “ROV Loan”), as subsequently amended on July 16, 2020 to increase the term loan amount to $70.0 million pursuant to the Amended and Restated ROV Loan (the “Amended and Restated ROV Loan”).

Second Lien Notes Redemption

•

The use of $500.0 million of the net proceeds from the February 2020 Senior Unsecured Notes offering and cash on hand to redeem in full the $766.9 million aggregate principal amount of 8.0% second priority senior secured notes due 2023, which were issued by a subsidiary of Existing VICI OP in October 2017 (the “Second Lien Notes”) on February 20, 2020, and pay related fees and expenses (the “Second Lien Notes Redemption”).

Term Loan B Facility Repricing

•

The repricing of the seven-year senior secured first lien term loan B facility entered into by VICI Properties 1 LLC in December 2017, as amended from time to time, including on January 24, 2020 to reduce the applicable interest rate from LIBOR plus 2.00% to LIBOR plus 1.75% (the “Term Loan B Facility” and the “Term Loan B Facility Repricing”, respectively).

Eldorado Transaction

•	The consummation of the Eldorado Transaction on July 20, 2020 as follows:

•	The CPLV Additional Rent Acquisition for a purchase price of $1,189.9 million;

•	The HLV Additional Rent Acquisition for a purchase price of $213.8 million;

•	The MTA Properties Acquisitions for an aggregate purchase price of $1,823.5 million;

•	The financial statement impact of the Lease Modifications; and

•	The use of $2,000.0 million of the net proceeds from the February 2020 Senior Unsecured Notes offering to finance a portion of the cash needs relating to the Eldorado Transaction.

5

Chelsea Piers Mortgage Loan

•	The funding of the mortgage loan with Chelsea Piers (the “Chelsea Piers Mortgage Loan”) completed on August 31, 2020 in the amount of $65.0 million with Chelsea Piers New York.

Forum Convention Center Mortgage Loan

•

The funding of the mortgage loan to an affiliate of Caesars that is secured by the Caesars Forum Convention Center (the “Forum Convention Center Mortgage Loan”) completed on September 18, 2020 in the amount of $400.0 million, partially funded with the proceeds from the partial settlement of the June 2020 Forward Sale Agreement on September 28, 2020.

We refer to the JACK Cleveland/Thistledown Acquisition, the ROV Loan, the Amended and Restated ROV Loan, the Second Lien Notes Redemption, the Term Loan B Facility Repricing, the Eldorado Transaction, the Chelsea Piers Mortgage Loan and the Forum Convention Center Mortgage Loan collectively, as the “Recently Completed Transactions.”

Pro forma adjustments derived from such assumptions are based on currently available information, and in many cases are based on assumptions, estimates and preliminary information. The assumptions underlying the pro forma adjustments are described in the accompanying notes to the unaudited pro forma condensed combined financial statements of VICI. We believe such assumptions are reasonable under the circumstances and reflect our best currently available estimates and judgments. However, no assurance can be given that the MTA Transactions or the Venetian Acquisition will occur on the terms or timing contemplated herein, or at all. Similarly, the unaudited pro forma condensed combined financial statements include various assumptions, some of which are described in the accompanying notes, relating to our incurrence of $4,404.0 million of long-term debt to finance the redemption of the Redeemed Units and $850.0 million of long-term debt to finance a portion of the purchase price of the Venetian Acquisition, the net settlement of the VICI and MGP interest rate swaps and the issuance of VICI Common Stock in an amount of $3,062.3 million to finance a portion of the full repayment of VICI’s Term Loan B Facility, finance a portion of the purchase price of the Venetian Acquisition and for general corporate purposes. While these assumptions are based on currently available information and market conditions, there can be no assurance that we will be successful in obtaining the financing on the terms described herein or at all, and the actual terms of any such financings will depend on various factors, including our creditworthiness, the general condition of the capital markets, interest rates, the structure of our debt, our recent and anticipated financial position and results of operations, the price of VICI Common Stock, taxes and other factors at the time any such financings take place. Furthermore, the unaudited pro forma condensed combined financial statements are not reflective of our future financial condition or results of operations and do not necessarily reflect what our financial condition or results of operations would have been had the transactions to which the pro forma adjustments relate actually occurred on the dates indicated.

The unaudited pro forma condensed combined financial statements are derived from and should be read in conjunction with VICI’s and MGP’s consolidated financial statements and related notes included in their respective Annual Report on Form 10-K for the year ended December 31, 2020 and Quarterly Report on Form 10-Q for the six months ended June 30, 2021 incorporated by reference into this proxy statement/information statement/prospectus

6

Unaudited Pro Forma Condensed Combined Balance Sheet

As of June 30, 2021

(in thousands, except share and per share amounts)

	Historical		Transaction Accounting Adjustments
	VICI	MGP (As Adjusted - Note 2)	The MTA Transactions	Venetian Acquisition	Item in Note 4	VICI Pro Forma
Assets
Real estate portfolio:
Investments in leases - sales-type, net	$13,098,853	$—	$—	$3,899,068	(a)	$16,997,921
Investments in leases - operating, net	—	8,194,148	(8,194,148)	—	(a)	—
Investments in leases - financing receivables, net	2,643,648	—	15,065,605	—	(a)	17,709,253
Lease incentive asset	—	497,151	(497,151)	—	(a)	—
Investments in loans, net	505,262	—	—	—		505,262
Land	157,365	—	—	—		157,365
Investment in unconsolidated affiliate	—	813,850	450,865	—	(a)	1,264,715
Cash and cash equivalents	407,522	298,175	(850,672)	221,442	(b)	76,467
Other assets	406,898	344,162	102,165	—	(c)	853,225

Total assets	$17,219,548	$10,147,486	$6,076,664	$4,120,510		$37,564,208

Liabilities
Debt, net	$6,772,903	$4,162,918	$2,580,858	$838,875	(d)	$14,355,554
Accrued interest	45,913	62,577	—	—		108,490
Deferred financing liability	73,600	—	—	—		73,600
Deferred revenue	352	187,019	(187,019)	—	(e)	352
Dividends payable	177,114	138,029	—	—		315,143
Other liabilities	414,597	450,826	(74,586)	—	(f)	790,837

Total liabilities	7,484,479	5,001,369	2,319,253	838,875		15,643,976

Stockholders’ equity

Common stock, 950,000,000 shares authorized at June 30, 2021 and 1,350,000,000 pro forma share authorized, 537,043,817 shares issued and outstanding at June 30, 2021 and 947,401,903 pro forma shares issued and outstanding	5,370	—	2,914	1,190	(g)	9,474

Preferred stock, $0.01 par value, 50,000,000 shares authorized and no shares outstanding at June 30, 2021	—	—	—	—		—

Additional paid-in capital	9,366,561	3,554,821	5,273,604	3,416,234	(g)	21,611,220
Accumulated other comprehensive loss	(70,815)	(52,385)	123,200	—	(g)	—
Retained earnings (deficit)	355,524	(475,978)	90,913	(135,789)	(g)	(165,330)

Total VICI stockholders’ equity	9,656,640	3,026,458	5,490,631	3,281,635		21,455,364
Non-controlling interests	78,429	2,119,659	(1,733,220)	—	(g)	464,868

Total stockholders’ equity	9,735,069	5,146,117	3,757,411	3,281,635		21,920,232

Total liabilities and stockholders’ equity	$17,219,548	$10,147,486	$6,076,664	$4,120,510		$37,564,208

7

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Six Months Ended June 30, 2021

(in thousands, except share and per share amounts)

	Historical		Transaction Accounting Adjustments
	VICI	MGP (As Adjusted - Note 2)	The MTA Transactions	Venetian Acquisition	Item in Note 5	VICI Pro Forma
Revenues
Income from sales-type leases	$581,278	$—	$—	$159,098	(aa)	$740,376
Income from operating leases	—	376,607	(376,607)	—	(aa)	—
Income from lease financing receivables and loans	140,373	—	569,363	—	(aa)	709,736
Other income	13,961	12,077	(58)	—	(bb)	25,980
Golf revenues	15,098	—	—	—		15,098

Total revenues	750,710	388,684	192,698	159,098		1,491,190

Operating expenses
General and administrative	15,713	7,965	—	—	(cc)	23,678
Depreciation	1,549	115,709	(115,709)	—	(cc)	1,549
Golf expenses	9,738	—	—	—		9,738
Change in allowance for credit losses	(33,484)	—	—	—		(33,484)
Other expenses	13,961	12,762	(743)	—	(cc)	25,980
Transaction and acquisition expenses	9,512	1,159	—	—	(cc)	10,671

Total operating expenses	16,989	137,595	(116,452)	—		38,132

Income from unconsolidated affiliate	—	50,758	(9,285)	—	(dd)	41,473
Interest expense	(156,854)	(137,187)	21,747	(15,670)	(ee)	(287,964)
Interest income	49	398	—	—		447
Gain on unhedged interest rate swaps, net	—	28,604	(28,604)	—	(ff)	—

Income before income taxes	576,916	193,662	293,008	143,428		1,207,014
Income tax expense	(1,740)	(4,556)	4,181	—	(gg)	(2,115)

Net income	575,176	189,106	297,189	143,428		1,204,899
Less: Net income attributable to non-controlling interests	(4,666)	(85,619)	70,255	—	(hh)	(20,030)

Net income attributable to common stockholders	$570,510	$103,487	$367,444	$143,428		$1,184,869

Net Income per common share
Basic	$1.06	$0.71				$1.25
Diluted	$1.04	$0.71				$1.25

Weighted average number of shares of common stock outstanding
Basic	536,586,921	145,085,000	169,373,086	95,900,000	(ii)	946,945,007
Diluted	549,620,976	145,289,000	169,169,086	83,799,846	(ii)	947,878,908

8

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended December 31, 2020

(in thousands, except share and per share amounts)

	Historical		Transaction Accounting Adjustments
	VICI	MGP (As Adjusted - Note 2)	The MTA Transactions	Venetian Acquisition	Recently Completed Transactions	Item in Note 5	VICI Pro Forma
Revenues
Income from sales-type and direct financing leases	$1,007,508	$—	$—	$314,326	$151,406	(aa)	$1,473,240
Income from operating leases	25,464	768,442	(768,442)	—	(25,464)	(aa)	—
Income from lease financing receivables and loans	153,017	—	1,124,268	—	127,752	(aa)	1,405,037
Other income	15,793	24,155	(68)	—	11,025	(bb)	50,905
Golf revenues	23,792	—	—	—	—		23,792

Total revenues	1,225,574	792,597	355,758	314,326	264,719		2,952,974

Operating expenses
General and administrative	30,661	16,076	—	—	—	(cc)	46,737
Depreciation	3,731	236,853	(236,853)	—	—	(cc)	3,731
Golf expenses	17,632	—	—	—	—		17,632
Change in allowance for credit losses	244,517	—	243,962	114,932	—	(cc)	603,411
Other expenses	15,793	24,551	(464)	—	11,025	(cc)	50,905
Transaction and acquisition expenses	8,684	196,162	—	4,000	—	(cc)	208,846

Total operating expenses	321,018	473,642	6,645	118,932	11,025		931,262

Income from unconsolidated affiliate	—	89,056	(18,570)	—	—	(dd)	70,486
Interest expense	(308,605)	(228,786)	(114,818)	(48,197)	(3,854)	(ee)	(704,260)
Interest income	6,795	4,345	—	—	—		11,140
Gain on unhedged interest rate swaps, net	—	4,664	(4,664)	—	—	(ff)	—
Loss from extinguishment of debt	(39,059)	(18,129)	—	—	—		(57,188)
Gain upon lease modification	333,352	—	—	—	—		333,352

Income before income taxes	897,039	170,105	211,061	147,197	249,840		1,675,242
Income tax expense	(831)	(9,734)	8,984	—	(545)	(gg)	(2,126)

Net income	896,208	160,371	220,045	147,197	249,295		1,673,116
Less: Net income attributable to non-controlling interests	(4,534)	(84,242)	62,907	—	—	(hh)	(25,869)

Net income attributable to common stockholders	$891,674	$76,129	$282,952	$147,197	$249,295		$1,647,247

Net Income per common share
Basic	$1.76	$0.59					$1.74
Diluted	$1.75	$0.59					$1.74

Weighted average number of shares of common stock outstanding
Basic	506,140,642	129,491,000	184,967,086	95,900,000	29,393,442	(ii)	945,892,170
Diluted	510,908,755	129,653,000	184,805,086	94,161,573	26,775,632	(ii)	946,304,046

9

Note 1— Significant Accounting Policies

The accounting policies used in the preparation of these unaudited pro forma condensed combined financial statements are those set out in VICI’s audited consolidated financial statements as of and for the year ended December 31, 2020 and VICI’s unaudited consolidated financial statements as of and for the six months ended June 30, 2021. VICI’s management has determined that there were no significant accounting policy differences between VICI and MGP and, therefore, no adjustments are necessary to conform MGP’s financial statements to the accounting policies used by VICI in the preparation of the unaudited pro forma condensed combined financial statements, other than those reclassification adjustments required to confirm with VICI’s classifications described in Note 2. This conclusion is subject to change as further assessment is performed and finalized for purchase accounting.

In accordance with (“ASC”) 805—“Business Combinations” (“ASC 805”), management determined that the acquisition of MGP does not meet the definition of a business and is accordingly accounted for as an asset acquisition under ASC 805-50. Further, as part of the application of ASC 805, VICI will conduct a more detailed review of MGP’s accounting policies in an effort to determine if differences in accounting policies require further reclassification or adjustment of MGP’s results of operations or reclassification or adjustment of assets or liabilities to conform to VICI’s accounting policies and classifications. Therefore, VICI may identify additional differences between the accounting policies of the two companies that, when conformed, could have a material impact on the unaudited pro forma condensed combined financial statements. In certain cases, the information necessary to evaluate the differences in accounting policies and the impacts thereof may not be available until after the MTA Transactions are completed.

Note 2—Reclassification Adjustments

In these unaudited pro forma condensed combined financial statements, the MGP historical financial statement line items include the reclassification of certain historical balances to conform to the VICI presentation of these items, as described below. These reclassifications have no effect on previously reported total assets, total liabilities, stockholders’ equity or income from continuing operations of VICI or MGP.

Balance Sheet

			MGP, As
(In Thousands)	MGP Historical	Adjustment	Adjusted
Assets
Other assets	$24,227	$319,935	$344,162
Above market lease, asset	39,080	(39,080)	—
Operating lease right-of-use assets	280,855	(280,855)	—
Liabilities
Other liabilities	$75,885	$374,941	$450,826
Deferred income taxes	33,298	(33,298)	—
Operating lease liability	341,643	(341,643)	—

10

Statement of Operations

	Six Months Ended June 30, 2021
			MGP, As
(In Thousands)	MGP Historical	Adjustment	Adjusted
Revenues
Ground lease	$12,077	$(12,077)	$—
Other income	—	12,077	12,077
Operating Expenses
Ground lease expense	$11,840	$(11,840)	$—
Other expenses	922	11,840	12,762
Property transactions, net	881	(881)	—
Transaction and acquisition expenses	278	881	1,159

	Year Ended December 31, 2020
			MGP, As
(In Thousands)	MGP Historical	Adjustment	Adjusted
Revenues
Ground lease	$24,155	$(24,155)	$—
Other income	—	24,155	24,155
Operating Expenses
Ground lease expense	$23,681	$(23,681)	$—
Other expenses	18,999	5,552	24,551
Property transactions, net	195,182	(195,182)	—
Transaction and acquisition expenses	980	195,182	196,162
Total operating expenses	491,771	(18,129)	473,642
Other Income/Expenses
Loss from extinguishment of debt	—	(18,129)	(18,129)

11

Note 3 — Preliminary Purchase Price Allocation

Estimated Preliminary Purchase Price

The unaudited pro forma condensed combined financial statements reflect the preliminary allocation of the purchase consideration to MGP’s identifiable net assets acquired, which is based upon an estimated preliminary purchase price of approximately $11,720.0 million. The calculation of the estimated preliminary purchase price related to the MTA Transactions is as follows:

(In Thousands)	Amount
REIT Merger Consideration (1)	$6,772,586
Redemption Consideration (2)	4,404,000
MGP OP Unit rollover for MGM (3)	386,439
Estimated transaction costs (4)	157,000
Total consideration to be transferred	$11,720,025

(1)

Amount is based on the conversion of the outstanding MGP Class A Common Shares, including the shares underlying the MGP equity incentive award units as of June 30, 2021, into shares of VICI Common Stock representing the REIT Merger Consideration as follows:

($ in Thousands)	Amount
MGP Class A Common Shares	156,645,628
MGP equity incentive award units	351,507
Total MGP shares to be converted to VICI Common Stock	156,997,135
Exchange Ratio	1.366
REIT Merger Consideration Stock Issuance	214,458,086
VICI stock price as of September 7, 2021	$31.58
Value of REIT Merger Consideration Stock Issuance	$6,772,586

(2)	Represents the cash consideration for the Redeemed Units.
(3)	Retention of MGP OP Units by MGM converted into 12,236,838 New VICI Operating Company Units at a value of $31.58 per unit, representing the value of VICI Common Stock as of September 7, 2021.
(4)

The MTA Transactions are accounted for as an asset acquisition and accordingly all transaction costs directly related to the merger are capitalized. The amount represents the estimate of third-party advisory fees, legal fees and closing fees associated with the MTA Transactions.

The actual value of the VICI Common Stock to be issued in the REIT Merger and the value of the MGP OP Units rollover for MGM will depend on the market price of shares of VICI Common Stock at the Closing, and therefore, the actual purchase price will fluctuate with the market price of VICI Common Stock until the MTA Transactions are consummated. As a result, the final purchase price could differ significantly from the current estimate, which could materially impact the unaudited pro forma condensed combined financial statements. A 10% difference in VICI’s stock price would change the purchase price by approximately $715.9 million, which would be recorded as an adjustment to the fair value of the net assets acquired on a relative fair value basis.

The outstanding number of shares of MGP Class A Common Shares and MGP OP Units may change prior to the closing of the MTA Transactions due to transactions in the ordinary course of business, including unknown changes in vesting of outstanding MGP equity-based awards and any grants of new MGP equity-based awards. Any such changes are not expected to have a material impact on the unaudited pro forma condensed combined financial statements.

12

Preliminary Purchase Price Allocation

The preliminary purchase price allocation to the assets acquired and liabilities assumed is provided below. The following table provides a summary of the preliminary purchase price allocation by major categories of assets acquired and liabilities assumed based on VICI management’s preliminary estimate of their respective relative fair values as of June 30, 2021:

(In Thousands)	Amount
Investments in leases - financing receivables	$15,302,799
Investment in unconsolidated affiliate	1,264,715
Cash and cash equivalents (1)	148,175
Other assets	16,430
Debt, net (1)	(4,729,688)
Accrued interest	(62,577)
Dividends payable	(138,029)
Other liabilities	(81,800)
Total Purchase Price	$11,720,025

(1)

These amounts assume MGP’s pending acquisition of MGM Springfield is funded with $250.0 million of debt financing and $150.0 million in cash. The $250.0 million of debt financing is assumed to be extinguished as part of the closing of the MTA Transactions, using VICI cash.

The purchase price allocation presented above has not been finalized. The final determination of the allocation of the purchase price will be based on the fair value of such assets and liabilities as of the actual consummation date of the MTA Transactions and will be completed after the MTA Transactions are consummated. These final fair values will be determined based on VICI management’s judgment, which is based on various factors. Any increase or decrease in the fair value of the net assets acquired, as compared to the information shown herein, could change the portion of the purchase consideration allocable to the different assets and liabilities and could impact the operating results of the Combined Company following the MTA Transactions due to differences in the allocation of the purchase consideration.

Note 4—Balance Sheet Pro Forma Adjustments

Real Estate Portfolio

(a)	Represents the following pro forma adjustments to the Real estate portfolio:

The MTA Transactions

•	The elimination of the MGM Master Lease as an operating lease, including the elimination of the Lease incentive asset balance and Deferred revenue balance.

•

The recognition of the MGM Master Lease at fair value of the underlying assets, including the reclassification of the MGM Master Lease to an Investment in leases - financing receivables, net accounted for under ASC 310—Receivables. Upon consummation of the MTA Transactions, the MGM Master Lease will be modified and classified as a sales-type lease. Further, since MGM controlled and consolidated MGP prior to the MTA Transactions, the lease will be assessed under the sale-leaseback guidance and determined to be a failed sale-leaseback under which the lease will be accounted for as a financing receivable under ASC 310.

•	The Investment in leases - financing receivable is net of an estimated $237.2 million of allowance for credit losses recognized on the investment balance, as required under ASC 326—Credit Losses.

•	The recognition of the Investment in unconsolidated affiliate for the BREIT JV at fair value.

13

Venetian Acquisition

•

The Venetian Acquisition, which is accounted for as a sales-type lease under ASC 842—Leases, inclusive of an estimated $14.0 million of capitalized initial direct costs. The investment is net of an estimated $114.9 million of allowance for credit losses recognized on the investment balance as required under ASC 326—Credit Losses.

Cash and Cash Equivalents

(b)

Represents the cash used to pay for the acquisition of MGM Springfield by MGP, a portion of the transaction costs associated with the MTA Transactions, including, debt extinguishment costs, interest rate swap termination fees, bridge commitment fees, third-party advisory and legal fees, closing costs and transfer taxes, and the net cash received in connection with the funding of the Venetian Acquisition.

Other Assets

(c)	Represents the pro forma adjustments to Other assets as a result of the MTA Transactions as follows:

(In Thousands)	Amount
Elimination of deferred financing costs	$(7,797)
Elimination of above market lease asset	(39,080)
Elimination of right-of-use ground lease asset (1)	(280,855)
Addition of sales-type ground lease asset (1)	429,897

Total Pro Forma Adjustments	$102,165

(1)

Upon closing of the MTA Transactions, we will assume the MGP ground leases at Beau Rivage, Borgata and MGM National Harbor. We expect to reassess the classifications of these leases and determine them to be sales-type sub-leases and accordingly adjusted the balance to remove the prior operating lease balance and replace it with sales-type sub-lease assets balance. The sales-type sub-lease is net of an estimated $6.8 million of allowance for credit losses recognized on the investment balance, as required under ASC 326—Credit Losses.

Debt, net

(d)	Represents the pro forma adjustments to Debt, net as follows:

(In Thousands)	Amount
The MTA Transactions
Adjustment to fair value of assumed MGP debt	$316,770
Partial redemption of VICI debt (1)	(2,083,362)
Issuance of debt for the MTA Transactions, net of deferred financing costs (2)	4,347,450
Venetian Acquisition
Issuance of debt for the Venetian Acquisition, net of deferred financing costs (3)	838,875

Total Pro Forma Adjustments	$3,419,733

(1)

Represents the equity financing proceeds, as described in paragraph (g) below, used to repay in full the outstanding balance of the Term Loan B Facility in the amount of $2,100.0 million, net of the write-off of deferred financing costs in the amount of $16.6 million.

14

(2)

The incurrence of $4,404.0 million of long-term debt to finance the redemption of the Redeemed Units, net of an estimated $56.6 million of deferred financing costs that we anticipate incurring in connection with the financing.

(3)

The incurrence of $850.0 million of long-term debt financing used to finance a portion of the purchase price of the Venetian Acquisition, net of an estimated $11.1 million of deferred financing costs that we anticipate incurring in connection with the financing.

Subsequent to the MTA Transactions and Venetian Acquisition, we anticipate VICI will have $14,204.0 million in principal amount of consolidated unsecured notes outstanding and $1,503.0 million principal amount of unconsolidated CMBS debt, representing our share of the debt at the BREIT JV, resulting in 90% of our pro forma debt being unsecured and 10% of our pro forma debt secured. There can be no assurance that we will be able to obtain long-term debt financing on the terms described herein, including those with respect to maturity or interest rate, or at all, especially if market or economic conditions change after the date of this proxy statement/information statement/prospectus. See paragraph (ee) to Note 5—Statement of Operations Pro Forma Adjustments below. To the extent we are unable to obtain the long-term debt financing as contemplated above, we intend to borrow a similar amount under the MGP Acquisition Bridge Facility, Venetian Acquisition Bridge Facility and/or our Revolving Credit Facility, as the case may be. Under the MGP Acquisition Bridge Facility we can borrow up to $9,250.0 million, under the Venetian Acquisition Bridge Facility we can borrow up to $2,110.0 million, and under our Revolving Credit Facility we can borrow up to $1,000.0 million.

Deferred revenue

(e)	Represents the elimination of deferred revenue related to MGP upon the acquisition of MGP and reclassification of the MGM Master Lease Agreement to a financing receivable, as described in (a) above.

Other Liabilities

(f)	Represents the pro forma adjustments to Other liabilities as a result of the MTA Transactions as follows:

(In Thousands)	Amount
Net settlement of VICI swaps	$(70,815)
Net settlement of MGP swaps	(71,411)
Elimination of MGP deferred income taxes	(33,298)
Addition of MGP severance liability	5,915
Elimination of operating ground lease liability (1)	(341,643)
Addition of financing ground lease liability (1)	436,666

Total Pro Forma Adjustments	$(74,586)

(1)

Upon closing of the MTA Transactions, we will assume the MGP ground leases at Beau Rivage, Borgata and MGM National Harbor. We expect to reassess the classifications of these leases and determine them to be finance sub-lease liability and accordingly adjusted the balance to remove the prior operating lease liability balance and replace it with finance sub-lease liability balance.

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Stockholders’ Equity

(g)	Represents the pro forma adjustments to the components of Stockholders’ equity as follows:

(In Thousands)	Common Stock	Additional Paid- in Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total VICI Stockholders’ Equity	Non-controlling Interests	Total Stockholders’ Equity
The MTA Transactions
Elimination of MGP historical balances	$—	$(3,554,821)	$52,385	$475,978	$(3,026,458)	$(2,119,659)	$(5,146,117)
Equity financing (1)	500	1,530,630	—	—	1,531,130	—	1,531,130
Settlement of June 2020 Forward Sale Agreement (2)	269	527,353	—	—	527,622	—	527,622
REIT Merger Consideration (3)	2,145	6,770,442	—	—	6,772,587	—	6,772,587
MGP OP Unit rollover for MGM (4)	—	—	—	—	—	386,439	386,439
VICI swap termination	—	—	70,815	(70,815)	—	—	—
Retained earnings (5)	—	—	—	(314,249)	(314,249)	—	(314,249)
Venetian Acquisition
Equity financing (1)	500	1,530,630	—	—	1,531,130	—	1,531,130
Settlement of March 2021 Forward Sale Agreements (6)	690	1,885,604	—	—	1,886,294	—	1,886,294
Retained earnings (5)	—	—	—	(135,790)	(135,790)	—	(135,790)

Total Pro Forma Adjustments	$4,104	$8,689,838	$123,200	$(44,876)	$8,772,266	$(1,733,220)	$7,039,046

(1)

Represents the estimated issuance of 100,000,000 shares of VICI Common Stock at the share price as of September 7, 2021 of $31.58 per share, net of the estimated underwriting discount and other offering costs. The actual net proceeds that we will receive from any sale of VICI Common Stock will be based on numerous factors, including prevailing market conditions at the time of any such sale, the actual number of shares sold by us, the public offering price and our offering expenses. As a result, the actual net proceeds from the sale will differ from the net proceeds assumed for purposes of this unaudited pro forma balance sheet, potentially materially.

(2)

Represents the issuance of 26,900,000 shares of VICI Common Stock in connection with the June 2020 Forward Sale Agreement at the forward settlement price as of June 30, 2021 of $19.61 per share for total net proceeds of $527.6 million; and

(3)

Represents the conversion of the outstanding MGP Class A Common Shares, including the shares underlying the MGP equity incentive award units as of June 30, 2021, into shares of VICI Common Stock representing the REIT Merger Consideration at the current share price as of September 7, 2021 of $31.58 per share.

(4)	Represents the retained MGP OP Units by MGM, as further described in Note 3.
(5)	Represents the adjustment to retained earnings from the following non-recurring items:

•	$358.9 million, which represents the estimated current expected credit losses recognized on the additional investment balances as described in (a) and (c) above;
•	$16.6 million, which represents the write-off of the deferred financing costs associated with the full repayment of the Term Loan B Facility, as described in (d) above;
•	$70.5 million payment of commitment and structuring fees relating to the MGP Acquisition Bridge Facility and Venetian Acquisition Bridge Facility; and
•	$4.0 million in legal and third-party leasing costs, which are required to be expensed under ASC 842.

(6)

Represents the issuance of 69,000,000 shares of VICI Common Stock in connection with the March 2021 Forward Sale Agreements at the forward settlement price as of June 30, 2021 of $27.34 per share for total net proceeds of $1,886.3 million

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The actual net proceeds, if any, that we will receive under the June 2020 Forward Sale Agreement and March 2021 Forward Sale Agreements will be based on numerous factors, including the settlement method selected by us of each of the June 2020 Forward Sale Agreement and March 2021 Forward Sale Agreements and the respective forward sale price at the time of settlement; as a result, the actual net proceeds from any settlement will differ from the net proceeds assumed for purposes of this unaudited pro forma balance sheet.

Note 5—Statements of Operations Pro Forma Adjustments

Lease and Loan Revenues

(aa) Represents pro forma adjustments to revenues as follows:

The MTA Transactions

•	Elimination of the historical operating lease revenue for MGP which was previously determined to be an operating lease.

•

Upon consummation of the MTA Transactions, the MGM Master Lease will be modified and classified as an Investment in leases - financing receivable, net, as further described in Note 4(a) above, resulting in $569.4 million of Income from lease financing receivables and loans for the six months ended June 30, 2021 and $1,124.3 million of Income from lease financing receivables and loans for the year ended December 31, 2020. Pro forma cash received from the MGM Master Lease during the six months ended June 30, 2021 and the year ended December 31, 2020 would have been $438.6 million and $860.0 million, respectively.

Venetian Acquisition

•

$159.1 million of additional Income from sales-type leases for the six months ended June 30, 2021 and $314.3 million of Income from sales-type and direct financing leases for the year ended December 31, 2020 associated with the rent from the Venetian Acquisition. Pro forma cash received from the Venetian Acquisition during the six months ended June 30, 2021 and the year ended December 31, 2020 would have been $125.0 million and $250.0 million, respectively.

Recently Completed Transactions

JACK Cleveland/Thistledown Acquisition and ROV Loan

•

$5.1 million of additional Income from lease financing receivables and loans for the year ended December 31, 2020 with respect to the portion of 2020 prior to the completion of the JACK Cleveland/Thistledown Acquisition and funding of the ROV Loan and Amended and Restated ROV Loan. Pro forma cash received during the year ended December 31, 2020 would have been $71.6 million.

Eldorado Transaction

•

$151.4 million of additional Income from sales-type and direct financing leases for the year ended December 31, 2020 associated with the rent from the CPLV Additional Rent Acquisition and the HLV Additional Rent Acquisition and the impact of the Lease Modifications with respect to the portion of 2020 prior to the completion of the Eldorado Transaction. Pro forma cash received from the CPLV Additional Rent Acquisition and the HLV Additional Rent Acquisition during the year ended December 31, 2020 would have been $98.5 million.

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•

$25.5 million decrease in Income from operating leases for the year ended December 31, 2020, due to the reassessment of the lease classification resulting in the reclassification of the land component of the CPLV Lease Agreement from an operating lease to a sales-type lease. After giving effect to the Lease Modifications, all rent under the modified CPLV Lease Agreement is recognized as a component of Income from sales-type and direct financing leases. Such adjustment does not result in a change to the pro forma cash received under our lease agreements.

•

$97.3 million of additional Income from financing receivables and loans for the year ended December 31, 2020, associated with the rent from the Eldorado Transaction Properties Acquisitions with respect to the portion of 2020 prior to the completion of the Eldorado Transactions Properties Acquisitions. Pro forma cash received under the Regional Master Lease Agreement during the year ended December 31, 2020 would have been $154.0 million.

Chelsea Piers Mortgage Loan

•

$3.2 million of additional Income from lease financing receivables and loans for the year ended December 31, 2020 with respect to the portion of 2020 prior to the funding of the Chelsea Piers Mortgage Loan. Pro forma cash received during the year ended December 31, 2020 would have been $4.8 million.

Forum Convention Center Mortgage Loan

•

$22.2 million of additional Income from lease financing receivables and loans for the year ended December 31, 2020 with respect to the portion of 2020 prior to the funding of the Forum Convention Center Mortgage Loan. Pro forma cash received during the year ended December 31, 2020 would have been $31.2 million.

Adjustments to the Recently Completed Transactions for the six months ended June 30, 2021 were not required as all of the Recently Completed Transactions closed prior to December 31, 2020.

Other Income

(bb) Represents pro forma adjustments to Other income as follows:

The MTA Transactions

•

Upon closing of the MTA Transactions, we will assume the MGP ground leases at Beau Rivage, Borgata and MGM National Harbor. We expect to reassess the classifications of these leases and determine them to be financing sub-lease liabilities and a sales-type sub-lease assets and accordingly adjusted the income to reflect the difference from the MGP historical balance. All payments under the ground leases are paid directly by our tenant to the landlord; however, we are required to present such payments on a gross basis under GAAP.

Recently Completed Transactions

Harrah’s New Orleans Ground Lease

•

Represents the adjustments to income and expense related to the full year gross presentation of the Harrah’s New Orleans ground lease. Upon closing of the Eldorado Transaction, we became the lessee and primary obligor of the ground lease for Harrah’s New Orleans. All payments under the ground lease are paid directly by our tenant to the landlord; however, we are required to present such payments on a gross basis under GAAP. An adjustment for the six months ended June 30, 2021 was not required as the Eldorado Transaction closed on July 20, 2020.

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Operating Expenses

(cc) Represents the pro forma adjustments to operating expenses as follows:

The MTA Transactions

•

Elimination of the historical property depreciation for the MGM. Since the MGM Master Lease is determined to be an investment in lease - financing receivable, no depreciation is recognized for pro forma purposes.

•	The amount of allowance for credit losses recognized on the initial investment balances for the MGM Master Lease Agreement and Venetian Lease Agreement, as required under ASC 326—Credit Losses.

•	Reassessment of the classification of the MGP ground leases at Beau Rivage, Borgata and MGM National Harbor as noted in (bb) above.

The pro forma General and administrative expenses are not reflective of expected synergies subsequent to the Transactions. The Transaction and acquisition expenses related to MGP are not expected to recur in the future.

Venetian Acquisition

•	Non-recurring, initial direct costs of the Venetian Lease Agreement, representing legal and third-party leasing costs which are required to be expensed under ASC 842.

Recently Completed Transactions

Harrah’s New Orleans Ground Lease

•	Additional expense related to the full year gross presentation of the Harrah’s New Orleans ground lease as noted in (bb) above.

Income from Unconsolidated affiliate

(dd) Represents the pro forma adjustments to Income from unconsolidated affiliate for the amortization of basis differences resulting from the adjustment to fair value of the BREIT JV upon the closing of the MTA Transactions.

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Interest Expense

(ee) Represents the pro forma adjustments to interest expense for the MTA Transactions, Venetian Acquisition and Recently Completed Transactions as follows:

($ in Thousands)	Six Months Ended June 30, 2021	Year Ended December 31, 2020
The MTA Transactions
Adjustment to present full year interest expense on MGP unsecured notes issued in 2020 (1)	$—	$41,500
Elimination of the historical amortization of MGP deferred financing costs and reduction in interest expense for the net settlement of MGP interest rate swaps	(33,937)	(63,786)
Reduction in interest expense for the full repayment of the Term Loan B Facility and net settlement of VICI interest rate swap	(44,332)	(117,042)
Interest expense on new debt incurred in connection with the MTA Transactions (2)	80,981	161,961
Amortization of premium/discount on the MGP debt resulting from the adjustment to fair value	(24,459)	(48,918)
Non-recurring expenses related to the VICI interest rate swap termination fees, bridge commitment fees and the write-off of the deferred financing costs associated with the Term Loan B Facility	—	141,103

The MTA Transactions sub-total	(21,747)	114,818

Venetian Acquisition
Interest expense on new debt incurred in connection with the Venetian Acquisition (3)	15,670	31,339
Non-recurring expenses related to bridge commitment fees	—	16,858

Venetian Acquisition sub-total	15,670	48,197

Recently Completed Transactions
Adjustments for Recently Completed Transactions (4)	—	3,854

Total Pro Forma Adjustments	$(6,077)	$166,869

(1)

Adjustment to show the full year impact of the interest expense related to the MGP unsecured notes due 2025 and MGP unsecured notes due 2029, which were issued in June of 2020 and November of 2020, respectively.

(2)

Estimated increase in interest expense for the incurrence of $4,404.0 million of long-term debt financing to finance the redemption of the Redeemed Units, and related fees and expenses. For purposes of the pro forma condensed combined statement of operations, we have assumed that the $4,404.0 million of long-term debt has a weighted average fixed interest rate of 3.50%, plus the amortization of estimated debt issuance costs.

(3)

Estimated increase in interest expense for the incurrence of $850.0 million of long-term debt financing to finance a portion of the purchase price of the Venetian Acquisition and related fees and expenses. For purposes of the pro forma condensed combined statement of operations, we have assumed that the $850.0 million of long-term debt has a weighted average fixed interest rate of 3.50%, plus the amortization of estimated debt issuance costs.

(4)

Represents the net impact of the financing of the Recently Completed Transactions. Adjustments to the Recently Completed Transactions for the six months ended June 30, 2021 were not required as all the Recently Completed Transactions closed prior to December 31, 2020.

There can be no assurance that we will be able to obtain long-term debt financing on the terms described above, including those with respect to maturity or interest rate, or at all, especially if market or economic conditions change after the date of this proxy statement/information statement/prospectus. See paragraph (d) to Note 4—Balance Sheet Pro Forma Adjustments above. To the extent we are unable to obtain the

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long-term debt financing as contemplated above, we intend to borrow a similar amount under the MGP Acquisition Bridge Facility, Venetian Acquisition Bridge Facility and/or our Revolving Credit Facility, as the case may be, and our interest expense may be greater than assumed in the pro forma condensed combined statements of operations.

Gain on Unhedged Interest Rate Swaps, Net

(ff) Represents the elimination of the gain on the unhedged portion of the MGP interest rate swaps, as such swaps will be net settled upon consummation of the MTA Transactions.

Income Tax Expense

(gg) Represents the pro forma adjustments to income tax expense to eliminate the historical MGP income taxes and add estimated federal, state and local taxes that are not reimbursable by our tenants.

Non-Controlling Interests

(hh) Represents the pro forma adjustments to non-controlling interests as follows:

The MTA Transactions

•

Adjustment to income for the MGM non-controlling interest in the New VICI Operating Partnership as a result of the conversion of the MGP OP Units to New VICI Operating Company Units as part of the MTA Transactions consideration as described in Note 3.

Recently Completed Transactions

•

Adjustment to income from the Lease Modifications as a result of the Eldorado Transaction as described in (aa) above attributable to the non-controlling interest holder in the joint venture of our Joliet property. An adjustment for the six months ended June 30, 2021 was not required as the Eldorado Transaction closed on July 20, 2020.

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Weighted Average Shares Outstanding

(ii)

Pro forma net income per common share is based on the historical weighted average shares of VICI Common Stock outstanding, adjusted as follows to assume the following shares of VICI Common Stock were outstanding for the entire period presented:

(In Thousands, Except Share Amounts)	Six Months Ended June 30, 2021	Year Ended December 31, 2020
Net income attributable to common stockholders	$1,184,869	$1,647,247

VICI historical weighted average common shares outstanding - basic	536,586,921	506,140,642
The MTA Transactions
VICI Stock Issuance	214,458,086	214,458,086
Equity financing	100,000,000	100,000,000
Venetian Acquisition
Settlement of June 2020 Forward Sale Agreement	26,900,000	26,900,000
Settlement of March 2021 Forward Sale Agreements	69,000,000	69,000,000
Recently Completed Transactions
Settlement of June 2019 Forward Sales Agreements (1)	—	27,172,131
Partial Settlement of June 2020 Forward Sale Agreement (1)	—	2,221,311

Pro forma weighted average common shares outstanding – Basic	946,945,007	945,892,170

Impact of outstanding equity incentive awards	933,901	411,876

Pro forma weighted average common shares outstanding – Diluted	947,878,908	946,304,046

Net Income per common share
Basic	$1.25	$1.74
Diluted	$1.25	$1.74

(1)

Represents the impact to adjust for the time outstanding during the year ended December 31, 2020. No such amounts are shown for the six months ended June 30, 2021 as such shares were settled during the year ended December 31, 2020.

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Exhibit 99.4

SUPPLEMENTAL RISK FACTORS

The business and operations of VICI (as defined below) are subject to numerous risks and other uncertainties. You should carefully consider the risks and uncertainties described below as well as the risks described under the caption “Forward-Looking Statements” in Item 8.01 of the Current Report on Form 8-K filed by VICI on September 8, 2021 to which these supplemental risk factors are filed as Exhibit 99.4 (the “Form 8-K”) and in Item 1A: “Risk Factors” in VICI’s Annual Report on Form 10-K for the year ended December 31, 2020 and subsequent Quarterly Reports on Form 10-Q of VICI filed with the Securities and Exchange Commission (the “SEC”), all of which are available on the SEC’s website (in each case excluding any portion thereof, information therein or exhibit thereto that is deemed to be “furnished” to, rather than “filed” with, the SEC).

Unless otherwise stated in these supplemental risk factors or the context otherwise requires, references in these supplemental risk factors to:

•	Cancelled Shares” refers to each MGP Class A Common Share held in treasury by MGP or owned by any of MGP’s wholly-owned subsidiaries and the MGP Class B Common Share.

•	“Closing” refers to the closing of the Mergers.

•	“Code” refers to the Internal Revenue Code of 1986, as amended.

•

“Debt Commitment Letter” refers to the letter under which the Lenders have agreed to provide Existing VICI OP a 364-day first lien secured bridge facility in an aggregate principal amount of up to $9.250 billion in the aggregate (the “Bridge Facility”), consisting of up to $5.008 billion in funding under Tranche 1 of the Bridge Facility which can be used for the Redemption Consideration and to pay transaction costs and up to $4.242 billion in funding under Tranche 2 of the Bridge Facility which can be used to fund the amounts to be paid in connection with offers to repurchase certain senior notes of MGP OP pursuant to their respective indentures if the exchange offer and consent solicitation transaction to assume such notes by Existing VICI OP in the Mergers is unsuccessful (“Change of Control Offers”).

•	“DLLCA” refers to the Delaware Limited Liability Company Act.

•

“Exchange Ratio” refers to 1.366 shares of VICI Common Stock per MGP Common Share, other than the Cancelled Shares, plus the right, if any, to receive the Fractional Share Consideration pursuant to the terms and subject to the conditions set forth in the Master Transaction Agreement.

•	“Existing VICI OP” means VICI Properties L.P., a Delaware limited partnership.

•	“Existing VICI OP Units” refers to the common limited partnership units in Existing VICI OP.

•

“Fractional Share Consideration” refers to cash in lieu of any fractional shares of VICI Common Stock (equal to such fractional part of a share of VICI Common Stock to which the holder would otherwise be entitled to receive in exchange for MGP Class A Common Shares held by such holder immediately prior to the REIT Merger Effective Time multiplied by the volume weighted average price of VICI Common Stock for the ten trading days immediately prior to the date of the Closing).

•

“June 2020 Forward Sale Agreement” refers to a primary follow-on offering by VICI of 29,900,000 shares of VICI Common Stock with an aggregate public offering price of $662.3 million, all of which are subject to a forward sale agreement with Morgan Stanley & Co. LLC dated June 16, 2020, which was partially settled by delivering 3,000,000 shares of VICI Common Stock to the forward purchaser in exchange for total net proceeds of approximately $63.0 million.

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•	“Lenders” refers to Morgan Stanley Senior Funding, Inc., JPMorgan Chase Bank, N.A. and Citigroup Global Markets Inc. and any other lenders that become a party to the Debt Commitment Letter.

•

“March 2021 Forward Sale Agreement” refers to a primary follow-on offering by VICI of 69,000,000 shares of VICI Common Stock (inclusive of 9,000,000 shares sold pursuant to the exercise in full of the underwriters’ option to purchase additional common stock) at a public offering price of $29.00 per share for an aggregate offering value of $2,001.0 million, all of which are subject to forward sale agreements, which require settlement by March 4, 2022.

•

“Master Transaction Agreement” refers to the Master Transaction Agreement, dated as of August 4, 2021, by and among MGP, MGP OP, VICI, REIT Merger Sub, Existing VICI OP, New VICI Operating Company and MGM, as it may be amended or modified from time to time, a copy of which is attached as Annex A to this proxy statement/information statement/prospectus.

•	“Mergers” refers to the Partnership Merger and the REIT Merger.

•	“MGP” refers to MGM Growth Properties LLC, a Delaware limited liability company.

•	“MGP Board” refers to the board of directors of MGP.

•	“MGP Class A Common Shares” refers to the Class A common shares, no par value per share, of MGP.

•	“MGP Class B Common Share” refers to the single Class B common share, no par value per share, of MGP held by MGM.

•	“MGP Common Shares” refers to the MGP Class A Common Shares and the MGP Class B Common Share, as the context requires.

•	“MGP OP” refers to MGM Growth Properties Operating Partnership LP, a Delaware limited partnership.

•	“MGM” refers to MGM Resorts International, a Delaware corporation.

2

•	“New VICI Operating Company” means VICI Properties OP LLC, a Delaware limited liability company.

•	“New VICI Operating Company Units” refers to the units representing a fractional, undivided share of the membership interests of the members of New VICI Operating Company.

•	“NYSE” refers to the New York Stock Exchange.

•	“Outside Date” refers to the fifteen month anniversary of the date of the Master Transaction Agreement.

•

“Partial Redemption” refers to the distribution by New VICI Operating Company to MGM and/or its applicable subsidiaries an amount equal to the Redemption Consideration in cash in redemption of the Redeemed Units held by MGM and/or its subsidiaries, as applicable.

•	“Partnership Merger” refers to the merger, following the REIT Merger, of the REIT Surviving Entity with and into MGP OP, with MGP OP surviving.

•

“Redeemed Units” refers to a number of outstanding New VICI Operating Company Units held by MGM immediately prior to the Partial Redemption equal to (rounded down to the nearest whole unit) (i) (A) the Redemption Consideration divided by (B) $43.00, times (ii) the Exchange Ratio.

•	“Redemption Consideration” refers to a $4,404,000,000 payment in connection with the Partial Redemption.

•	“REIT” refers to a real estate investment trust.

•	“REIT Merger” refers to the merger of MGP with and into REIT Merger Sub, with REIT Merger Sub surviving as a wholly-owned subsidiary of Existing VICI OP.

•

“REIT Merger Consideration” refers to the right to receive the following in exchange for each outstanding share of MGP Class A Common Share, other than Cancelled Shares, immediately prior to the REIT Merger Effective Time: (i) 1.366 shares of VICI Common Stock and (ii) the Fractional Share Consideration.

•

“REIT Merger Effective Time” refers to the time when the Certificate of Merger with respect to the REIT Merger has been duly filed with the Delaware Secretary of State, or such later time which the parties have agreed upon in writing and set forth in such Certificate of Merger in accordance with the DLLCA.

•	“REIT Merger Sub” refers to Venus Sub LLC, a Delaware limited liability company, a wholly-owned subsidiary of Existing VICI OP.

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•	“REIT Surviving Entity” refers to REIT Merger Sub, the surviving entity in the REIT Merger.

•

“Term Loan B Facility” refers to the repricing of the seven-year senior secured first lien term loan B facility entered into by VICI Properties 1 LLC in December 2017, as amended from time to time, including on January 24, 2020 to reduce the applicable interest rate from LIBOR plus 2.00% to LIBOR plus 1.75%.

•	“Transactions” refers to the Mergers and the other transactions contemplated by the Master Transaction Agreement.

•

“Venetian Acquisition” refers to the pending acquisition by Existing VICI OP of the land and real estate assets associated with the Venetian Resort Las Vegas and the Sands Expo and Convention Center, located in Las Vegas, Nevada (collectively, the “Venetian Resort”) and the acquisition of an affiliate of certain funds managed by affiliates of Apollo Global Management, Inc. of the operating assets and liabilities of the Venetian Resort from Las Vegas Sands Corp. pursuant to definitive agreements dated March 2, 2021.

•	“VICI” refers to VICI Properties Inc., a Maryland corporation.

•	“VICI Board” refers to the board of directors of VICI.

•	“VICI Common Stock” refers to the common stock, par value $0.01 per share, of VICI.

•	“VICI Special Meeting” refers to the special meeting of VICI stockholders in connection with the Mergers.

•	“VICI Stock Issuance” refers to the issuance of shares of VICI Common Stock to holders of MGP Common Shares, as contemplated by the Master Transaction Agreement.

•	“VICI Stock Issuance Proposal” refers to the proposal to approve the VICI Stock Issuance.

Risks Related to the Mergers

Failure to complete the Mergers in a timely manner or at all could adversely affect VICI’s business and operations and negatively affect VICI’s stock price.

Under the Master Transaction Agreement, VICI is subject to certain restrictions on the conduct of their respective businesses prior to completing the Mergers. These restrictions, the waiver of which are subject to the written consent of the other party, and subject to certain exceptions and qualifications, may prevent VICI

4

from pursuing certain strategic transactions, acquiring and disposing of assets, undertaking certain capital expenditure projects, undertaking certain financing transactions and otherwise pursuing other actions that are not in the ordinary course of business, even if such actions could prove beneficial. Additionally, the pendency of the Mergers may cause distractions from VICI’s strategies and day-to-day operations for employees and management.

Delays in completing the Mergers or the failure to complete the Mergers at all could adversely affect VICI’s business and operations, and, in that event, the market price of shares of VICI Common Stock may decline significantly, particularly to the extent that the current market price reflects a market assumption that the Mergers will be completed. If the Mergers are not completed for any reason, VICI will not achieve the expected benefits thereof. In addition, VICI will be required to pay certain costs relating to the Mergers, whether or not the Mergers are completed.

The Exchange Ratio is fixed and will not be adjusted in the event of any change in the stock price of either VICI or MGP.

At the REIT Merger Effective Time, each outstanding MGP Class A Common Share (other than shares held by MGP or any wholly-owned subsidiary of MGP) will be converted into the right to receive the REIT Merger Consideration, consisting of 1.366 shares of VICI Common Stock and the Fractional Share Consideration.

The Exchange Ratio of 1.366 shares of VICI Common Stock per MGP Class A Common Share was fixed in the Master Transaction Agreement and, except for certain adjustments on account of changes in the capitalization of VICI or MGP, or the payment of certain dividends by VICI or MGP that are necessary to maintain their respective status as a REIT, will not be adjusted for changes in the market prices of VICI Common Stock or MGP Class A Common Shares. Changes in the market price of shares of VICI Common Stock prior to the Mergers will affect the market value of the REIT Merger Consideration that MGP shareholders will be entitled to receive on the closing date of the Mergers. Stock price changes may result from a variety of factors (many of which are beyond the control of VICI and MGP), including the following:

•	changes in the respective businesses, operations, assets, liabilities and prospects of VICI and MGP;

•	changes in market assessments of the business, operations, financial position and prospects of VICI or MGP;

•	market assessments of the likelihood that the Mergers will be completed;

•	interest rates, general market and economic conditions and other factors generally affecting the market prices of VICI Common Stock and MGP Class A Common Shares;

•	federal, state and local legislation, governmental regulation and legal developments in the business in which VICI and MGP operate; and

•	other factors, including those described or referred to elsewhere under this heading “Supplemental Risk Factors.”

The market price of VICI Common Stock at the Closing may vary from its price on the date the Master Transaction Agreement was executed and on the date of the VICI Special Meeting and may be greater than, less than or the same as the price per share of VICI Common Stock at each of the aforementioned times. As a result, the market value of the REIT Merger Consideration represented by the Exchange Ratio will also vary.

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Because the Exchange Ratio is fixed:

•

if the price of VICI Common Stock increases between the date the Master Transaction Agreement was signed and the Closing, MGP shareholders will receive shares of VICI Common Stock that have a market value upon completion of the Mergers that is greater than the market value of such shares calculated pursuant to the Exchange Ratio on the date the Master Transaction Agreement was signed; and

•

if the price of VICI Common Stock declines between the date the Master Transaction Agreement was signed and the Closing, MGP shareholders will receive shares of VICI Common Stock that have a market value upon the completion of the Mergers that is less than the market value of such shares calculated pursuant to the Exchange Ratio on the date the Master Transaction Agreement was signed.

Therefore, while the number of shares of VICI Common Stock to be issued per MGP Class A Common Share is fixed, the aggregate market value of the shares as of the date the Mergers are consummated may be different from their aggregate market value as of the date the Master Transaction Agreement was signed.

There may be unexpected delays in the completion of the Mergers or the Mergers may not be completed at all.

The Mergers are currently expected to close in the first half of 2022, assuming that all of the conditions in the Master Transaction Agreement are either satisfied or waived. The Master Transaction Agreement provides that either VICI or MGP may terminate the Master Transaction Agreement, subject to certain conditions set forth in the Master Transaction Agreement, if the Mergers have not occurred on or before the Outside Date, which is November 4, 2022. Certain events may delay the completion of the Mergers or result in a termination of the Master Transaction Agreement. Some of these events are outside the control of VICI and MGP. In particular, completion of the Mergers requires the affirmative vote on the VICI Stock Issuance Proposal of the majority of the votes cast by VICI stockholders on the VICI Stock Issuance Proposal at the VICI Special Meeting, assuming a quorum is present. If the requisite shareholder approval is not obtained at the VICI Special Meeting (including any postponement or adjournment thereof), either VICI or MGP may terminate the Master Transaction Agreement.

VICI may incur significant additional costs in connection with any delay in completing the Mergers or the termination of the Master Transaction Agreement, in addition to significant transaction costs, including legal, financial advisory, accounting and other costs VICI has already incurred. In addition, if the Mergers are terminated under certain circumstances specified in the Master Transaction Agreement, VICI will be required to pay to MGP a termination fee of up to $709 million. VICI cannot assure you that the conditions to the completion of the Master Transaction Agreement will be satisfied or waived or that any adverse change, effect, event, circumstance, occurrence or state of facts that could give rise to the termination of the Master Transaction Agreement will not occur.

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VICI stockholders will have a substantially smaller ownership and voting interest in VICI upon completion of the Mergers, compared to their ownership and voting interest in VICI prior to the Mergers.

Upon completion of the Mergers, the settlement of the June 2020 Forward Sale Agreement and the March 2021 Forward Sale Agreement and the issuance of 100,000,000 shares of VICI Common Stock to finance a portion of the full repayment of VICI’s Term Loan B Facility and a portion of the purchase price of the Venetian Acquisition, based on the number of MGP Class A Common Shares and shares of VICI Common Stock outstanding on September 3, 2021, VICI estimates that continuing VICI stockholders will own approximately 77% of the issued and outstanding VICI Common Stock, and former MGP shareholders will own approximately 23% of the issued and outstanding VICI Common Stock. Accordingly, the current VICI stockholders will exercise significantly less influence over VICI after the Mergers relative to their influence over VICI prior to the Mergers, and thus will have a less significant impact on the approval or rejection of future VICI proposals submitted to a stockholder vote.

There can be no assurance that VICI will be able to secure the financing in connection with the Partial Redemption on acceptable terms, in a timely manner, or at all, and therefore may be compelled to consummate the Transactions without obtaining financing on attractive terms.

VICI is required to finance the cash required in connection with the Partial Redemption with long-term debt financing or proceeds from the Bridge Facility in accordance with the terms of the Debt Commitment Letter. The Debt Commitment Letter provides for funding to Existing VICI OP of up to $9.250 billion, consisting of up to $5.008 billion in funding under Tranche 1 of the Bridge Facility, which can be used to fund the Partial Redemption and pay transaction costs, and up to $4.242 billion in funding under Tranche 2 of the Bridge Facility, which can be used to fund the Change of Control Offers. Additionally, VICI may continue to evaluate alternative financing structures and amounts based on its needs and capital markets conditions. The availability of the borrowings under the Bridge Facility is subject to the satisfaction of certain customary conditions, including the substantially concurrent consummation of the Mergers.

The consummation of the Transactions is not conditioned on VICI’s ability to obtain financing or the consummation of the transactions contemplated by the Debt Commitment Letter. If VICI is unable to obtain funding contemplated by the Debt Commitment Letter from its financing sources for the cash required in connection with the Partial Redemption, VICI may be compelled to specifically perform its obligations to consummate the Transactions with financing that is not on attractive terms or could otherwise be subject to claims under the Master Transaction Agreement, each of which could have a material adverse effect on VICI.

The Master Transaction Agreement contains provisions that could discourage a potential acquirer of VICI from making a favorable proposal, could result in any such proposal being at a lower price than it might otherwise be and, in specified circumstances, could require VICI to make a substantial termination payment to MGP.

Pursuant to the Master Transaction Agreement, MGP and VICI have, subject to certain exceptions, agreed not to (i) solicit proposals relating to certain alternative transactions, (ii) enter into discussions or negotiations or provide non-public information concerning proposals relating to an alternative business combination transaction, (iii) approve or recommend any agreements providing for any such alternative business combination transaction, (iv) enter into any letter of intent, agreement in principle, merger agreement or other similar definitive agreements related to alternative business combination transaction, (v) grant any waiver, amendment or release of any standstill under any standstill or confidentiality agreement or any takeover statute, or (vi) agree to do any of the foregoing. Notwithstanding such “no-shop” restrictions, prior to obtaining VICI stockholder approval of the VICI Stock Issuance Proposal, under certain specified circumstances and in accordance with their respective duties as directors under applicable law, the VICI Board may change the VICI Board recommendation and terminate the Master Transaction Agreement to accept a superior proposal upon payment of the respective termination fees described below.

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The Master Transaction Agreement also provides that, in connection with the termination of the Master Transaction Agreement by VICI under certain specified circumstances, VICI will be required to pay to MGP a termination fee of up to $709 million.

These provisions could discourage a potential acquirer that might have an interest in acquiring all or a significant part of VICI from considering or proposing such an acquisition, or might result in a potential acquirer proposing to pay a lower per share value than it might otherwise have proposed to pay because of the added expense of the termination fee that may become payable in certain circumstances under the Master Transaction Agreement.

If the Mergers are not consummated by the Outside Date, either VICI or MGP may terminate the Master Transaction Agreement.

Either VICI or MGP may terminate the Master Transaction Agreement if the Mergers have not been consummated by the Outside Date, which is November 4, 2022. However, this termination right will not be available to a party if that party’s failure to comply with any provision of the Master Transaction Agreement has been the principal cause of, or resulted in, the failure of the Mergers to occur by the Outside Date. In the event the Master Transaction Agreement is terminated by either party due to the failure of the Mergers to close by the Outside Date, VICI will have incurred significant costs and will have diverted significant management focus and resources from other strategic opportunities without realizing the anticipated benefits of the Mergers.

Gaming regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or cannot be met.

Consummation of the Mergers is conditioned on the receipt of approvals from a number of gaming regulatory authorities, including, among others, the Illinois Gaming Control Board, the Indiana Gaming Commission, the Louisiana Gaming Control Board, the Maryland Lottery and Gaming Control Agency, the Maryland Lottery and Gaming Control Commission, the Massachusetts Gaming Commission, the Michigan Gaming Control Board, the Mississippi Gaming Commission, the Missouri Gaming Commission, the Nevada Gaming Commission, the Nevada Gaming Control Board, the New Jersey Casino Control Commission, the New Jersey Division of Gaming Enforcement, the New York State Gaming Commission, the Ohio Casino Control Commission, the Ohio Lottery Commission, the Ohio State Racing Commission, the Pennsylvania Gaming Control Board and the Pennsylvania Racing Commission. In some instances, these approvals may also include findings of suitability for VICI’s officers and members of the VICI Board. These approvals and findings may not be received at all, may not be received in a timely fashion and/or may contain conditions on the consummation of the Mergers. In addition, these regulatory bodies may impose conditions on the granting of such approvals and findings. Such conditions and the process of obtaining such regulatory approvals could have the effect of delaying consummation of the Mergers or of imposing additional costs or limitations on VICI following the Mergers. In addition, to the extent any officer or member of the VICI Board of VICI or impeding is found unsuitable, VICI would need to find a replacement, which may take time and could adversely impact VICI’s financial and operational performance, including VICI’s ability to successfully consummate the Mergers and integrate MGP into VICI. Any such finding of unsuitability by regulatory authorities and resulting resignation or removal of an officer of VICI could also impact the governance structure of VICI following the Mergers.

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An adverse judgment in any litigation challenging the Mergers may prevent the Mergers from becoming effective or from becoming effective within the expected timeframe.

It is possible that VICI stockholders or MGP shareholders may file lawsuits challenging the Mergers or the other Transactions, which may be filed against VICI, MGP, REIT Merger Sub and/or the members of the VICI Board or the MGP Board.

VICI cannot assure you as to the outcome of these lawsuits or any other lawsuit that may be filed, including the amount of costs associated with defending these claims or any other liabilities that may be incurred in connection with the litigation of these claims. If plaintiffs are successful in obtaining an injunction prohibiting the parties from completing the Transactions on the agreed-upon terms, such an injunction may delay the consummation of the Transactions in the expected timeframe, or could indefinitely enjoin the Transactions from being consummated altogether. Whether or not any plaintiff’s claim is successful, this type of litigation may result in significant costs and divert management’s attention and resources, which could adversely affect the operation of VICI’s business.

If the REIT Merger does not qualify as a reorganization there may be adverse tax consequences.

The parties intend that the REIT Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code, and it is a condition to the consummation of the Mergers that VICI and MGP receive opinions from Hogan Lovells US LLP and Weil, Gotshal & Manges LLP, respectively, to the effect that, for U.S. federal income tax purposes, the REIT Merger will constitute a reorganization within the meaning of Section 368(a) of the Code. These tax opinions represent the legal judgment of counsel rendering the opinion and are not binding on the Internal Revenue Service (the “IRS”) or the courts. If the REIT Merger were to fail to qualify as a reorganization, U.S. holders of MGP Common Shares generally would recognize gain or loss, as applicable, equal to the difference between (i) the sum of the fair market value of the VICI Common Stock and the Fractional Share Consideration received by such holder in the REIT Merger; and (ii) such holder’s adjusted tax basis in its MGP Common Shares.

Risks Related to VICI Following the Transactions

VICI expects to incur substantial expenses related to the Transactions.

VICI expects to incur substantial expenses in completing the Transactions and integrating the business, operations, systems, technologies, policies and procedures of MGP with those of VICI. While VICI has assumed that a certain level of expenses would be incurred, there are a number of factors beyond its control that could affect the total amount or the timing of the expenses relating to the completion of the Transactions and the integration of VICI’s and MGP’s operations. Many of the expenses that will be incurred, by their nature, are difficult to estimate accurately at the present time. As a result, the expenses associated with the Transactions could, particularly in the near term, reduce the savings that VICI expects to achieve from the elimination of duplicative expenses and the realization of economies of scale and cost savings following the completion of the Transactions and impact VICI’s business and operations and the market price of VICI Common Stock.

VICI is and will always be significantly dependent on its tenants for its revenues, including MGM following the Transactions, and unless or until VICI substantially diversifies its portfolio an event that has a material adverse effect on any of VICI’s significant tenants’ businesses, financial condition, liquidity, results of operations or prospects could have a material adverse effect on VICI’s business, financial condition, liquidity, results of operations and prospects.

VICI depends on its tenants to operate the properties that it owns in a manner that generates revenues sufficient to allow the tenants to meet their obligations to VICI. Currently, a substantial majority of VICI’s revenue comes from VICI’s leases with subsidiaries of Caesars, Penn National, Hard Rock, JACK Entertainment, Century Casinos and the Eastern Band of Cherokee Indians, with the most significant percentage of our revenues coming from Caesars. Following the completion of the Transactions, MGM will also become a significant tenant of VICI, with Caesars representing approximately 41% of total estimated annualized cash rent and MGM representing approximately 40% of total estimated annualized cash rent. Accordingly, the risks to VICI described under the Risk Factor “We are and will always be significantly dependent on our tenants for our revenues, and unless or until we substantially diversify our portfolio an event that has a material adverse effect on any of our tenants’ businesses, financial condition, liquidity, results of operations or prospects could have a material adverse effect on our business, financial condition, liquidity, results of operations and prospects.” in VICI’s Annual Report on Form 10-K for the year ended December 31, 2020, which Risk Factor is incorporated herein by reference, will also apply with respect to MGM following the completion of the Transactions, and an event that has a material adverse effect on MGM’s businesses, financial condition, liquidity, results of operations or prospects could have a material adverse effect on VICI’s business, financial condition, liquidity, results of operations and prospects.

Following the Mergers, VICI may be unable to integrate the current operations of MGP and VICI successfully and realize the anticipated synergies and other benefits of the Mergers or do so within the anticipated timeframe.

The Mergers involve the combination of two companies which currently operate as independent public companies. VICI is expected to benefit from the elimination of duplicative costs associated with general and administrative expenses, including those related to supporting a public company platform and the leveraging of technology and systems. However, VICI will be required to devote significant management attention and resources to integrating the business practices and operations of MGP into VICI. Potential difficulties VICI may encounter in the integration process include, among others, the following:

•

the inability to successfully combine the operations of VICI and MGP in a manner that permits VICI to achieve the cost savings anticipated to result from the Mergers, which would result in the anticipated benefits of the Mergers not being realized in the timeframe currently anticipated or at all;

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•	the additional complexities of increasing the number of properties owned by VICI and the additional tenants, including additional time and attention required by management;

•	potential unknown liabilities and unforeseen increased expenses, delays or regulatory conditions associated with the Mergers;

•	failure to retain key employees of either VICI or MGP; and

•	additional complexities of combining two companies with different histories, regulatory restrictions, markets and tenants.

For all these reasons, you should be aware that it is possible that the integration process could result in the distraction of VICI’s management, the disruption of VICI’s ongoing business or inconsistencies in VICI’s operations, services, standards, controls, procedures and policies, any of which could adversely affect the ability of VICI to maintain relationships with tenants, customers, vendors and employees or to achieve the anticipated benefits of the Mergers, or could otherwise adversely affect VICI’s business and financial results.

VICI’s anticipated level of indebtedness will increase upon completion of the Transactions and will increase the related risks VICI now faces.

Contemporaneously with the execution of the Master Transaction Agreement, VICI entered into the Debt Commitment Letter with the Lenders (as defined below) pursuant to which the Lenders have committed to provide Existing VICI OP with bridge financing for the Transactions in the amount of $9.250 billion. VICI will also assume and/or refinance certain indebtedness of MGP in connection with the Transactions and will be subject to increased risks associated with debt financing, including an increased risk that VICI’s cash flow could be insufficient to meet required payments on its debt. On June 30, 2021, VICI had indebtedness of approximately $6.9 billion. After giving effect to the Mergers, the incurrence of approximately $4.4 billion in debt in connection with the Partial Redemption and approximately $4.2 billion in debt in connection with the closing of the offers for exchange and approximately $850.0 million in debt in connection with the Venetian Acquisition and the repayment of the Term Loan B Facility, VICI’s total pro forma consolidated indebtedness will increase to approximately $14.2 billion.

VICI’s increased indebtedness could have important consequences to holders of its common stock, including:

•	increasing VICI’s vulnerability to general adverse economic and industry conditions;

•	limiting VICI’s ability to obtain additional financing to fund future working capital, capital expenditures and other general corporate requirements;

•	with respect to floating rate indebtedness, risks associated with increases in interest rates;

•

requiring the use of a substantial portion of VICI’s cash flow from operations for the payment of principal and interest on its indebtedness, thereby reducing its ability to use its cash flow to fund working capital, acquisitions, capital expenditures and general corporate requirements;

•	limiting VICI’s ability to pay dividends to its stockholders;

•	limiting VICI’s flexibility in planning for, or reacting to, changes in its business and its industry; and

•	putting VICI at a disadvantage compared to its competitors with less indebtedness.

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Counterparties to certain significant agreements with MGP may exercise contractual rights under such agreements in connection with the Mergers.

MGP is a party to certain agreements that give the applicable counterparty certain rights following a “change in control.” In certain of these agreements, such rights may be triggered upon the Closing and may trigger a consent or the right to terminate the agreement. It is not a condition to completion of the Mergers that the counterparties consent to the Mergers or waive their contractual rights. Certain counterparties may also require modifications to their respective agreements or the execution of new agreements as a condition to granting a waiver or consent under their agreement. The pursuit of such rights by the counterparties may result in VICI suffering a loss of potential future revenue or incurring liabilities and may result in the loss or modification of rights that are material to VICI’s business. There can be no assurances that such counterparties will not exercise their rights under these agreements, including termination rights where available, or that the exercise of any such rights under, or modification of, these agreements will not adversely affect VICI’s business or operations.

VICI depends on key senior executives and employees for its future success, and the loss of key personnel or inability to attract and retain key personnel could significantly harm VICI’s business.

VICI’s ability to maintain its competitive position depends on the efforts and abilities of its senior executives and employees. Finding suitable replacements for senior executives and other key employees can be difficult, time consuming and expensive. Losing the services of one or more of these senior executives or key employees following consummation of the Mergers could adversely affect VICI’s business, results of operations, strategic relationships, including relationships with tenants, joint venture partners and vendors, and limit VICI’s ability to execute its business strategies.

Risks Related to an Investment in VICI Following the Transactions

The market price and trading volume of VICI Common Stock may be volatile.

The United States stock markets, including the NYSE, on which VICI Common Stock will continue to be listed under the symbol “VICI” after the Mergers, have experienced significant price and volume fluctuations. As a result, the market price of shares of VICI Common Stock is likely to be similarly volatile, and investors in shares of VICI Common Stock may experience a decrease in the value of their shares, including decreases unrelated to VICI’s operating performance or prospects. VICI cannot assure you that the market price of VICI Common Stock will not fluctuate or decline significantly in the future.

In addition to the risks listed in this “Supplemental Risk Factors” section, a number of factors could negatively affect VICI’s share price or result in fluctuations in the price or trading volume of VICI Common Stock, including:

•	the annual yield from distributions on VICI Common Stock as compared to yields on other financial instruments;

•	equity issuances by VICI, or future sales of substantial amounts of VICI Common Stock by its existing or future stockholders, or the perception that such issuances or future sales may occur;

•	increases in market interest rates or a decrease in VICI’s distributions to stockholders that lead purchasers of VICI Common Stock to demand a higher yield;

•	changes in market valuations of similar companies;

•	fluctuations in stock market prices and volumes;

•	additions or departures of executive officers or other key employees;

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•	VICI’s operating performance and the performance of other similar companies;

•	actual or anticipated differences in VICI’s quarterly operating results;

•	changes in expectations of future financial performance or changes in estimates of securities analysts;

•	publication of research reports about VICI or its industry by securities analysts;

•	failure to qualify as a REIT for U.S. federal income tax purposes;

•	adverse market reaction to any indebtedness VICI incurs in the future;

•	strategic decisions by VICI or its competitors, such as acquisitions, divestments, spin-offs, joint ventures, strategic investments or changes in business strategy;

•	legislative or other regulatory developments that adversely affect VICI or its industry;

•	speculation in the press or investment community;

•	changes in VICI’s earnings;

•	failure to satisfy the listing requirements of the NYSE;

•	failure to comply with the requirements of Sarbanes Oxley Act of 2002, as amended;

•	actions by institutional stockholders of VICI;

•	changes in accounting principles; and

•	general economic and/or market conditions, including factors unrelated to VICI’s performance.

In the past, securities class action litigation has often been instituted against companies following periods of volatility in the price of their common stock. This type of litigation could result in substantial costs and divert VICI’s management’s attention and resources, which could have a material adverse effect on VICI’s cash flows, its ability to execute its business strategy and VICI’s ability to make distributions to VICI stockholders.

The market price of shares of VICI Common Stock following the Transactions may be affected by factors different from those affecting the price of shares of VICI Common Stock before the Transactions.

The results of operations of VICI, as well as the market price of VICI Common Stock, after the Transactions may be affected by factors different from those currently affecting VICI’s results of operations and the market prices of VICI Common Stock. These factors include:

•	a greater number of shares of VICI Common Stock outstanding;

•	different stockholders in VICI; and

•	VICI owning new assets with different tenants and capitalization structures.

Accordingly, the historical market prices and financial results of VICI and MGP may not be indicative of these matters for VICI after the Transactions.

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The market price of VICI Common Stock may decline as a result of the Transactions.

The market price of VICI Common Stock may decline as a result of the Transactions if VICI does not achieve the perceived benefits of the Transactions as rapidly or to the extent anticipated by financial or industry analysts, or the effect of the Transactions on VICI’s financial results is not consistent with the expectations of financial or industry analysts.

In addition, upon consummation of the Transactions, VICI stockholders will own interests in a company operating an expanded business with a different mix of properties, risks and liabilities. Current VICI stockholders may not wish to continue to invest in VICI, or for other reasons may wish to dispose of some or all of their shares of VICI Common Stock. If, following the closing of the Transactions, significant amounts of VICI Common Stock are sold, the price of VICI Common Stock could decline.

The VICI Stock Issuance may cause the market price of VICI Common Stock to decline.

In connection with the consummation of the Mergers, the settlement of the June 2020 Forward Sale Agreement and March 2021 Forward Sale Agreement and the issuance of 100,000,000 shares of VICI Common Stock to finance a portion of the full repayment of the Term Loan B Facility and a portion of the purchase price of the Venetian Acquisition, based on the number of MGP Class A Common Shares outstanding on September 3, 2021, VICI expects to issue approximately 214.5 million shares of VICI Common Stock, which will represent approximately 77% of the issued and outstanding shares of VICI Common Stock prior to the consummation of the Mergers and approximately 23% of the issued and outstanding shares of VICI Common Stock after consummation of the Mergers the. VICI expects that some MGP shareholders who receive shares of VICI Common Stock are likely to sell such shares promptly after the consummation of the Mergers. Both the issuance of this amount of new shares and any subsequent sales of these shares may cause the market price of VICI Common Stock to decline.

Following the Transactions, VICI may not continue to pay dividends at or above the rate it currently pays.

Following the Transactions, the stockholders of VICI may not receive dividends at the same rate they received dividends as VICI stockholders prior to the Transactions for various reasons, including the following:

•	VICI may not have enough cash to pay such dividends due to changes in VICI’s cash requirements, capital spending plans, cash flow or financial position;

•

decisions on whether, when and in which amounts to make any future distributions will remain at all times entirely at the discretion of the VICI Board, which reserves the right to change VICI’s current dividend practices at any time and for any reason;

•	VICI may desire to retain cash to maintain or improve its credit ratings; and

•

the amount of dividends that VICI’s subsidiaries may distribute to VICI may be subject to restrictions imposed by state law and restrictions imposed by the terms of any current or future indebtedness that these subsidiaries may incur

Stockholders of VICI will have no contractual or other legal right to dividends that have not been declared by the VICI Board.

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VICI may need to incur additional indebtedness in the future.

In connection with executing VICI’s business strategies following the Transactions, VICI expects to continue to evaluate additional acquisitions and other strategic investment opportunities, and VICI may elect to finance these endeavors by incurring additional indebtedness. For example, VICI expects to incur additional long-term indebtedness in connection with the pending Venetian Acquisition. The amount of such indebtedness could have material adverse consequences for VICI, including:

•	hindering VICI’s ability to adjust to changing market, industry or economic conditions;

•	limiting VICI’s ability to access the capital markets to refinance maturing debt or to fund acquisitions or emerging businesses;

•	limiting the amount of free cash flow available for future operations, acquisitions, dividends, stock repurchases or other uses;

•	making VICI more vulnerable to economic or industry downturns, including interest rate increases; and

•	placing VICI at a competitive disadvantage compared to less leveraged competitors.

The impact of any of these potential adverse consequences could have a material adverse effect on VICI’s results of operations, financial condition and liquidity.

The unaudited pro forma financial statements of VICI are presented for illustrative purposes only and may not be an indication of VICI’s financial condition or results of operations after the Transactions.

The unaudited pro forma financial statements contained in Exhibit 99.3 to the Form 8-K are presented for illustrative purposes only, are based on various adjustments, assumptions and preliminary estimates and may not be an indication of VICI’s future financial condition or results of operations resulting from the Transactions. The actual financial condition and results of operations of VICI following the Transactions may not be consistent with, or evident from, these unaudited pro forma financial statements. In addition, the assumptions used in preparing the unaudited pro forma financial statements may not prove to be accurate, and other factors may affect VICI’s financial condition or results of operations following the Transactions. Any potential decline in VICI’s financial condition or results of operations may cause significant variations in the market price of VICI Common Stock following the Transactions.

Risks Related to Taxes Following the Transactions

The Tax Protection Agreement, during its term, imposes certain limits on VICI’s operations and could require New VICI Operating Company to indemnify MGM for certain tax liabilities.

VICI has agreed with MGM to enter into a tax protection agreement (the “Tax Protection Agreement”) pursuant to which New VICI Operating Company will agree, subject to certain exceptions, to indemnify the Protected Parties (as defined in the Tax Protection Agreement) for certain tax liabilities resulting from, during the Protected Period (as defined in the Tax Protection Agreement), (1) the sale, transfer, exchange or other disposition of certain property owned directly or indirectly by MGP OP immediately prior to the closing date of the Mergers (each, a “Protected Property”), (2) a merger, consolidation, or transfer of all of the assets of, or certain other transactions undertaken by, New VICI Operating Company pursuant to which the ownership interests of the Protected Parties in New VICI Operating Company are required to be exchanged in whole or in part for cash or other property, (3) the failure of New VICI Operating Company to maintain approximately $8.5 billion of nonrecourse indebtedness allocable to the Protected Parties, which amount may be reduced over time in accordance with the Tax Protection Agreement, and (4) the failure of New VICI Operating Company or VICI to comply with certain tax covenants that would impact the tax liabilities of the Protected Parties. In the event that New VICI Operating Company or VICI breaches restrictions in the Tax Protection Agreement, New VICI Operating Company will be liable for grossed-up tax amounts (based on an assumed effective tax rate) associated with the income or gain recognized as a result of such breach. In addition, the BREIT JV previously entered into a tax protection agreement with MGM with respect to built-in gain and debt maintenance related to MGM Grand Las Vegas and Mandalay Bay, which is effective through mid-2029 and by acquiring MGP, VICI will bear MGP’s approximate 50.1% proportionate share in the BREIT JV of any indemnity under this existing tax protection agreement.

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Therefore, although it may be in the VICI stockholders’ best interests for VICI to sell a Protected Property, enter into certain significant transactions involving New VICI Operating Company, reduce nonrecourse indebtedness of New VICI Operating Company allocable to MGM or otherwise not comply with certain tax covenants, it may be economically prohibitive for VICI to do so during the Protected Period because of these indemnity obligations.

VICI may incur adverse tax consequences if VICI has failed or fails, or if MGP has failed, to qualify as a REIT for U.S. federal income tax purposes.

VICI has operated in a manner that it believes has allowed it to qualify as a REIT for U.S. federal income tax purposes under the Code and intends to continue to do so through the time of the REIT Merger. VICI intends to operate in a manner that it believes allows it to qualify as a REIT after the REIT Merger. Neither VICI nor MGP has requested or plans to request a ruling from the IRS that it qualifies as a REIT. Qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial and administrative interpretations. The complexity of these provisions and of the applicable Treasury Regulations (as defined below) that have been promulgated under the Code is greater in the case of a REIT that holds its assets through a partnership (such as VICI will do after the Mergers). The determination of various factual matters and circumstances not entirely within the control of VICI or MGP may affect its ability to qualify as a REIT. In order to qualify as a REIT, each of VICI and MGP must satisfy a number of requirements, including requirements regarding the ownership of its stock and the composition of its gross income and assets. Also, a REIT must make distributions to stockholders aggregating annually at least 90% of its net taxable income, excluding any net capital gains.

If VICI loses its REIT status, or is determined to have lost its REIT status in a prior year, it will face material tax consequences that would substantially reduce its cash available for distribution, including cash available to pay dividends to its stockholders, because:

•

it would be subject to U.S. federal income tax and state and local income taxes on its net income at regular corporate rates for the years it did not qualify for taxation as a REIT (and, for such years, would not be allowed a deduction for dividends paid to stockholders in computing its taxable income);

•

unless it is entitled to relief under applicable statutory provisions, neither it nor any “successor” corporation, trust or association could elect to be taxed as a REIT until the fifth taxable year following the year during which it was disqualified;

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•	if it were to re-elect REIT status, it would have to distribute all earnings and profits from non-REIT years before the end of the first new REIT taxable year;

•

for the five years following re-election of REIT status, upon a taxable disposition of an asset owned as of such re-election, it would be subject to corporate-level tax with respect to any built-in gain inherent in such asset at the time of re-election.

Even if VICI retains its REIT status, if MGP loses its REIT status for a taxable year ending on or before the REIT Merger Effective Time VICI would be subject to adverse tax consequences that would substantially reduce its cash available for distribution, including cash available to pay dividends to its stockholders, because:

•

unless it is entitled to relief under applicable statutory provisions, VICI, as the “successor” to MGP, could not elect to be taxed as a REIT until the fifth taxable year following the year during which MGP was disqualified;

•	VICI, as the successor by merger to MGP for U.S. federal income tax purposes, would be subject to any corporate income tax liabilities of MGP, including penalties and interest;

•

assuming that VICI otherwise maintained its REIT qualification, VICI would be subject to corporate-level tax on the built-in gain in each asset of MGP existing at the time of the REIT Merger if VICI were to dispose of such MGP asset during the five-year period following the REIT Merger; and

•

assuming that VICI otherwise maintained its REIT qualification, VICI would succeed to any earnings and profits accumulated by MGP for taxable periods that it did not qualify as a REIT, and VICI would have to pay a special dividend and/or employ applicable deficiency dividend procedures (including interest payments to the IRS) to eliminate such earnings and profits (or if VICI does not timely distribute those earnings and profits, it could fail to qualify as a REIT).

In addition, if there is an adjustment to MGP’s taxable income or dividends paid deductions, VICI could elect to use the deficiency dividend procedure in order to maintain MGP’s REIT status. That deficiency dividend procedure could require VICI to make significant distributions to its shareholders and to pay significant interest to the IRS.

As a result of these factors, VICI’s failure (before or after the REIT Merger) or MGP’s failure (before the REIT Merger) to qualify as a REIT could impair VICI’s ability after the REIT Merger to expand its business and raise capital, and would materially adversely affect the market value of VICI Common Stock.

Other Risk Factors

VICI faces other risks.

The foregoing risks are not exhaustive, and you should be aware that, following the Transactions, VICI will face various other risks, including those discussed in reports filed by VICI with the SEC.

16

Exhibit 99.5

Recommendations of the VICI Board of Directors and Its Reasons for the Transactions

Unless otherwise stated in these Recommendations of the VICI Board of Directors and its Reasons for the Transactions (the “VICI Reasons for the Transactions”) or the context otherwise requires, references in these VICI Reasons for the Transactions to:

•

“Alternative Partnership Merger” refers to an alternative merger structure, which VICI may, in its sole discretion, elect, if the MGP Exchange Offers are not successful, whereby, in lieu of the Partnership Merger, Existing VICI OP will merge with and into MGP OP, with MGP OP surviving the Mergers.

•

“Amended and Restated Master Lease” refers to the form of amended and restated triple-net master lease to be entered into by VICI and MGM with respect to certain properties that will be owned by consolidated subsidiaries of VICI following closing of the Mergers.

•	“BREIT JV” refers to the joint venture of MGP with Blackstone Real Estate Income Trust, Inc.

•	“Cancelled Shares” refers to each MGP Class A Common Share held in treasury by MGP or owned by any of MGP’s wholly-owned subsidiaries and the MGP Class B Common Share.

•

“Change of Control Offers” refers to offers to repurchase certain senior notes of MGP OP pursuant to their respective indentures if exchange offer and consent solicitation transaction to assume such notes by Existing VICI OP in the Mergers are unsuccessful.

•	“Combined Company” refers to VICI and its subsidiaries after the closing of the Mergers.

•

“Bridge Facility” refers to a 364-day first lien secured bridge facility in an aggregate principal amount of up to $9.250 billion in the aggregate, consisting of up to $5.008 billion in funding under Tranche 1 of the Bridge Facility which can be used for the Redemption Consideration and to pay transaction costs and up to $4.242 billion in funding under Tranche 2 of the Bridge Facility which can be used to fund the Change of Control Offers (the “Offer to Purchase Consideration”).

•

“Exchange Ratio” refers to 1.366 shares of VICI Common Stock per MGP Common Share, other than the Cancelled Shares, plus the right, if any, to receive cash in lieu of fractional shares of VICI Common Stock into which such MGP Common Shares would have been converted pursuant to the terms and subject to the conditions set forth in the Master Transaction Agreement.

•	“Existing VICI OP” means VICI Properties L.P., a Delaware limited partnership.

•

“Master Transaction Agreement” refers to the Master Transaction Agreement, dated as of August 4, 2021, by and among MGP, MGP OP, VICI, REIT Merger Sub, Existing VICI OP, New VICI Operating Company and MGM, as it may be amended or modified from time to time, a copy of which is attached as Annex A to this proxy statement/information statement/prospectus.

•	“Mergers” refers to the Partnership Merger and the REIT Merger.

•	“MGP” refers to MGM Growth Properties LLC, a Delaware limited liability company.

•	“MGP Class A Common Shares” refers to the Class A common shares, no par value per share, of MGP.

•	“MGP Class B Common Share” refers to the single Class B common share, no par value per share, of MGP held by MGM.

•	“MGP Common Shares” refers to the MGP Class A Common Shares and the MGP Class B Common Share, as the context requires.

•

“MGP Exchange Offers” refers to one or more exchange offers, offers to purchase and/or consent solicitations with respect to MGP OP’s outstanding debt securities in connection with the assumption of such indebtedness in the Mergers that Existing VICI OP intends to conduct on or prior to the closing date of the Transactions.

•	“MGP OP” refers to MGM Growth Properties Operating Partnership LP, a Delaware limited partnership.

•	“MGP OP Units” refers to outstanding partnership units in MGP OP.

•	“MGM” refers to MGM Resorts International, a Delaware corporation.

•	“New VICI Operating Company” means VICI Properties OP LLC, a Delaware limited liability company.

•	“New VICI Operating Company Units” refers to the units representing a fractional, undivided share of the membership interests of the members of New VICI Operating Company.

•	“Partnership Merger” refers to the merger, following the REIT Merger, of the REIT Surviving Entity with and into MGP OP, with MGP OP surviving.

•

“Redeemed Units” refers to a number of outstanding New VICI Operating Company Units held by MGM immediately prior to the Partial Redemption equal to (rounded down to the nearest whole unit) (i) (A) the Redemption Consideration divided by (B) $43.00, times (ii) the Exchange Ratio.

•

“Partial Redemption” refers to the distribution by New VICI Operating Company to MGM and/or its applicable subsidiaries an amount equal to the Redemption Consideration in cash in redemption of the Redeemed Units held by MGM and/or its subsidiaries, as applicable.

•	“Redemption Consideration” refers to a $4,404,000,000 payment in connection with the Partial Redemption.

•	“REIT” refers to a real estate investment trust.

•	“REIT Merger” refers to the merger of MGP with and into REIT Merger Sub, with REIT Merger Sub surviving as a wholly-owned subsidiary of Existing VICI OP.

•	“REIT Merger Sub” refers to Venus Sub LLC, a Delaware limited liability company, a wholly-owned subsidiary of Existing VICI OP.

•	“REIT Surviving Entity” refers to REIT Merger Sub, the surviving entity in the REIT Merger.

•	“Tax Protection Agreement” refers to the tax protection agreement to be entered into between VICI and MGM in connection with the Transactions.

•	“Transactions” refers to the Mergers and the other transactions contemplated by the Master Transaction Agreement.

•

“Venetian Acquisition” refers to the pending acquisition by Existing VICI OP of the land and real estate assets associated with The Venetian Resort Las Vegas and the Sands Expo and Convention Center, located in Las Vegas, Nevada and the acquisition of an affiliate of certain funds managed by affiliates of Apollo Global Management, Inc. of the operating assets and liabilities of The Venetian Resort and the Sands Expo and Convention Center from Las Vegas Sands Corp. pursuant to definitive agreements dated March 2, 2021.

•	“VICI” refers to VICI Properties Inc., a Maryland corporation.

•	“VICI Board” refers to the board of directors of VICI.

•	“VICI Common Stock” refers to the common stock, par value $0.01 per share, of VICI.

•	“VICI Stock Issuance” refers to the issuance of shares of VICI Common Stock to holders of MGP Common Shares, as contemplated by the Master Transaction Agreement.

•	“VICI Stock Issuance Proposal” refers to the proposal to approve the VICI Stock Issuance.

At its meeting on August 3, 2021, after careful consideration, the VICI Board unanimously (i) determined that the Mergers, the Partial Redemption and the other transactions contemplated by the Master Transaction Agreement are advisable and in the best interests of VICI and its stockholders, (ii) authorized and approved the Mergers, the Partial Redemption and the other transactions contemplated by the Master Transaction Agreement, and (iii) authorized, approved, and adopted the Master Transaction Agreement.

In reaching its determination, the VICI Board consulted with VICI’s senior management and outside legal and financial advisors and carefully considered numerous factors that the VICI Board viewed as supporting its decision, including the following material factors:

•

the belief that the Transactions will strengthen VICI’s position as a leader in gaming and experiential real estate and solidify it as the largest triple-net lease REIT by Adjusted EBITDA and generally one of the largest REITs in the United States, with an equity market capitalization of approximately $31 billion and a total enterprise value of approximately $45 billion, based on the closing price of VICI Common Stock on August 3, 2021, the last trading day before the VICI Board approved the Transactions. The VICI Board believed that this broader reach and scale would provide a strong foundation for VICI to drive additional, accretive growth in its business, enabling it to pursue larger transactions and potentially resulting in lower cost of capital, thereby driving higher net income to VICI stockholders;

•

the belief that the Mergers will result in an overall upgrade of VICI’s portfolio; following the Mergers, VICI will have 43 properties in 15 states with 58,000 hotel rooms, 63,000 gaming units and 6.7 million square feet of convention space;

•

the belief that MGP’s existing portfolio consists of large-scale, top-quality assets in their respective geographic locations and in the triple-net REIT sector, most of which are market leaders in gross gaming revenues in their respective geographic locations, and will be acquired at a significant (estimated 30-40%) discount to replacement cost and at an attractive capitalization rate;

•

the belief that MGP’s properties will realize increased valuations and improved capitalization rates as a result of inclusion in VICI’s management and governance platform, as well as the potential for additional value appreciation resulting from capitalization rate compression in the gaming sector;

•	the belief that there are no other near-term opportunities to acquire a portfolio of a similar scale and quality;

•

the expectation that, following the Transactions, VICI’s real estate portfolio will be more diversified by tenant base, by adding a significant, high-quality and iconic global operator that will meaningfully decrease VICI’s top tenant concentration, on a pro forma basis taking into account (i) the closing of the Venetian Acquisition and (ii) the pending acquisition by the Eastern Band of Cherokee Indians of the operations of Caesars Southern Indiana from Caesars Entertainment, from 68% to 41%; following the Mergers, three of VICI’s tenants, Caesars, Penn National and MGM, representing a combined 84% of its total estimated 2021 annualized cash rent, will be included in the S&P 500;

•

the expectation that, following the Transactions, VICI’s real estate portfolio will be more diversified by geographic scope, resulting in approximately 55% of VICI’s rent base being generated by regional assets and 45% being generated by assets located on the Las Vegas Strip, assuming the rent under the Amended and Restated Master Lease Agreement is allocated among VICI’s Las Vegas and regional properties based on pro rata 2019 Adjusted EBITDAR performance;

•

the expectation that, on a pro forma basis giving effect to the Transactions and the Venetian Acquisition, VICI’s estimated pro forma 2021 cash rent on an annualized basis will be $2.6 billion, a meaningful increase from an estimated 2021 cash rent of $1.5 billion on an annualized basis prior to the completion of the Transactions and the Venetian Acquisition, and the weighted average lease term will be 43.5 years (inclusive of all tenant renewal options);

•

the expectation that, following the Transactions, there will be significant incremental equity index demand for shares of VICI Common Stock beyond the demand for the standalone companies, particularly because shares of MGP’s Class A Common Stock have generally not been (and often are prevented from being) included in major benchmark equity indices due to MGP’s controlled-company and limited liability company status, which will provide VICI with an increased opportunity for eventual inclusion in the S&P 500 index and increased weighting in other major benchmark equity indices and further grow the trading liquidity of shares of VICI Common Stock;

•

the expectation that, following the Mergers, VICI will be strongly positioned to pursue additional opportunities within the gaming industry, as well as in broader categories across adjacent experiential industries, as a result of its enhanced scale, diversification, credit profile, investor base and cost of capital;

•

the belief that the Transactions will provide VICI an opportunity to strengthen its overall credit profile through added scale, diversity and portfolio quality, which will provide VICI an accelerated pathway to achieving an investment grade credit rating, which should lower the Combined Company’s overall debt costs;

•

the belief that the businesses of VICI and MGP are highly complementary and that the integration of the two companies will be completed in a timely and efficient manner without disruption to tenants and employees;

•

the fact that the Exchange Ratio is fixed and will not fluctuate as a result of changes in the price of VICI Common Stock or MGP Class A Common Shares, which limits the impact of external factors on the Transactions;

•

the VICI Board’s and management’s strong understanding of the business, operations, financial condition, earnings and prospects of VICI and MGP, taking into account the results of VICI’s due diligence review of MGP, as well as of the current and prospective environment in which VICI and MGP operate, including economic and market conditions, and the VICI Board’s belief that this information supported its expectations as to the value of the Mergers, the Partial Redemption and the other Transactions. The VICI Board also considered VICI management’s depth of experience in real estate operations and proven track record of successfully executing VICI’s growth plans;

•

the VICI Board’s views on economic and industry trends related to gaming and other experiential real estate, including the positive outlook of Las Vegas and regional gaming markets following the impact of the COVID-19 pandemic;

•	the knowledge that, following the Transactions, VICI will continue to be led by the existing VICI senior management team;

•	the Master Transaction Agreement’s provisions requiring MGP to pay VICI a termination fee of $421 million if the Mergers are terminated under certain circumstances;

•	the historical and then-current trading prices and volumes of each of VICI’s Common Stock and MGP’s Class A Common Shares;

•

the fact that, following the Transactions, VICI will have entered into a new 55-year Amended and Restated Master Lease, inclusive of tenant renewal options, with an anticipated initial total annual rent of $860.0 million with a fixed escalator for the first 10 years and with inflation protection through a CPI kicker and a corporate guarantee from MGM, an S&P 500 global entertainment company with national and international locations;

•	the fact that VICI will retain MGP’s existing 50.1% ownership stake in the BREIT JV, which owns the real estate assets of MGM Grand Las Vegas and Mandalay Bay, and which lease will remain unchanged;

•	the financial analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion letter to the VICI Board dated August 3, 2021; and

•

the belief that the Transactions will be completed in a timely and efficient manner with minimal disruption to tenants and other stakeholders, given the highly complementary businesses of VICI and MGP.

The VICI Board also considered a number of risks and other potentially negative factors identified in its deliberations on the Mergers and other Transactions, including the following:

•

the risk of not capturing all of the anticipated estimated savings and synergies, and the risk that other anticipated benefits of the Mergers and other Transactions might not be realized on the expected timeframe or at all;

•

the restrictions on the conduct of VICI’s business during the period between execution of the Master Transaction Agreement and the consummation of the Transactions, and the costs and distractions to VICI’s management in connection with the consummation of the Transactions;

•	the possibility that the Mergers may not be completed, or that completion may be unduly delayed, including for reasons beyond the control of VICI or MGP;

•

the amount of cash required in connection with the Partial Redemption and other transactions contemplated by the Master Transaction Agreement and the risk that VICI will not be able to secure financing for such amount on acceptable terms, in a timely manner, or at all, and may be required to borrow under the Bridge;

•	the significant anticipated increase in VICI’s level of indebtedness following the completion of the Transactions;

•

the risk that if Existing VICI OP and VICI Note Co. Inc. are unable to successfully complete one or more exchange offers with respect to MGP OP’s outstanding debt securities and MGP OP and MGP Finance Co-Issuer, Inc. are unable to successfully complete one or more consent solicitations with respect to MGP OP’s outstanding debt securities, VICI will be required to make the Change of Control Offers, may elect the Alternative Partnership Merger and would be required to comply with the terms of the indentures governing any such debt securities that remain outstanding, which could increase VICI’s administrative costs going forward;

•	the risk that the VICI stockholders may fail to approve the VICI Stock Issuance Proposal;

•	the challenges of combining VICI with MGP following the Mergers, including technical, operational, accounting and other challenges;

•

the substantial costs to be incurred in connection with the Transactions, including costs to be incurred in connection with the financing for the Partial Redemption and other transactions contemplated by the Master Transaction Agreement;

•	the risk that the COVID-19 pandemic, or similar pandemics, may decrease demand for gaming or other experiential real estate or materially and adversely impact the credit of VICI’s tenants or MGM;

•	the ownership dilution of existing VICI stockholders;

•

the Master Transaction Agreement’s provisions imposing restrictions on VICI from soliciting acquisition proposals and requiring VICI to pay MGP a termination fee of $709 million if the Mergers are terminated under certain circumstances;

•

the Master Transaction Agreement’s provisions permitting MGP to terminate the Master Transaction Agreement in order to enter into a Superior Proposal (subject to compliance with the provisions of the Master Transaction Agreement regarding non-solicitation of acquisition proposals), upon payment by MGP to VICI of a termination fee of $421 million;

•

the risk that the agreed termination fee payable by MGP to VICI if the Master Transaction Agreement is terminated under certain circumstances may not be sufficient to fully compensate VICI for its losses in such circumstances;

•	the risk that failure to complete the Mergers or other Transactions could negatively affect the price of VICI Common Stock and future business and financial results of VICI;

•

the risks associated with the covenants undertaken by VICI and its affiliates in the Tax Protection Agreement, which for fifteen years following the closing of the Transactions, require VICI to take certain actions or restrict VICI from taking certain actions that could be beneficial to VICI, including that:

•

VICI will not dispose of the property acquired from MGP in the Transactions in taxable transactions or in a manner that otherwise would result in taxable gain recognition by MGM and its affiliates; and

•	VICI will maintain approximately $8.5 billion of debt assumed or otherwise incurred in connection with the Transactions and will refinance that debt as it matures;

•	the risk that if VICI or its affiliates breach the Tax Protection Agreement, VICI would be required to pay material indemnity payments to MGM or its affiliates;

•

the risk that VICI will be significantly dependent on MGM for a substantial portion of its revenues, and unless or until VICI further substantially diversifies its portfolio an event that has a material adverse effect on MGM’s businesses, financial condition, liquidity, results of operations or prospects could have a material adverse effect on VICI’s business, financial condition, liquidity, results of operations and prospects;

•

the risk that MGM is required to pay a significant portion of their cash flow from operations to VICI pursuant to the Amended and Restated Master Lease Agreement, which could adversely affect MGM’s ability to satisfy its obligations to VICI;

•

the risk that MGM’s level of indebtedness, and the fact that a significant portion of its cash flow is used to make interest payments on such indebtedness, could adversely affect its ability to satisfy its obligations to VICI;

•	the potential risk of diverting management focus and resources from operational matters and other strategic opportunities while working to implement the Mergers and other Transactions; and

•	other matters described in our filings with the SEC.

In addition to considering the factors described above, the VICI Board considered the fact that some of VICI’s directors and executive officers have interests in the Transactions that may be different from, or in addition to, the interests of VICI’s stockholders generally and that these interests may present actual or potential conflicts of interests.

The VICI Board concluded that the potentially negative factors associated with the Mergers and other Transactions were outweighed by the potential benefits that it expected the VICI stockholders would achieve as a result of the Mergers and other Transactions. The foregoing discussion of the factors considered by the VICI Board is not intended to be exhaustive, but, rather, includes certain material factors considered by the VICI Board. In reaching its decision to approve the Master Transaction Agreement and the transactions contemplated by the Master Transaction Agreement, including the Mergers, the VICI Board did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The VICI Board considered all these factors as a whole, including discussions with, and questioning of, VICI’s management and VICI’s financial and legal advisors, and overall considered the factors to be favorable to, and supportive of, its determination.

This explanation of VICI’s Board reasons for the Transactions and other information presented in this section are forward-looking in nature and should be read in light of the exhibits in this Current Report on Form 8-K entitled “Supplemental Risk Factors” and “Forward-Looking Statements”, respectively.

Exhibit 99.6

MGP PROPERTY STATISTICS (1)

Property	Location	Hotel Rooms	Acres	Casino Sq.Ft.	Convention Sq.Ft.	Slot Machines	Table Games
Las Vegas Strip
MGM Grand Las Vegas(2)	Las Vegas, NV	4,993	102	169,000	850,000	1,270	98
Mandalay Bay(2)	Las Vegas, NV	4,750	124	152,000	2,121,000	1,117	60
Luxor	Las Vegas, NV	4,397	58	101,000	35,000	859	48
Excalibur	Las Vegas, NV	3,981	51	94,000	25,000	927	41
The Mirage	Las Vegas, NV	3,044	77	94,000	170,000	819	69
Park MGM	Las Vegas, NV	2,898	21	66,000	77,000	766	58
New York - New York and The Park	Las Vegas, NV	2,024	23	81,000	31,000	992	51

Subtotal – Las Vegas		26,087	456	757,000	3,309,000	6,750	425

Subtotal – Las Vegas (at Share)		21,225	343	596,821	1,826,471	5,559	346

Regional
Borgata	Atlantic City, NJ	2,767	37	160,000	106,000	2,856	189
Beau Rivage	Biloxi, MS	1,740	26	87,000	50,000	1,681	75
Gold Strike Tunica	Tunica, MS	1,133	24	48,000	17,000	948	66
MGM Grand Detroit	Detroit, Ml	400	24	151,000	30,000	3,079	127
MGM National Harbor	Prince George’s County, MD	308	23	146,000	50,000	2,603	171
MGM Springfield (3)	Springfield, MA	240	14	126,000	34,000	1,841	38
Empire City	Yonkers, NY	—	41	137,000	—	4,693	—
MGM Northfield Park	Northfield, OH	—	113	92,000	—	1,869	—

Subtotal – Regional		6,588	302	947,000	287,000	19,570	666
Total		32,675	758	1,704,000	3,596,000	26,320	1,091
Total (at Share)		27,813	645	1,543,821	2,113,471	25,129	1,012

Source: MGM Growth Properties LLC Filing
Notes:

1.  As of December 31, 2020. The information above reflects amenities prior to the temporary closure of the properties and subsequent re-opening of the properties without certain amenities as a result of the COVID-19 pandemic and without giving effect to any COVID-19 mitigation procedures implemented at the properties. In addition, as a result of the enactment of certain health and safety measures in order to mitigate the effects of COVID-19, including measures to promote social distancing, table games (and seats available at table games), and slot machines available for play are currently limited.

2. Through BREIT JV, MGP owns a 50.1% interest in MGM Grand Las Vegas and Mandalay Bay.
3. Pending acquisition by MGP.